
10010399

PLAYING OFFENSE

2009 Annual Report



Portfolio Recovery Associates, Inc.

PORTFOLIO RECOVERY ASSOCIATES, INC., through its subsidiaries, purchases and manages portfolios of defaulted consumer receivables and provides a broad range of accounts receivable management services to lenders, service providers, governments, and others. The Company combines a disciplined approach to portfolio acquisitions with a long-term view of collections and a commitment to continuous innovation. We have created a rewarding organization for our employees, who produce exceptional results for our investors and clients alike.

PRA began operations in 1996 and has been a public company since November 2002. Since our initial public offering, our purchased portfolio has increased to $48.0 billion from $5.1 billion in face value, and our earnings have increased to $2.87 per diluted share from $0.94. At year-end 2009, we employed 2,213 people on a full-time basis in nine office locations from Virginia to California.


Cash Receipts
($ in millions)
450
400
350
300
250
200
150
100
50
0
'06
'07
'08
'09


Annual Revenue
($ in millions)
300
250
200
150
100
50
0
'06
'07
'08
'09


Net Finance Receivables
($ in millions)
700
600
500
400
300
200
100
0
'06
'07
'08
'09

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)	**2009**	2008	2007
Revenues	**$281,091**	$263,275	$220,748
Operating income	**$ 80,609**	$ 84,837	$ 81,184
Net income	**$ 44,306**	$ 45,362	$ 48,241
Diluted earnings per share	**$ 2.87**	$ 2.97	$ 3.06
Weighted-average shares (diluted)	**15,454**	15,292	15,779
Operating margin	**28.7%**	32.2%	36.8%
Net margin	**15.8%**	17.2%	21.9%
Return on average equity	**14.3%**	17.3%	19.8%
Working capital	**$ 18,806**	$ 11,549	$ 10,827
Finance receivables, net	**$693,462**	$563,830	$410,297
Total assets	**$794,433**	$657,840	$476,307
Total debt	**$320,799**	$268,305	$168,103
Stockholders' equity	**$335,480**	$283,863	$235,280



Net Income
($ in millions)
50
40
30
20
10
0
'06
'07
'08
'09



Stockholders' Equity
($ in millions)
350
300
250
200
150
100
50
0
'06
'07
'08
'09



Return on Equity
(in percent)
20
15
10
5
0
'06
'07
'08
'09

DEAR FELLOW SHAREHOLDERS:

Playing Offense. I think this phrase perfectly describes our strategy during 2009. Throughout the year our company faced the highest levels of macroeconomic softness in a generation, including record unemployment and consumer debt charge-off rates. On the heels of the economic meltdown that began in late 2008, we were afforded every excuse to hunker down, play it safe, and retrench like other corporations. Instead, we seized the market opportunity that exists in this business during economic down cycles, knowing such attractive supply and demand conditions may not reappear for some time. While others avoided investment in early 2009, PRA invested heavily, but prudently. Where others cut staff, PRA carefully built it, including both executive and entry-level employees. Where others reduced or delayed capital expenditures, we continued our spending for systems, software, and facilities so as to dramatically increase our ability to gain technological and analytical advantage over our competitors.

Playing offense does not mean acting recklessly, especially when one has carefully laid a foundation for such action in advance. PRA's access to attractively priced and abundant capital during the year, the result of timely increases to our bank line, permitted us to invest when others couldn't. Our robust bankruptcy and charge-off pricing models allowed us to confidently bid while others nervously sat on the sidelines. And our prior investment in predictive dialer capacity, call centers, systems, and people allowed us to handle record amounts of accounts, while others struggled to scale their operational capacity.

In 2009 we continued our unbroken record of quarterly profitability. Net income for the year, at $44 million, was 2.3% lower than in 2008, yielding earnings per share of $2.87 for our shareholders. Revenue increased 6.8% during the year, driven by a substantial 12.6% increase to cash collections. The portion of collections recognized as revenue was negatively impacted by substantial allowance charges as a result of certain under-performing portfolios. Many of these pools had been acquired in the heady pricing environment of 2007, under forward flow transactions that carried further purchase obligations throughout much of 2008. Even with $28 million in 2009 net allowance charges, we were able to maintain acceptable levels of profitability, a significant accomplishment given the difficult economic climate.

The opportunities in 2009 to invest profitably in pools of consumer bankruptcy assets were greater than we had ever seen before. Responding to a combination of rapidly increasing bankruptcy filings and decreased competition during the first half of 2009, we spent a record $163 million last year to purchase bankrupt accounts. By comparison, we spent $126 million to purchase charged-off consumer accounts, which constitute our core business. This was the first time we had ever invested more in bankrupt accounts than in core accounts. Our bankruptcy business has been built carefully over the past six years. We have worked intensely and invested heavily to develop staff and systems capabilities that we believe are best-in-class. These capabilities, combined with our unique ability to smoothly transition bankrupt accounts which become dismissed to our collection call centers, permit us to realize value from accounts that other competitors cannot. With our determined purchase strategy, we are striving to be viewed by the largest consumer lenders as the most consistent, reliable bankrupt-asset purchaser in the nation.

The amount we invested in core accounts last year was 24% less than the amount invested during 2008. In 2009 we found more compelling investment opportunities in our bankruptcy business than in our core business, and our investment capital followed suit. We calibrated our core pricing models to account for the dramatic and prolonged financial hit that our customers had absorbed, and adjusted our returns to incorporate the realities of the current risk environment. Even after including these price-depressive changes, we remained competitive enough to deploy $126 million in our core market. We believe the accounts we purchased in 2009 hold higher levels of Total Estimated Collections (relative to purchase price) than the accounts we purchased in 2008 and 2007—2.52 times for 2009 versus 2.15 in 2008 and 2.22 in 2007. This substantial improvement in operational effectiveness despite a difficult economy says much about our ability to compete effectively now and in the future. I have never felt better about our operational capabilities.





Steve Fredrickson
Chairman, President & Chief Executive Officer

Our fee businesses were not immune to the effects of the Great Recession; however, together they contributed a record 23% of PRA's revenue in 2009. At IGS, our automobile collateral location business, we were able to add clients and grow revenue. Our operating income slid from the prior year, a victim of lower placement quality that required more work effort on average to yield a successful location. Our Government Services business had a nice year in terms of both revenue and operating income growth, but experienced a poor fourth quarter as the economic slowdown began to negatively affect the tax receipts we audit. This is a headwind we will be fighting for some time, but we are working hard to push against it by adding clients and managing costs.

As one of the largest acquirers of distressed consumer debt in the nation, we are on the front lines of the current economic downturn. We talk to and work with financially troubled consumers all day, every day. We know people are hurting, many times having lost their jobs and their access to credit, having seen the value of their homes fall, and having watched their retirement savings get decimated as markets imploded. Our mission is to collaborate with these customers, determine what went wrong and why, and then—combining that information with the realities of their current economic situation—establish reasonable terms under which they can repay all or a portion of the outstanding debt on the accounts we own.

Our customers no more choose to end up as our customers than they do to be in financial distress. So instead of collaborating with us to devise a win-win solution, they often purposely avoid responding to our letters and answering our phone calls. Working carefully within the confines of the many local, state, and federal collection laws, we continue to reach out to these customers in the hope that we can resolve the matter in a voluntary and mutually attractive way. When we ultimately cannot talk with a customer, many times our hand is forced and we must use the court system to pursue legal judgment on an account. Compared with a voluntary arrangement, the legal process is a lose-lose alternative. It creates higher costs for us, and leads to fewer repayment options and increased balances for the customer.

Unfortunately, too often last year we saw elected officials trying to advance legislation that was supposed to help consumers but was more likely to hurt them. For example, when a state considers shortening its statute of limitations on collection litigation, it inadvertently forces companies like PRA to quickly move toward an enforcing lawsuit. While we have long sought to avoid litigation by working collaboratively with the consumer, a shortened statutory period leaves us precious little time to do so. As a result, such laws bring consumers additional suits and judgments instead of relief. In addition, enacting laws designed to make debts less enforceable just raises the cost of credit for all consumers, since collection proceeds are no longer available to offset losses. We feel that elected officials often do not sufficiently consider the potential for unintended consequences from legislation intended to be pro-consumer.

We seem to be past the worst of the economic downturn, but by no means are we out of the woods. For guidance, we will again look to our long-standing principles. Moreover, the management team leading the Company is smart, seasoned and well prepared. I look forward with confidence as we watch the opportunities seized in 2009 play out, and capitalize on the new opportunities to come. Thank you for your continued trust.

Steve Fredrickson
Chairman, President & Chief Executive Officer

Portfolio Investments

In 2009 we encountered an outstanding environment for purchasing distressed consumer assets. During the first half of the year the supply of distressed assets increased and demand simultaneously decreased, as many competitors pulled back from the market because of languishing financial performance or liquidity problems. PRA responded by investing an unprecedented amount of capital in a combination of core and bankruptcy portfolios. We were in position to take advantage of the favorable market conditions because of our ability to deploy ready capital and enhanced operational resources. We believe the purchases we made in 2009 will prove to be among the better ones in our company's history.

Our portfolio investments in 2009 were once again guided by market opportunity. Rates of return available in the bankruptcy market increased during the early to middle portion of the year, so we shifted our investment capital towards our bankruptcy portfolio and away from our core portfolio. Bankruptcy purchases focused on Chapter 13 plan accounts, which customers are expected to repay through their court-appointed trustees. As displayed in the graph below, in our core market we saw the greatest potential in the fresh and primary recall segments, as portfolios of older vintages had generally been sold off in prior years. In both the bankruptcy and core markets, the majority of our purchases were in the credit card segment, the paper type with which we have the most operating experience and the highest degree of modeling confidence.


Investment Percentage by Paper Type
100
80
60
40
20
0
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
Warehouse
Quad/Quint
Tertiary
Mixed
Secondary
Primary
Fresh
Paying
Legal/Judgment
BK Trustees

PRA's diversified operations allow the Company to nimbly shift investment resources to the type and age of portfolios that provide the greatest return on investment capital. Rigorous underwriting analysis, combined with deep sampling from the more than 1,500 portfolios we have purchased over 14 years, enables us to model more confidently than our competitors. And it was our advantage in modeling that gave us the bidding confidence to invest $289 million in 2009, a Company record. This investment resulted in a substantial 26% year-over-year increase in our Total Estimated Collections, the lifeblood of our future revenue stream.

A huge benefit of our buy and hold strategy is the annuity stream of cash it yields. Instead of selling any of this cash flow stream to another buyer in the retrade market, we generate a cash flow annuity benefit, much of which comes from portfolios purchased over five years ago, as illustrated on the following page. In fact, due to improvements in our core portfolio collection strategy, our 2009 call center collections on accounts owned for more than five years grew by 50% from 2008. This stream provides us with substantial free cash flow which we can reinvest into further portfolio investments to build future value. We believe this is a very positive competitive differentiator for PRA.


Portfolio Purchases by Year ($ in millions)
$300
250
200
150
100
50
0
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09


Owned Portfolio Cash Collections Per Purchase Period ($ in millions)
$400
350
300
250
200
150
100
50
0
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09

Core Asset Purchasing

Our core asset portfolios consist of non-bankrupt, distressed consumer receivables charged off by credit grantors, on which we actively collect. Favorable market conditions allowed us to selectively purchase core assets which had the highest return potential and in which we had the highest forecasting confidence. We invested less money in core portfolios last year than in 2008 because opportunities in the bankruptcy market were more attractive. At the same time, early results indicate that the core accounts we did purchase were of higher quality than those purchased in recent preceding years. We also made vast improvements in our collection operations that set up our core portfolio purchases for even greater success. Additionally, we were able to penetrate new core asset supply relationships and convert many into longer term purchase commitments.

Credit grantor charge-off rates rose more quickly in 2009 than at any other time in the Company's 14-year history. As credit grantors struggled to manage exploding charge-off rates by selling, we selectively acquired the highest-yielding portfolios we could find. Given the increased supply of core asset deals and the funding constraints that impacted many of our competitors, pricing for distressed assets continued the easing that began in the second half of 2008. Meanwhile, we evolved our pricing models to better reflect collection curves experienced during past times of greater economic stress on our customers. With the more attractive pricing and the conservative fine-tuning of our models, we feel that our 2009 core purchases will prove to be some of the most productive acquisitions we have made in recent years.

Working with customers to find solutions has long been a key to our company's success, and in 2009 that commitment was stronger than ever. We clearly understood the impact of the economy on our customers. In our letters we stressed the importance of maintaining a good credit record, and our customers clearly echoed this sentiment during our phone conversations with them. Our dedicated and well-trained staff worked out a record number of payment plans that fit our customers' budgets. These efforts helped us to collect 35% more payments than we did in 2008. The payment plans help us to build a strong foundation for the future.

While the number of payments increased, the average payment size decreased, reflecting the generally difficult macroeconomic environment. We sought to offset that decrease in several operational ways. First, we asked more of our team. We asked them to share best practices between call centers, be more focused, and deliver even better customer service. We ended the year with each of our call centers demonstrating an improvement over 2008—when economic circumstances were generally more favorable—in productivity per paid hour. Second, we asked more of our systems. We expanded our automated dialing, increased our targeted mailing campaigns, and further refined our industry-leading account scoring and segmentation systems. And finally, we asked more of our processes. We put greater emphasis on our integrated business model, in particular by


Hourly Productivity vs. Hours Paid (collections per hour paid in dollars)
$150
120
90
60
30
$ Recovered/Hr
$145.44
$119.16
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Hours Paid
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
Hours Paid
$ Recovered/Hr Paid
$ Recovered/Hr Paid WO Legal

redoubling efforts to build out our internal legal collections capability. This capability, like our internal call center capability, enables us to retain profit that otherwise would be captured by an outsourced operation. It also enables us to maintain tighter control over the quality of work.

The effect of all these efforts was to move us closer to achieving our goal of matching the right collection treatment to the right customer at the right time at the lowest possible cost.

As a result of the broader purchasing opportunities in 2009, we were able to create new relationships with large credit grantors from whom we had previously purchased little or nothing. As initial purchases from these grantors panned out, we were able to convert buying activity for some of these new relationships into forward flow contracts, through which we purchase similar paper on a regular basis. Such contracts typically provide PRA with a more dependable, more consistent stream of raw material than purchases made on a spot basis. To counter future exposure to the type of difficult pricing experienced in the 2007 to early 2008 market, we have worked to keep our flow contracts shorter and to include contractual termination rights that would relieve us of our ongoing purchase obligations in the event that collection rates deteriorate.

Cash Collections by Year, by Year of Purchase—Entire Portfolio Less Purchased Bankruptcy Portfolio ($ in thousands)

Purchase Period	Purchase Price	Cash Collection Period														Total
		1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1996	$ 3,080	$548	$2,484	$ 1,890	$ 1,348	$ 1,025	$ 730	$ 496	$ 398	$ 285	$ 210	$ 237	$ 102	$ 83	$ 78	$ 9,914
1997	7,685	—	2,507	5,215	4,069	3,347	2,630	1,829	1,324	1,022	860	597	437	346	215	$ 24,398
1998	11,089	—	—	3,776	6,807	6,398	5,152	3,948	2,797	2,200	1,811	1,415	882	616	397	$ 36,199
1999	18,898	—	—	—	5,138	13,069	12,090	9,598	7,336	5,615	4,352	3,032	2,243	1,533	1,328	$ 65,334
2000	25,020	—	—	—	—	6,894	19,498	19,478	16,628	14,098	10,924	8,067	5,202	3,604	3,198	$ 107,591
2001	33,481	—	—	—	—	—	13,048	28,831	28,003	26,717	22,639	16,048	10,011	6,164	5,299	$ 156,760
2002	42,325	—	—	—	—	—	—	15,073	36,258	35,742	32,497	24,729	16,527	9,772	7,444	$ 178,042
2003	61,449	—	—	—	—	—	—	—	24,308	49,706	52,640	43,728	30,695	18,818	13,135	$ 233,030
2004	51,710	—	—	—	—	—	—	—	—	17,276	41,921	36,468	27,973	17,884	13,181	$ 154,703
2005	113,871	—	—	—	—	—	—	—	—	—	15,191	59,645	57,928	42,731	30,048	$ 205,543
2006	90,100	—	—	—	—	—	—	—	—	—	—	17,363	43,737	34,038	25,351	$ 120,489
2007	179,424	—	—	—	—	—	—	—	—	—	—	—	39,413	87,039	69,175	$ 195,627
2008	166,599	—	—	—	—	—	—	—	—	—	—	—	—	47,253	72,080	$ 119,333
2009	126,827	—	—	—	—	—	—	—	—	—	—	—	—	—	40,703	$ 40,703
Total	$931,558	$548	$4,991	$10,881	$17,362	$30,733	$53,148	$79,253	$117,052	$152,661	$183,045	$211,329	$235,150	$269,881	$281,632	$1,647,666

The purchase price shown above, or net investment, refers to the cash paid to a seller to acquire defaulted consumer receivables, plus certain capitalized costs, less the purchase price refunded by the seller due to the return of non-compliant accounts (also defined as buybacks).



Bankruptcy Asset Purchasing

The acquisition of bankrupt accounts is a growing part of PRA's debt-purchase business. These accounts are generally included in active Chapter 13 bankruptcy cases, which by law bar creditors like us from any proactive collection efforts or direct interaction with the debtor. Instead, we interact with the various bankruptcy courts. We begin the process by filing a proof of claim ("POC") that substantiates the balance owed on the account at the time of filing. Under the bankruptcy plan, customers make regular payments to a trustee, who in turn distributes them to PRA as a creditor of the customer. We receive, audit, and process these payments internally using a highly automated, proprietary system that allows us to effectively manage these accounts throughout the entire bankruptcy life cycle.

PRA purchased its first pools of bankrupt accounts in January 2004 and has since invested in excess of $400 million. We purchase accounts throughout the bankruptcy life cycle, from fresh accounts for which PRA generally files the POC, to accounts that are many months or even years past the selling creditor's filing of a POC. The majority of the bankrupt accounts we acquire represent unsecured claims in a bankruptcy case, primarily from credit card companies. We also provide third-party servicing for clients where PRA files their POCs, monitors accounts for any change in bankruptcy status, notifies the clients of any such changes, and manages the accounts on the clients' behalf.

Our net investment in bankrupt accounts has grown significantly over the last three years, and with it our share of the market. The chart on the opposite page shows that net investment surged 347% from $18 million in 2006 to $79 million in 2007, increased 38% to $109 million in 2008, and rose another 46% to $159 million in 2009. Bankrupt accounts represented 56% of PRA's total net investment during fiscal 2009.

Over the past several years, we have shifted from investing primarily in aged bankrupt accounts to buying fresher, newly filed accounts for which we are generally submitting the POC. On average, unsecured creditors like PRA begin receiving meaningful payouts from confirmed plans 12 to 18 months after the bankruptcy filing date. Holding rates of return constant, the shift to buying fresher bankruptcy filings in 2009 will delay cash flows recovered from these investments relative to those from the more mature accounts purchased in prior years. The trade-off is that our investment in these fresher accounts will generate cash flow over a longer time period and will yield higher collections-to-purchase-price multiples.

Cash collections from our purchased bankrupt accounts grew 52% in 2009, to a record $86 million. With the investments we have made, our tested underwriting expertise, and our greater operational efficiency and scale, we believe that our bankruptcy business is well positioned to produce significant growth in its cash collections and income contribution over the next several years.

Cash Collections by Year, by Year of Purchase—Purchased Bankruptcy Portfolio Only ($ in thousands)

Purchase Period	Purchase Price	Cash Collection Period														
		1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	Total
1996	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	—	$ —
1997	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$ —
1998	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$ —
1999	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$ —
2000	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$ —
2001	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$ —
2002	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$ —
2003	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$ —
2004	7,469	—	—	—	—	—	—	—	—	743	4,554	3,956	2,777	1,455	496	$ 13,981
2005	29,302	—	—	—	—	—	—	—	—	—	3,777	15,500	11,934	6,845	3,318	$ 41,374
2006	17,643	—	—	—	—	—	—	—	—	—	—	5,608	9,455	6,522	4,398	$ 25,983
2007	78,933	—	—	—	—	—	—	—	—	—	—	—	2,850	27,972	25,630	$ 56,452
2008	108,614	—	—	—	—	—	—	—	—	—	—	—	—	14,024	35,894	$ 49,918
2009	159,007	—	—	—	—	—	—	—	—	—	—	—	—	—	16,635	$ 16,635
Total	$400,968	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 743	$ 8,331	$25,064	$27,016	$56,818	$86,371	$204,343

The purchase price shown above, or net investment, refers to the cash paid to a seller to acquire defaulted consumer receivables, plus certain capitalized costs, less the purchase price refunded by the seller due to the return of non-compliant accounts (also defined as buybacks).



IGS Nevada

IGS provides its clients with indirect and direct vehicle location services, and supervises the security and transportation of vehicles used as collateral for loans. This business specializes in finding people that have stopped paying on their auto loan and in securing the vehicle on behalf of the lender. IGS's efforts result in either a renewed paying customer or the recovery of the vehicle. The business is able to recover vehicles efficiently by using the latest techniques and technologies and by coordinating the efforts of a nationwide network of recovery agents. IGS is the market leader in the quick and efficient resolution of the hardest-to-resolve cases assigned to asset locators by auto lenders and insurance companies.

Auto finance companies, insurance companies, and other creditors need to secure their collateral when their customers stop making required payments. Often, these automobiles are extremely difficult to find and secure. IGS provides clients with fast, efficient, and cost-effective solutions to minimize losses on their receivables and vehicles. Leveraging PRA techniques and support resources, our program combines highly automated call center technology with internally developed systems and processes to locate this collateral as quickly as possible, oftentimes after our competitors have failed to do so.

IGS recently relocated to a new 30,000-square-foot facility in Las Vegas, Nevada. The new space enables the company to expand its vehicle location services and establish a centralized location for managing its clients' recovery efforts. The firm is also expanding its product line to address client needs during the entire life cycle of a delinquent vehicle loan account. IGS can tailor solutions to individual clients by customizing processes, technology, and information to meet the clients' particular needs.

By increasing recovery rates on portfolios of vehicle loans, IGS enables auto lenders to lower their loss rates and ultimately reduce the prices they charge consumers.



Government Services

Our Government Services subsidiary (PRA-GS) combines the nation's two leading government-revenue-enhancement firms, MuniServices, LLC and Revenue Discovery Systems. The subsidiary provides an array of revenue-enhancement services and solutions to over 700 cities, counties, and states. Such services and solutions include tax compliance and auditing; identification and correction of tax misallocations; discovery and collection of taxes due; economic development consulting; and information services. Given the current economic climate, governments of all sizes need to collect more revenue more efficiently. We also help governments avoid the inherent legacy costs that arise from adding government staff to accomplish revenue-related tasks.

PRA-GS performs compliance audit and tax misallocation services on behalf of government clients for every source of municipal receipts. Using proprietary technologies, tax specialists are able to accurately review and verify data for corporations and taxpayers doing business with the client municipality. The specialists' results enable the agency responsible for collecting and distributing taxes to maximize lawfully owed revenues for the municipality. PRA–GS's tax specialists are held to the same standards of confidentiality as government employees in reviewing taxpayer data.

Government clients also call on PRA-GS to administer a one-time discovery program to identify "underground economy" revenue and make sure the client receives its due share of tax receipts. In addition, we assist in the collection of delinquent taxes and fees; PRA-GS's proven and innovative collection methods capitalize on the tax expertise of collectors to decrease debt pools while upholding the "taxpayer courtesy standards" maintained by municipal government.

PRA-GS's tax administration program is a cost-effective outsourcing and consulting service tailored to meet the diverse and unique needs of a wide array of government departments. Tax administration programs provide efficient processing, timely reporting, and maximal recovery of revenue needed to support government services. The firm also provides economic development and fiscal consulting services, as well as information services, to governments throughout the United States.

In addition, PRA-GS designs and conducts specific programs and initiatives outside the scope of day-to-day operations. Whether analyzing millions of taxpayer records, auditing out-of-jurisdiction corporations for funds due a municipality, or applying new techniques and technologies to make a government work better, PRA-GS has the expertise and resources to help governments better adapt to the economic environment.

Partnerships with government clients help alleviate the fiscal pressures challenging government personnel and policy decision makers. Raising taxes to meet service requirements and public safety needs reduces a municipality's competitiveness in attracting and retaining businesses and residents. Often, governments can reduce funding gaps by becoming more efficient, enforcing compliance with existing tax laws, or attracting more revenue sources. PRA-GS partnerships strengthen governments by accomplishing each of these objectives.



OPERATING PRINCIPLES
FOR THE MANAGEMENT OF PORTFOLIO RECOVERY ASSOCIATES

American business faced extremely difficult economic conditions in 2009. Despite this environment, we produced yet another year of strong earnings, guided by our well-established Operating Principles. These are the same ideals that have guided our actions through enormous growth, game-changing company diversification, and both good and bad economic conditions. They have been published in each annual report since 2002, and are reprinted below for your reference.

1 :: **Disclose.** Be honest and open with shareholders. Let them know what is going on.

2 :: **Invest carefully.** Build a diverse portfolio. Never bet the ranch. Make sure each investment, be it a portfolio or a business, has been reviewed, judged objectively, and priced to achieve appropriate profit hurdles.

3 :: **Keep the business simple.** Operate fewer, larger call centers.

4 :: **Keep costs low and productivity high.** Develop and retain great employees. Keep support staff as small as possible, while providing excellent service to the collection operation.

5 :: **Maintain a conservative capital structure.** Allow room for error. Keep debt levels low. When borrowing is required because of opportunity, use low-cost, non-participating debt.

6 :: **Build an integrated business.** Portfolio buying and collections must be under the same roof.

7 :: **Employ steady, controlled growth.** We operate process and people intensive businesses. Experienced employees are significantly more productive than newer employees. Growing too quickly puts too many less productive, lower margin people into the workforce mix, driving down productivity, margin and net income.

8 :: **Management should be owners, not hired guns.** We act like owners because we are. Our senior managers have a significant portion of their net worth invested in the Company. We expect our senior managers to retain substantial stock ownership positions—common stock, not just options—throughout their terms of employment.

9 :: **Develop and support employees.** Provide and support ongoing employee skill development to help create ever-increasing levels of individual potential with high levels of performance for continuing personal and company growth.

2009 FINANCIAL INFORMATION

Safe Harbor Act

Certain statements in this annual report which are not historical, including statements of the Company's Chairman, President and Chief Executive Officer, in his letter which begins, "Dear Fellow Shareholders," including, without limitation, regarding earnings, financial results, the outlook for the economy, management's intentions, beliefs and expectations, growth opportunities, business prospects, projections, plans or predictions of the future, and other similar matters, are forward-looking statements within the meaning of Section 21(e) of the Securities Exchange Act of 1934. Such statements are not statements of historical fact. Forward-looking statements involve assumptions, uncertainties and risks, some of which are not currently known to us, which could cause the Company's results to differ materially from its management's current expectations. Actual events or results may differ from those expressed or implied in any such forward-looking statements as a result of various factors, many of which are beyond our control, which could affect our operations, performance, business strategy and results, and could cause our experience to differ materially from the expectations and objectives expressed in any forward-looking statements. These factors include, but are not limited to, the factors, risks and uncertainties that are described from time to time in the company's filings with the Securities and Exchange Commission, including but not limited to, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, which contain more detailed discussions of the company's business, including risks and uncertainties that may affect our future.

Due to such uncertainties and risks, readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the dates on which they are made. The content of this Annual Report includes time-sensitive information, and is accurate as of the date hereof, April 23, 2010. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, any changes in the company's expectations with regard thereto, or the impact of circumstances, events or conditions that may arise after the dates such statements are made. The reader should, however, consult any further disclosures we may make in future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which we may file after the date hereof.



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

____ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to __________

Commission File Number: 000-50058

Portfolio Recovery Associates, Inc.

(Exact name of registrant as specified in its charter)

Delaware	75-3078675
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
120 Corporate Boulevard, Norfolk, Virginia	23502
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (888) 772-7326

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $0.01 par value per share
(Title of Class)
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☑

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2009 was $579,094,043 based on the $38.73 closing price as reported on the NASDAQ Global Stock Market.

The number of shares of the registrant's Common Stock outstanding as of February 9, 2010 was 15,520,235.

Documents incorporated by reference: Portions of the Proxy Statement to be filed by approximately April 20, 2010 for our 2010 Annual Meeting of Stockholders are incorporated by reference into Items 11, 12 and 13 of Part III of this Form 10-K.

Table of Contents

Cautionary Statements Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995:

This report contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements involve risks, uncertainties and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are forward-looking statements, including statements regarding overall trends, operating cost trends, liquidity and capital needs and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. The risks, uncertainties and assumptions referred to above may include, but are not limited to, the following:

- changes in the economic or inflationary environment which have an adverse effect on the ability of consumers to pay their debts or on the stability of the financial system as a whole;
- our ability to purchase defaulted consumer receivables at appropriate prices;
- changes in the business practices of credit originators in terms of selling defaulted consumer receivables or outsourcing defaulted consumer receivables to third-party contingent fee collection agencies;
- changes in government regulations that affect our ability to collect sufficient amounts on our defaulted consumer receivables;
- changes in or interpretation of tax laws;
- deterioration in economic conditions in the United States that may have an adverse effect on our collections, results of operations, revenue and stock price;
- changes in bankruptcy or collection agency laws that could negatively affect our business;
- our ability to employ and retain qualified employees, especially collection personnel;
- our work force could become unionized in the future, which could adversely affect the stability of our production and increase our costs;
- changes in the credit or capital markets, which affect our ability to borrow money or raise capital to purchase or service defaulted consumer receivables;
- the degree and nature of our competition;
- our ability to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder;
- our ability to retain existing clients and obtain new clients for our fee-for-service businesses;
- the sufficiency of our funds generated from operations, existing cash and available borrowings to finance our current operations; and
- the risk factors listed from time to time in our filings with the Securities and Exchange Commission (the "SEC").

You should assume that the information appearing in this annual report is accurate only as of the date it was issued. Our business, financial condition, results of operations and prospects may have changed since that date.

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the " Risk Factors" section beginning on page 17, as well as "Business" section beginning on page 4 and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section beginning on page 31.

Our forward-looking statements could be wrong in light of these and other risks, uncertainties and assumptions. The future events, developments or results described in this report could turn out to be materially different. We have no obligation to publicly update or revise our forward-looking statements after the date of this annual report and you should not expect us to do so.

Investors should also be aware that while we do, from time to time, communicate with securities analysts and others, we do not, by policy, selectively disclose to them any material nonpublic information or other confidential commercial information. Accordingly, stockholders should not assume that we agree with any statement or report issued by any analyst regardless of the content of the statement or report. We do not, by policy, confirm forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

PART I

Item 1. Business.

General

Our business revolves around the detection, collection, and processing of both unpaid and normal-course accounts receivable originally owed to credit grantors, governments, retailers and others. Our primary business is the purchase, collection and management of portfolios of defaulted consumer receivables. These are the unpaid obligations of individuals to credit originators, which include banks, credit unions, consumer and auto finance companies and retail merchants. We also provide fee-based services, including collateral-location services for credit originators via PRA Location Services, LLC ("IGS") and revenue administration, audit and debt discovery/recovery services for government entities through both PRA Government Services, LLC ("RDS") and MuniServices, LLC ("MuniServices"). We believe that the strengths of our business are our sophisticated approach to portfolio pricing, segmentation and servicing, our emphasis on developing and retaining our collection personnel, our sophisticated collections systems and procedures and our relationships with many of the largest consumer lenders in the United States.

We use the following terminology throughout our reports: "Cash Receipts" refers to collections on our owned portfolios together with commission income. "Cash Collections" refers to collections on our owned portfolios only, exclusive of commission income. "Amortization Rate" refers to cash collections applied to principal as a percentage of total cash collections. "Income Recognized on Finance Receivables" refers to income derived from our owned debt portfolios and is shown net of valuation allowances. "Commissions" refers to fee income generated from our wholly-owned fee-for-service subsidiaries.

Our debt purchase business specializes in receivables that have been charged-off by the credit originator. Because the credit originator and/or other debt servicing companies have unsuccessfully attempted to collect these receivables, we are able to purchase them at a substantial discount to their face value. From our 1996 inception through December 31, 2009, we acquired 1,697 portfolios with a face value of $48.0 billion for $1.4 billion, representing more than 22 million customer accounts. The success of our business depends on our ability to purchase portfolios of defaulted consumer receivables at appropriate valuations and to collect on those receivables effectively and efficiently. Since inception, we have been able to collect at an average rate of 2.5 to 3.0 times our purchase price for defaulted consumer receivables portfolios, as measured over a five to twelve year period, which has enabled us to generate increasing profits and positive operational cash flow.

We have achieved strong financial results since our formation, with cash collections growing from $10.9 million in 1998 to $368.0 million in 2009. Total revenue has grown from $6.8 million in 1998 to $281.1 million in 2009, a compound annual growth rate of 40%. Similarly, pro forma net income has grown from $402,000 in 1998 to net income of $44.3 million in 2009.

We were initially formed as Portfolio Recovery Associates, L.L.C., a Delaware limited liability company, on March 20, 1996. Prior to the formation of Portfolio Recovery Associates, Inc., members of our current management team played key roles in the development of a defaulted consumer receivables acquisition and divestiture operation for Household Recovery Services, a subsidiary of Household International, now owned by HSBC. In connection with our 2002 initial public offering (our "IPO"), all of the membership units of Portfolio Recovery Associates, L.L.C. were exchanged, simultaneously with the effectiveness of our registration statement, for a single class of the common stock of Portfolio Recovery Associates, Inc., a new Delaware corporation formed on August 7, 2002. Accordingly, the members of Portfolio Recovery Associates, L.L.C. became the common stockholders of Portfolio Recovery Associates, Inc., which became the parent company of Portfolio Recovery Associates, L.L.C. and its subsidiaries.

The Company maintains an Internet website at the following address: www.portfoliorecovery.com.

We make available on or through our website certain reports that we file with or furnish to the SEC in accordance with the Securities Exchange Act of 1934. These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with or furnish it to the SEC. The information that is filed with the SEC may be read or copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. In addition, information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at: www.sec.gov.

Reports filed with or furnished to the SEC are also available free of charge upon request by contacting our corporate office at:

Portfolio Recovery Associates, Inc.
Attn: Investor Relations
120 Corporate Boulevard, Suite 100
Norfolk, Virginia 23502

Competitive Strengths

We Offer a Compelling Alternative to Debt Owners and Governmental Entities

We offer debt owners the ability to immediately realize value for delinquent receivables throughout the entire collection cycle, from receivables that have only been processed internally by the debt owner to receivables that have been subject to multiple internal and external collection efforts, whether or not subject to bankruptcy proceedings. This flexibility is unusual in our industry, helps us to meet the needs of debt owners and allows us to become a trusted resource. Also, through our RDS and MuniServices businesses, we have the ability to service state and local government's receivables in various ways. This includes such services as processing tax payments on behalf of the client and extends to more complicated tax audit and discovery work, as well as additional services that fill the needs of our clients to local and state governments.

Disciplined and Proprietary Underwriting Process

One of the key components of our growth has been our ability to price portfolio acquisitions at levels that have generated profitable returns on investment. Since inception, we have been able to collect at an average rate of 2.5 to 3.0 times our purchase price for defaulted consumer receivables portfolios, as measured over a five to twelve year period, which has enabled us to generate increasing profits and operational cash flow. In order to price portfolios and forecast the targeted collection results for a portfolio, we use two separate internally developed statistical models and one externally developed model, which we may supplement with on-site due diligence and data obtained from the debt owner's collection process and loan files. One model analyzes the portfolio as one unit based on demographic comparisons, while the second and external models analyze each account in a portfolio using variables in a regression analysis. As we collect on our portfolios, the results are input back into the models in an ongoing process which we believe increases their accuracy. Additionally, we have not sold any accounts since 2002, and the accounts we sold were primarily in Chapter 13 bankruptcy proceedings. By holding and collecting the accounts over the long-term, we create batch tracking history that we believe is unique among our peers.

Ability to Hire, Develop and Retain Productive Collectors

We place considerable focus on our ability to hire, develop, motivate and retain effective collectors who are key to our continued growth and profitability. Several large military bases and numerous telemarketing, customer service and reservation phone centers are located near our headquarters and regional offices in Virginia, providing access to a large pool of eligible personnel. The Hutchinson, Kansas, Las Vegas, Nevada, Birmingham, Alabama, Jackson, Tennessee, Houston, Texas and Fresno, California areas also provide a sufficient potential workforce of eligible personnel. We have found that tenure is a primary driver of our collector effectiveness. We offer our collectors a competitive wage with the opportunity to receive unlimited incentive compensation based on performance, as well as an attractive benefits package, a comfortable working environment and the ability to work on a flexible schedule. We have a comprehensive training program for new owned portfolio collectors and provide continuing advanced training classes which are conducted in our five training centers. Recognizing the demands of the job, our management team has endeavored to create a professional and supportive environment for all of our employees.

Established Systems and Infrastructure

We have devoted significant effort to developing our systems, including statistical models, databases and reporting packages, to optimize our portfolio purchases and collection efforts. In addition, we believe that our technology infrastructure is flexible, secure, reliable and redundant, to ensure the protection of our sensitive data and to mitigate exposure to systems failure or unauthorized access. We take data security and collection compliance very seriously. We employ a staff of Quality Control and Compliance employees whose role it is to monitor calls and observe collection system entries in real time. They additionally monitor and research daily exception reports that track significant account status movements, and account changes. We believe that our systems and infrastructure give us meaningful advantages over our competitors. We have developed financial models and systems for pricing portfolio acquisitions, managing the collections process and monitoring operating results. We perform a static pool analysis monthly on each of our portfolios, inputting actual results back into our acquisition models, to enhance their accuracy. We monitor collection results continuously, seeking to identify and resolve negative trends immediately. In addition, we do not sell our purchased defaulted consumer receivables. Instead, we work them over the long-term enhancing our knowledge of a pool's long-term performance. Our comprehensive management reporting package is designed to fully inform our management team so that they may make timely operating decisions. This combination of hardware, software and proprietary modeling and systems has been developed by our management team through years of experience in this industry and we believe provides us with an important competitive advantage from the acquisition process all the way through collection operations.

Strong Relationships with Major Credit Originators

We have done business with most of the top consumer lenders in the United States. We maintain an extensive marketing effort and our senior management team is in contact on a regular basis with known and prospective credit originators. We believe that we have earned a reputation as a reliable and compliant purchaser of defaulted consumer receivables portfolios and as responsible collectors. Furthermore, from the perspective of the selling credit originator, the failure to close on a negotiated sale of a portfolio consumes valuable time and expense and can have an adverse effect on pricing when the portfolio is re-marketed. We have never been unable to close on a transaction. Similarly, if a credit originator sells a portfolio to a debt buyer which has a reputation for violating industry standard collecting practices, it can damage the reputation of the credit originator. We go to great lengths to collect from consumers in a responsible, professional and legally compliant manner. We believe our strong relationships with major credit originators provide us with access to quality opportunities for portfolio purchases.

Experienced Management Team

We have an experienced management team with considerable expertise in the accounts receivable management industry. Prior to our formation, our founders played key roles in the development and management of a consumer receivables acquisition and divestiture operation of Household Recovery Services, a subsidiary of Household International, now owned by HSBC. As we have grown, the original management team has been expanded to include a group of experienced, seasoned executives, many coming from the largest, most sophisticated lenders in the country.

Portfolio Acquisitions

Our portfolio of defaulted consumer receivables includes a diverse set of accounts that can be categorized by asset type, age and size of account, level of previous collection efforts and geography. To identify attractive buying opportunities, we maintain an extensive marketing effort with our senior officers contacting known and prospective sellers of defaulted consumer receivables. We have acquired receivables of Visa®, MasterCard® and Discover® credit cards, private label credit cards, installment loans, lines of credit, bankrupt accounts, deficiency balances of various types, legal judgments, and trade payables, all from a variety of debt owners. These debt owners include major banks, credit unions, consumer finance companies, telecommunication providers, retailers, utilities, insurance companies, medical groups/hospitals, other debt buyers and auto finance companies. In addition, we exhibit at trade shows, advertise in a variety of trade publications and attend industry events in an effort to develop account purchase opportunities. We also maintain active relationships with brokers of defaulted consumer receivables.

The following chart categorizes our life to date owned portfolios as of December 31, 2009 into the major asset types represented (amounts in thousands):

Asset Type	No. of Accounts	%		Life to Date Purchased Face Value of Defaulted Consumer Receivables(1)	%
Major Credit Cards	13,343	60.5%	$	35,384,090	73.7%
Consumer Finance	5,126	23.3%		5,298,600	11.0%
Private Label Credit Cards	3,072	13.9%		4,069,471	8.5%
Auto Deficiency	510	2.3%		3,278,612	6.8%
Total:	**22,051**	**100.0%**	**$**	**48,030,773**	**100.0%**

(1) The "Life to Date Purchased Face Value of Defaulted Consumer Receivables" represents the original face amount purchased from sellers and has not been decremented by any adjustments including payments and buybacks ("buybacks" are defined as purchase price refunded by the seller due to the return of non-compliant accounts).

We have done business with most of the largest consumer lenders in the United States. Since our formation, we have purchased accounts from approximately 150 debt owners.

We have acquired portfolios at various price levels, depending on the age of the portfolio, its geographic distribution, our historical experience with a certain asset type or credit originator and similar factors. A typical defaulted consumer receivables portfolio ranges from $1 million to $150 million in face value and contains defaulted consumer receivables from diverse geographic locations with average initial individual account balances of $400 to $7,000.

The age of a defaulted consumer receivables portfolio (the time since an account has been charged-off) is an important factor in determining the price at which we will purchase a receivables portfolio. Generally, there is an inverse relationship between the age of a portfolio and the price at which we will purchase the portfolio. This relationship is due to the fact that older receivables typically are more difficult to collect. The accounts receivables management industry places receivables into categories depending on the number of collection agencies that have previously attempted to collect on the receivables. Fresh accounts are typically past due 120 to 270 days and charged-off by the credit originator, that are either being sold prior to any post-charge-off collection activity or are placed with a third-party for the first time. These accounts typically sell for the highest purchase price. Primary accounts are typically 360 to 450 days past due and charged-off, have been previously placed with one contingent fee servicer and receive a lower purchase price. Secondary and tertiary accounts are typically more than 660 days past due and charged-off, have been placed with two or three contingent fee servicers and receive even lower purchase prices. We also purchase accounts previously worked by four or more agencies and these are typically 1,260 days or more past due and receive an even lower price. In addition, we purchase accounts that are included in consumer bankruptcies. These bankrupt accounts are typically filed under Chapter 13 of the U.S. Bankruptcy Code and have an associated payment plan that can range from 3 to 5 years. We purchase bankrupt accounts in both forward flow and spot transactions and, consequently, they can be at any age in the bankruptcy plan life cycle.

As shown in the following chart, as of December 31, 2009, we purchase accounts at any point in the delinquency cycle (amounts in thousands):

Account Type	No. of Accounts	%		Life to Date Purchased Face Value of Defaulted Consumer Receivables[1]	%
Fresh	1,079	4.9%	$	3,525,120	7.3%
Primary	3,193	14.5%		5,479,669	11.4%
Secondary	3,503	15.9%		5,595,727	11.7%
Tertiary	3,743	17.0%		4,793,387	10.0%
BK Trustees	2,882	13.1%		12,305,661	25.6%
Other	7,651	34.6%		16,331,209	34.0%
Total:	**22,051**	**100.0%**	**$**	**48,030,773**	**100.0%**

(1) The "Life to Date Purchased Face Value of Defaulted Consumer Receivables" represents the original face amount purchased from sellers and has not been decremented by any adjustments including payments and buybacks.

We also review the geographic distribution of accounts within a portfolio because we have found that certain states have more debtor-friendly laws than others and, therefore, are less desirable from a collectibility perspective. In addition, economic factors and bankruptcy trends vary regionally and are factored into our maximum purchase price equation.

The following chart sets forth our overall life to date portfolio of defaulted consumer receivables geographically as of December 31, 2009 (amounts in thousands):

Geographic Distribution	No. of Accounts	%		Life to Date Purchased Face Value of Defaulted Consumer Receivables[1]	%		Original Purchase Price of Defaulted Consumer Receivables[2]	%
California	2,240	10%	$	6,087,281	13%	$	156,978	12%
Texas	3,624	16%		5,789,260	12%		133,468	10%
Florida	1,717	8%		4,589,347	10%		117,877	9%
New York	1,316	6%		3,054,556	6%		81,510	6%
Pennsylvania	763	3%		1,850,103	4%		54,766	4%
North Carolina	770	3%		1,686,036	4%		46,677	3%
Illinois	872	4%		1,654,088	3%		52,029	4%
Ohio	752	3%		1,625,847	3%		56,006	4%
Georgia	682	3%		1,519,063	3%		53,101	4%
New Jersey	510	2%		1,389,934	3%		39,356	3%
Michigan	582	3%		1,271,094	3%		42,192	3%
Virginia	558	3%		1,002,532	2%		31,926	2%
Tennessee	462	2%		990,778	2%		34,381	3%
Arizona	361	2%		952,172	2%		24,765	2%
Massachusetts	395	2%		942,590	2%		26,105	2%
South Carolina	392	2%		891,286	2%		23,717	2%
Other[3]	6,055	28%		12,734,806	26%		385,997	27%
Total:	**22,051**	**100%**	**$**	**48,030,773**	**100%**	**$**	**1,360,851**	**100%**

(1) The "Life to Date Purchased Face Value of Defaulted Consumer Receivables" represents the original face amount purchased from sellers and has not been decremented by any adjustments including payments and buybacks.

(2) The "Original Purchase Price of Defaulted Consumer Receivables" represents the cash paid to sellers to acquire portfolios of defaulted consumer receivables.

(3) Each state included in "Other" represents less than 2% of the face value of total defaulted consumer receivables.

Purchasing Process

We acquire portfolios from debt owners through auctions and negotiated sales. In an auction process, the seller will assemble a portfolio of receivables and will either broadly offer the portfolio to the market or seek purchase prices from specifically invited potential purchasers. In a privately negotiated sale process, the debt owner will contact known, reputable purchasers directly, take bids and negotiate the terms of sale. We also acquire accounts in forward flow contracts. Under a forward flow contract, we agree to purchase defaulted consumer receivables from a debt owner on a periodic basis, at a set percentage of face value of the receivables over a specified time period, generally from three to twelve months. These agreements typically have a provision requiring that the attributes of the receivables to be sold will not significantly change each month and that the debt owner efforts to collect these receivables will not change. If this provision is not adhered to, the contract will allow for the early termination of the forward flow contract by the purchaser or call for a price renegotiation. Forward flow contracts are a consistent source of defaulted consumer receivables for accounts receivables management providers and provide the debt owner with a reliable source of revenue and a professional resolution of defaulted consumer receivables.

In a typical sale transaction, a debt owner distributes a computer data file containing ten to fifteen basic data fields on each receivables account in the portfolio offered for sale. Such fields typically include the consumer's name, address, outstanding balance, date of charge-off, date of last payment and the date the account was opened. We perform our initial due diligence on the portfolio by electronically cross-checking the data fields on the computer disk or data tape against the accounts in our owned portfolios and against national demographic and credit databases. We compile a variety of portfolio level reports examining all demographic data available. When valuing pools of bankrupt consumer receivables, we seek to access information on the status of each account's bankruptcy case.

In order to determine a purchase price for a portfolio, we use two separate internally developed computer models and one externally developed model, which we may supplement with on-site due diligence of the seller's collection operation and/or a review of their loan origination files, collection notes and work processes. We analyze the portfolio using our proprietary multiple regression model, which analyzes each account of the portfolio using variables in the regression model. In addition, we analyze the portfolio as a whole using an adjustment model, which uses an appropriate cash flow model depending upon whether it is a purchase of fresh, primary, secondary or tertiary accounts. Then, adjustments can be made to the cash flow model to compensate for demographic attributes supported by a detailed analysis of demographic data. Finally, we use a model that creates statistically similar portfolios from our existing accounts and develops collection curves for them that are used in our price modeling. From these models we derive our quantitative purchasing analysis which is used to help price transactions. The multiple regression model is also used to prioritize collection work efforts subsequent to purchase. With respect to prospective forward flow contracts and other long-term relationships, we obtain a representative file that we use to determine the price of the forward flow agreement. On a go-forward basis, we receive the actual file to be funded and compare it to the representative file noted above. This process ensures the accounts we are purchasing are materially consistent with the accounts we agreed to purchase under the forward flow arrangement. In addition, when purchasing bankrupt consumer receivables, we utilize a completely separate, specifically designed pricing model.

Our due diligence and portfolio review results in a comprehensive analysis of the proposed portfolio. This analysis compares defaulted consumer receivables in the prospective portfolio with our collection history in similar portfolios. We then use our multiple regression model to value each account. Finally, we use the statistically similar portfolio analysis model to refine our curves. Using the three valuation approaches, we determine cash collections over the life of the portfolio. We then summarize all anticipated cash collections and associated direct expenses and project a collectibility value expressed both in dollars and liquidation percentage and a detailed expense projection over the portfolio's estimated six to ten year economic life. We use the total projected collectibility value and expenses to determine an appropriate purchase price.

We maintain a detailed static pool analysis on each portfolio that we have acquired, capturing all demographic data and revenue and expense items for further analysis. We use the static pool analysis to refine the underwriting models that we use to price future portfolio purchases. The results of the static pool analysis are input back into our models, increasing the accuracy of the models as the data set increases with every portfolio purchase and each day's collection efforts. In addition, we do not sell our purchased defaulted consumer receivables. Instead, we work them over the long-term enhancing our knowledge of a pool's long-term performance.

The quantitative and qualitative data derived in our due diligence is evaluated together with our knowledge of the current defaulted consumer receivables market and any subjective factors about the portfolio or the debt owner of which management may be aware. A portfolio acquisition approval memorandum is prepared for each prospective portfolio before a purchase price is submitted to the debt owner. This approval memorandum, which outlines the portfolio's anticipated collectibility and purchase structure, is distributed to members of our Investment Committee. The approval by the Committee sets a maximum purchase price for the portfolio. The Investment Committee is currently comprised of Steve Fredrickson, President and Chief Executive Officer, Kevin Stevenson, Executive Vice President, Chief Financial and Administrative Officer, Craig Grube, Executive Vice President – Acquisitions, Mike Petit, President, Bankruptcy Services and Neal Stern, Senior Vice President and Chief Operating Officer – Owned Portfolios. Due to travel arrangements, alternates can be named from time to time.

Once a portfolio purchase has been approved by our investment committee and the terms of the sale have been agreed to with the debt owner, the acquisition is documented in an agreement that contains customary terms and conditions. Provisions are typically incorporated for bankrupt, disputed, fraudulent or deceased accounts and typically, the debt owner either agrees to repurchase these accounts or replace them with acceptable replacement accounts within certain time frames.

Owned Portfolio Collection Operations

Call Center Operations

Our work flow management system places, recalls and prioritizes accounts in collectors' work queues, based on our analyses of our accounts and other demographic, credit and customer behavior attributes and prior collection work activities. We use this process to focus our work effort on those consumers most likely to pay on their accounts and to rotate to other collectors the non-paying but most likely to pay accounts from which other collectors have been unsuccessful in receiving payment. The majority of our collections occur as a result of telephone contact with consumers, however, letters and legal activity also generate meaningful levels of cash collections.

The collectability forecast for a newly acquired portfolio will help determine our initial collection strategy. Accounts which are determined to have the highest predicted collection probability may be sent immediately to collectors' work queues. Less collectible accounts may be set aside as house accounts to be collected using a predictive dialer or another passive, low cost method. After owning an account for a month we begin reassessing the collectability on a daily basis based on a set of observed account characteristics and behaviors. Some accounts may be worked using a letter and/or settlement strategy. We may obtain credit reports for various accounts after the collection process begins.

Our computer system allows each collector to view all the scanned documents relating to the consumer's account, which can include the original account application and payment checks, customer correspondence and other documents. A typical collector work queue may include 650 to 1,000 accounts or more, depending on the skill level and tenure of the collector. The work queue is depleted and replenished automatically by our computerized work flow system.

On the initial contact call, the consumer is given a standardized presentation regarding the benefits of resolving his or her account with us. Emphasis is placed on determining the reason for the consumer's default in order to better assess the consumer's situation and create a plan for repayment. The collector is incentivized to have the consumer pay the full balance of the account. If the collector cannot obtain payment of the full balance, the collector will suggest a repayment plan which generally includes an approximate 20% down payment with the balance to be repaid over an agreed upon period. At times, when determined to be appropriate, and in many cases with management approval, a reduced lump-sum settlement may be agreed upon. If the consumer elects to utilize an installment plan, we have developed a system which enables us to make withdrawals from a consumer's bank account, in accordance with the directions of the customer.

If a collector is unable to establish contact with a consumer based on information received, the collector must undertake skip tracing procedures to develop important account information. Skip tracing is the process of developing new phone, address, job or asset information on a consumer, or verifying the accuracy of such information. Each collector does his or her own skip tracing using a number of computer applications available at his or her workstation, a process which is significantly supplemented by a series of automated skip tracing procedures implemented by us on a regular basis.

Legal Recovery

An important component of our collections effort involves our legal recovery department and the judicial collection of accounts of customers who have the ability, but not the willingness, to resolve their obligations. Accounts for which the consumer is not cooperative and for which we can establish garnishable wages or attachable asset are reviewed for legal action. Additionally, we review accounts using a proprietary scoring model and select those accounts reflecting a high propensity to pay in a legal environment. Depending on the balance of the defaulted consumer receivable and the applicable state collection laws, we determine whether to commence legal action to judicially collect on the receivable. The legal process can take an extended period of time, but it also generates cash collections that likely would not have been realized otherwise.

We use a combination of internal staff (attorney and support), as well as external attorneys, to pursue legal collections under certain circumstances. Over the past several years we have focused on developing our internal legal collection capability. We anticipate, that over time, collections from our internal legal team will surpass those of our external collection fee collection attorneys. We have this capability in all 50 states, in which we initiate law-suits in amounts up to the jurisdictional limits of the respective courts. Our legal recovery department, using external vendors, also collects claims against estates in cases involving deceased debtors having assets at the time of death. Our legal recovery department oversees our internal legal collections and coordinates a nationwide collections attorney network which is responsible for the preparation and filing of judicial collection proceedings in multiple jurisdictions, determining the suit criteria, and instituting wage garnishments to satisfy judgments. This network consists of approximately 65 law firms who work on a contingent fee basis. Legal cash collections generated by both our in house attorneys and outside independent contingent fee attorneys constituted approximately 24% of our total cash collections in 2009. As our portfolio matures, a larger number of accounts will be directed to our legal recovery department for judicial collection; consequently, we anticipate that legal cash collections will grow commensurately and comprise a larger percentage of our total cash collections.

Bankruptcy

Our bankruptcy department manages consumer filings under the U.S. Bankruptcy Code on debtor accounts derived from three sources; 1) the company's purchased pools of charged off and delinquent accounts, 2) our purchased pools of bankrupt accounts, and 3) our third party servicing client relationships. On company owned accounts, we file proofs of claim ("POCs") or claim transfers and actively manage these accounts through the entire life cycle of the bankruptcy proceeding in order to substantiate our claims and ensure that we participate in any distributions to creditors. On accounts managed under a third party relationship, we work on either a full service contingency fee basis or a menu style fee for service basis.

We developed our proprietary Bankruptcy Management System ("BMS") as a secure and highly automated platform for providing bankruptcy notification services, filing POCs and claim transfers, managing documents, administering our case load, posting and reconciling payments and providing customized reports. BMS is a robust system designed to manage claims processing and case management in a high volume environment. The system is highly flexible and its capacity is easily expanded. Daily processing volumes are managed to meet individual bar dates associated with each bankruptcy case and specific client turnaround times. BMS and its underlying business rules were developed with emphasis first on minimizing risks through strict compliance to the bankruptcy code, then on maximizing recoveries from automated claim filing and case administration.

Each of our employees goes through an entry level training program to familiarize them with BMS and the bankruptcy process, including a general overview of how we interact with the courts, debtor's attorneys and trustees. We also use a tiered process of cross training designed to familiarize advancing employees with a variety of operational assignments and analytical tasks. For example, we utilize specially trained employees to perform advanced data matching and analytics for clients, while others are tasked with resolving objections directly with attorneys and trustees. In rare circumstances, resolution of these objections may need to be affected by working through our network of local counsel.

Fee-for-Service Businesses

In order to provide debt owners with alternative collection solutions and to capitalize on common competencies between a fee-for-service collections operation and an acquired receivables portfolio business, we commenced our Anchor Receivables Management ("ARM") third-party contingent fee collections operation in March 2001. In a contingent fee arrangement, debt owners typically place defaulted receivables with a third party collection agency once they have ceased their recovery efforts. The debt owners then pay the third-party agency a commission fee based upon the amount actually collected from the consumer. A contingent fee placement of defaulted consumer receivables is usually for a fixed time frame, typically four to six months, or as long as twelve months. At the end of this fixed period, the third-party agency will return the uncollected defaulted consumer receivables to the debt owner, which may then place the defaulted consumer receivables with another collection agency or sell the portfolio of receivables. We ceased our ARM contingent fee operation during the second quarter of 2008.

Revenues from IGS are accounted for as commission revenue. IGS performs national skip tracing, asset location and collateral recovery services, principally for auto finance companies, for a fee. The amount of fee earned is generally dependent on several different outcomes: whether the debtor was found and a resolution on the account occurred, if the collateral was repossessed or if payment was made by the debtor to the debt owner.

The primary source of income for RDS and MuniServices, our government processing and collection businesses, is derived from servicing taxing authorities in several different ways: processing all of their tax payments and tax forms, collecting delinquent taxes, identifying taxes that are not being paid and auditing tax payments. The processing and collection pieces are standard commission based billings or fee for service transactions. When audits are conducted, there are two components. The first is a charge for the hours incurred on conducting the audit, based on a contractual billing rate. The gross billing amount based on the aforementioned billing rate is a component of the line item "Commissions" while the actual salary expense is included in the line item "Compensation and employee services." The second item is for expenses incurred while conducting the audit. Most jurisdictions will reimburse us for direct expenses incurred for the audit including such items as travel and meals. The billed amounts are included in the line item "Commissions" and the expense component is included in its appropriate expense category, generally, "Other operating expenses."

Competition

We face competition in both of the markets we serve — owned portfolio and fee-for-service accounts receivable management — from new and existing providers of outsourced receivables management services, including other purchasers of defaulted consumer receivables portfolios, third-party contingent fee collection agencies and debt owners that manage their own defaulted consumer receivables rather than outsourcing them. The accounts receivable management industry (owned portfolio and contingent fee) is highly fragmented and competitive, consisting of approximately 6,500 consumer and commercial agencies as of 2004. There are few significant barriers for entry to new providers of contingent fee receivables management services and, consequently, the number of agencies serving the contingent fee market may continue to grow. Greater capital needs and the need for portfolio evaluation expertise sufficient to price portfolios effectively constitute significant barriers for entry to new providers of owned portfolio receivables management services.

We face bidding competition in our acquisition of defaulted consumer receivables and in obtaining placement of fee-for-service receivables. We also compete on the basis of reputation, industry experience and performance. Among the positive factors which we believe influence our ability to compete effectively in this market are our ability to bid on portfolios at appropriate prices, our reputation from previous transactions regarding our ability to close transactions in a timely fashion, our relationships with originators of defaulted consumer receivables, our team of well-trained collectors who provide quality customer service and compliance with applicable collections laws and our ability to efficiently and effectively collect on various asset types. Among the negative factors which we believe could influence our ability to compete effectively in this market are that some of our current competitors and possible new competitors may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs, longer operating histories and more established relationships in our industry than we currently have.

Information Technology

Technology Operating Systems and Server Platform

The architecture and design of our systems provides us with a technology system that is flexible, secure, reliable and redundant to ensure the protection of our sensitive data. We utilize Intel-based servers running Microsoft Windows 2000/2003 operating systems. In addition, we utilize a blend of purchased and proprietary software systems tailored to the needs of our business. These systems are designed to eliminate inefficiencies in our collections, continue to meet business objectives in a changing environment and meet compliance obligations with regulatory entities. Our proprietary software systems are being leveraged to manage location information and operational applications for MuniServices, IGS and RDS. We believe our custom solutions will enhance the overall investigative capabilities of this business while meeting compliance obligations with regulatory entities.

Network Technology

To provide delivery of our applications, we utilize Intel-based workstations across our entire business operations. The environment is configured to provide speeds of 100 megabytes to the desktops of our collections and administration staff. Our one gigabyte server network architecture supports high-speed data transport. Our network system is designed to be scalable and meet expansion and inter-building bandwidth and quality of service demands.

Database and Software Systems

The ability to access and utilize data is essential to us being able to operate nationwide in a cost-effective manner. Our centralized computer-based information systems support the core processing functions of our business under a set of integrated databases and are designed to be both replicable and scalable to accommodate our internal growth. This integrated approach helps to assure that data sources are processed efficiently. We use these systems for portfolio and client management, skip tracing, check taking, financial and management accounting, reporting, and planning and analysis. The systems also support our consumers, including on-line access to account information, account status and payment entry. We use a combination of Microsoft and Oracle database software to manage our portfolios, financial, customer and sales data, and we believe these systems will be sufficient for our needs for the foreseeable future. MuniServices, IGS and RDS all maintain unique, proprietary software systems that manage the movement of data, accounts and information throughout these business units. We believe these systems will be sufficient for our needs in the foreseeable future.

Redundancy, System Backup, Security and Disaster Recovery

Our data centers provide the infrastructure for collection services and uninterrupted support of data, applications and hardware for all of our business units. We believe our facilities and operations include sufficient redundancy, file back-up and security to ensure minimal exposure to systems failure or unauthorized access. The preparations in this area include the use of call centers in Virginia, Kansas, Alabama and Tennessee in order to help provide redundancy for data and processes should one site be completely disabled. We have a disaster recovery plan covering our business that is tested on a periodic basis. The combination of our locally distributed call control systems provides enterprise-wide call and data distribution between our call centers for efficient portfolio collection and business operations. In addition to data replication between the sites, incremental backups of both software and databases are performed on a daily basis and a full system backup is performed weekly. Backup data tapes are stored at an offsite location along with copies of schedules and production control procedures, procedures for recovery using an off-site data center, documentation and other critical information necessary for recovery and continued operation. Our Virginia headquarters has two separate telecommunications feeds, uninterruptible power supplies and natural gas and diesel-generators, all of which provide a level of redundancy should a power outage or interruption occur. We also have generators installed at each of our remote call centers, as well as our subsidiary locations in Alabama and Nevada. We also employ rigorous physical and electronic security to protect our data. Our call centers have restricted card key access and appropriate additional physical security measures. Electronic protections include data encryption, firewalls and multi-level access controls.

Plasma Displays for Real Time Data Utilization

We utilize multiple plasma displays at most of our collection facilities to aid in recovery of portfolios. The displays provide real-time business-critical information to our collection personnel for efficient collection efforts such as telephone, production, employee status, goal trending, training and corporate information.

Predictive Dialer Technology

The Avaya Proactive Contact Dialer ensures that our collection staff focuses on certain defaulted consumer receivables according to our specifications. Its predictive technology takes into account all campaign and dialing parameters and is able to automatically adjust its dialing pace to match changes in campaign conditions and provide the lowest possible wait times and abandon rates, with the highest volume of outbound calls.

Employees

We employed 2,213 persons on a full-time basis, including the following number of front line operations employees by business: 1,574 on our owned portfolios, 188 working in our IGS operations, 82 working in our RDS government collections operation, and 71 working in our MuniServices operations, as of December 31, 2009. None of our employees are represented by a union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Hiring

We recognize that our collectors are critical to the success of our business as a majority of our collection efforts occur as a result of telephone contact with consumers. We have found that the tenure and productivity of our collectors are directly related. Therefore, attracting, hiring, training, retaining and motivating our collection personnel is a major focus for us. We pay our collectors competitive wages and offer employees a full benefits program which includes comprehensive medical coverage, short and long term disability, life insurance, dental and vision coverage, pre-paid legal plan, an employee assistance program, supplemental indemnity, cancer, hospitalization and accident insurance, a flexible spending account for child care and a matching 401(k) program. In addition to a base wage, we provide collectors with the opportunity to receive unlimited compensation through an incentive compensation program that pays bonuses above a set monthly base, based upon each collector's collection results. This program is designed to ensure that employees are paid based not only on performance, but also on consistency. We believe that these practices have helped us achieve an annual post-training turnover rate in our collector workforce of 57% in 2009.

A large number of telemarketing, customer-service and reservation phone centers are located near our Norfolk, Virginia headquarters. We believe that we offer a competitive and, in many cases, a higher base wage than many local employers and therefore have access to a large number of eligible personnel. In addition, there are several military bases in the area. We employ numerous military spouses and retirees and find them to be an excellent source of employees. We have also found the Las Vegas, Nevada, Hutchinson, Kansas, Birmingham, Alabama, Jackson, Tennessee, Houston, Texas and Fresno, California areas to provide a large potential workforce of eligible personnel.

Training

We provide a comprehensive multi-week training program for all new owned portfolio collectors. The first weeks of the training program are comprised of lectures to learn collection techniques, state and federal collection laws, systems, negotiation skills, skip tracing and telephone use. These sessions are then followed by additional weeks of practical experience conducting live calls with additional managerial supervision in order to provide employees with confidence and guidance while still contributing to our profitability. Each trainee must successfully pass a comprehensive examination before being assigned to the collection floor, as well as once a year thereafter. In addition, we conduct continuing advanced classes in our five training centers. Our technology and systems allow us to monitor individual employees and then offer additional training in areas of deficiency to increase productivity and ensure compliance.

Office of General Counsel

Our Office of General Counsel manages general corporate governance, litigation management, insurance and risk management, corporate transactions, intellectual property, contract and document preparation and review, including real estate purchase and lease agreements and portfolio purchase documents, compliance with federal securities laws and other regulations and statutes, obtaining and maintaining multi-state licensing, bonding and insurance and dispute and complaint resolution. As a part of its compliance functions, our Office of General Counsel works with our internal auditor and the Audit Committee of our Board of Directors in the implementation of our Code of Ethics. In that connection, we have implemented companywide ethics training and mandatory ethics quizzes and have established a confidential telephone hotline to report suspected policy violations, fraud, embezzlement, deception in record keeping and reporting, accounting, auditing matters and other acts which are inappropriate, criminal and/or unethical. Our Code of Ethics is available at the Investor Relations page of our website. Our Office of General Counsel also works closely with and provides guidance to our Quality Control and Compliance department and assists with training our staff in relevant areas including extensive training on the Fair Debt Collection Practices Act and other relevant laws and regulations. Our Office of General Counsel distributes guidelines and procedures for collection personnel to follow when communicating with customers, customer's agents, attorneys and other parties during our recovery efforts. This includes approving all written communications to account debtors. In addition, our Office of General Counsel regularly researches, and provides collections personnel and our training department with summaries and updates of changes in, federal and state statutes and relevant case law, so that they are aware of and in compliance with changing laws and judicial decisions when skip-tracing or collecting accounts.

Regulation

Federal and state statutes establish specific guidelines and procedures which debt collectors must follow when collecting consumer accounts. It is our policy to comply with the provisions of all applicable federal laws and comparable state statutes in all of our recovery activities. Our failure to comply with these laws could have a material adverse effect on us in the event and to the extent that they apply to some or all of our recovery activities. Federal and state consumer protection, privacy and related laws and regulations extensively regulate the relationship between debt collectors and debtors, and the relationship between customers and credit card issuers. Significant federal laws and regulations applicable to our business as a debt collector include the following:

• *Fair Debt Collection Practices Act.* This act imposes certain obligations and restrictions on the practices of debt collectors, including specific restrictions regarding communications with consumer customers, including the time, place and manner of the communications. This act also gives consumers certain rights, including the right to dispute the validity of their obligations and a right to sue debt collectors who fail to comply with its provisions, including the right to recover their attorney fees.

• *Fair Credit Reporting Act.* This act places certain requirements on credit information providers regarding the verification of the accuracy of information provided to credit reporting agencies and investigating consumer disputes concerning the accuracy of such information. We provide information concerning our accounts to the three major credit reporting agencies, and it is our practice to correctly report this information and to investigate credit reporting disputes. The Fair and Accurate Credit Transactions Act amended the Fair Credit Reporting Act to include additional duties applicable to data furnishers with respect to information in the consumer's credit file that the consumer identifies as resulting from identity theft, and requires that data furnishers have procedures in place to prevent such information from being furnished to credit reporting agencies.

• *Gramm-Leach-Bliley Act.* This act requires that certain financial institutions, including collection agencies, develop policies to protect the privacy of consumers' private financial information and provide notices to consumers advising them of their privacy policies. This act also requires that if private personal information concerning a consumer is shared with another unrelated institution, the consumer must be given an opportunity to opt out of having such information shared. Since we do not share consumer information with non-related entities, except as required by law, or except as needed to collect on the receivables, our consumers are not entitled to any opt-out rights under this act. This act is enforced by the Federal Trade Commission, which has retained exclusive jurisdiction over its enforcement, and does not afford a private cause of action to consumers who may wish to pursue legal action against a financial institution for violations of this act.

• *Electronic Funds Transfer Act.* This act regulates the use of the Automated Clearing House ("ACH") system to make electronic funds transfers. All ACH transactions must comply with the rules of the National Automated Check Clearing House Association ("NACHA") and Uniform Commercial Code § 3-402. This act, the NACHA regulations and the Uniform Commercial Code give the consumer, among other things, certain privacy rights with respect to the transactions, the right to stop payments on a pre-approved fund transfer, and the right to receive certain documentation of the transaction. This act also gives consumers a right to sue institutions which cause financial damages as a result of their failure to comply with its provisions.

• *Telephone Consumer Protection Act.* In the process of collecting accounts, we use automated predictive dialers and pre-recorded messages to communicate with our consumers. This act and similar state laws place certain restrictions on telemarketers and users of automated dialing equipment and pre-recorded messages who place telephone calls to consumers.

• *Servicemembers Civil Relief Act.* The Soldiers' and Sailors' Civil Relief Act of 1940 was amended in December 2003 as the Servicemembers Civil Relief Act ("SCRA"). The SCRA gives U.S. military service personnel relief from credit obligations they may have incurred prior to entering military service, and may also apply in certain circumstances to obligations and liabilities incurred by a servicemember while serving on active duty. The SCRA prohibits creditors from taking specified actions to collect the defaulted accounts of servicemembers. The SCRA impacts many different types of credit obligations, including installment contracts and court proceedings, and tolls the statute of limitations during the time that the servicemember is engaged in active military service. The SCRA also places a cap on interest bearing obligations of servicemembers to an amount not greater than 6% per year, inclusive of all related charges and fees.

• *Health Insurance Portability and Accountability Act.* The Health Insurance Portability and Accountability Act ("HIPAA") provides standards to protect the confidentiality of patients' personal healthcare and financial information. Pursuant to HIPAA, business associates of health care providers, such as agencies which collect healthcare receivables, must comply with certain privacy and security standards established by HIPAA to ensure that the information provided will be safeguarded from misuse. This act is enforced by the Department of Health and Human Services and does not afford a private cause of action to consumers who may wish to pursue legal action against an institution for violations of this act.

• *U.S. Bankruptcy Code.* In order to prevent any collection activity with bankrupt debtors by creditors and collection agencies, the U.S. Bankruptcy Code provides for an automatic stay, which prohibits certain contacts with consumers after the filing of bankruptcy petitions. The U.S. Bankruptcy Code also dictates what types of claims will or will not be allowed in a bankruptcy proceeding and how such claims may be discharged.

Additionally, there are some state statutes and regulations comparable to the above federal laws, and specific licensing requirements which affect our operations. State laws may also limit credit account interest rates and the fees, as well as limit the time frame in which judicial actions may be initiated to enforce the collection of consumer accounts.

Although we are not a credit originator, some of these laws directed toward credit originators may occasionally affect our operations because our receivables were originated through credit transactions, such as the following laws, which apply principally to credit originators:

• Truth in Lending Act;

• Fair Credit Billing Act; and

• Equal Credit Opportunity Act.

Federal laws which regulate credit originators require, among other things, that credit card issuers disclose to consumers the interest rates, fees, grace periods and balance calculation methods associated with their credit card accounts. Consumers are entitled under current laws to have payments and credits applied to their accounts promptly, to receive prescribed notices and to require billing errors to be resolved promptly. Some laws prohibit discriminatory practices in connection with the extension of credit. Federal statutes further provide that, in some cases, consumers cannot be held liable for, or their liability is limited with respect to, charges to the credit card account that were a result of an unauthorized use of the credit card. These laws, among others, may give consumers a legal cause of action against us, or may limit our ability to recover amounts owing with respect to the receivables, whether or not we committed any wrongful act or omission in connection with the account. If the credit originator fails to comply with applicable statutes, rules and regulations, it could create claims and rights for consumers that could reduce or eliminate their obligations to repay the account and have a possible material adverse effect on us.

Accordingly, when we acquire defaulted consumer receivables, typically we contractually require credit originators to indemnify us against any losses caused by their failure to comply with applicable statutes, rules and regulations relating to the receivables before they are sold to us.

The U.S. Congress and several states have enacted legislation concerning identity theft. Additional consumer protection and privacy protection laws may be enacted that would impose additional requirements on the enforcement of and recovery on consumer credit card or installment accounts. Any new laws, rules or regulations that may be adopted, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to recover the receivables. In addition, our failure to comply with these requirements could adversely affect our ability to enforce the receivables.

We cannot assure you that some of the receivables were not established as a result of identity theft or unauthorized use of a credit card and, accordingly, we could not recover the amount of the defaulted consumer receivables. As a purchaser of defaulted consumer receivables, we may acquire receivables subject to legitimate defenses on the part of the consumer. Typically our account purchase contracts allow us to return to the debt owners certain defaulted consumer receivables that may not be collectible, due to these and other circumstances. Upon return, the debt owners are required to replace the receivables with similar receivables or repurchase the receivables. These provisions limit to some extent our losses on such accounts.

In addition to our obligation to comply with applicable federal, state and local laws and regulations, we are also obligated to comply with judicial decisions reached in court cases involving legislation passed by any such governmental bodies.

Item 1A. Risk Factors.

To the extent not described elsewhere in this Annual Report, the following are risks related to our business.

A deterioration in the economic or inflationary environment in the United States may have an adverse effect on our collections, results of operations, revenue and stock price

Our performance may be affected by economic or inflationary conditions in the United States. If the United States economy deteriorates or if there is a significant rise in inflation, personal bankruptcy filings may increase, and the ability of consumers to pay their debts could be adversely affected. This may in turn adversely impact our financial condition, results of operations, revenue and stock price. Other factors associated with the economy that could influence our performance include the financial stability of the lenders on our line of credit, our access to credit, and financial factors affecting consumers.

The recent financial turmoil affecting the banking system and financial markets and the possibility that financial institutions may consolidate, go out of business or be taken over by the federal government have resulted in a tightening in credit markets. There could be a number of follow-on effects from the credit crisis and/or the federal government's response to the credit crisis on our business, including a decrease in the value of our financial investments, the insolvency of lending institutions, including the lenders on our line of credit, resulting in our inability to obtain credit and the inability of our customers to obtain credit to re-finance their obligations with us. These and other economic factors could have a material adverse effect on our financial condition and results of operations.

We may not be able to purchase defaulted consumer receivables at appropriate prices, and a decrease in our ability to purchase portfolios of receivables could adversely affect our ability to generate revenue

If we are unable to purchase defaulted receivables from debt owners at appropriate prices, or one or more debt owners stop selling defaulted receivables to us, we could lose a potential source of income and our business may be harmed.

The availability of receivables portfolios at prices which generate an appropriate return on our investment depends on a number of factors both within and outside of our control, including the following:

- the continuation of current growth trends in the levels of consumer obligations;

- sales of receivables portfolios by debt owners; and

- competitive factors affecting potential purchasers and credit originators of receivables.

Because of the length of time involved in collecting defaulted consumer receivables on acquired portfolios and the volatility in the timing of our collections, we may not be able to identify trends and make changes in our purchasing strategies in a timely manner.

We may be unable to obtain account documents for some of the accounts that we purchase. Our inability to provide account documents may negatively impact the liquidation rate on such accounts that are subject to judicial collections, or located in states in which, by law, no collection activity may proceed without account documents

When we collect accounts judicially, courts in certain jurisdictions require that a copy of the account statements or applications be attached to the pleadings in order to obtain a judgment against the account debtors. If we are unable to produce account documents, these courts will deny our claims. Additionally, our ability to collect non-judicially may be impacted by state laws which require that certain types of account documentation be in our possession prior to the institution of any collection activities.

We may not be able to collect sufficient amounts on our defaulted consumer receivables to fund our operations

Our business primarily consists of acquiring and servicing receivables that consumers have failed to pay and that the credit originator has deemed uncollectible and has generally charged-off. The debt owners generally make numerous attempts to recover on their defaulted consumer receivables, often using a combination of in-house recovery efforts and third-party collection agencies. These defaulted consumer receivables are difficult to collect and we may not collect a sufficient amount to cover our investment associated with purchasing the defaulted consumer receivables and the costs of running our business.

Our work force could become unionized in the future, which could adversely affect the stability of our production and increase our costs

Currently, none of our employees are represented by unions. However, our employees have the right at any time under the National Labor Relations Act to form or affiliate with a union. If some or all of our workforce were to become unionized and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could adversely affect the stability of our work force and increase our costs. In 2007, the Employee Free Choice Act H.R. 800 ("EFCA") was passed in the U.S. House of Representatives, and currently remains in the Senate. The EFCA aims to amend the National Labor Relations Act, by making it easier for workers to organize unions and increasing the penalties employers may incur if they engage in labor practices in violation of the National Labor Relations Act. The EFCA adds additional remedies for such violations, including back pay plus liquidated damages and civil penalties to be determined by the National Labor Relations Board not to exceed $20,000 per infraction. This bill or a variation of it could be enacted in the future and could have an adverse impact on our operations.

We experience high employee turnover rates and we may not be able to hire and retain enough sufficiently trained employees to support our operations

The accounts receivables management industry is very labor intensive and, similar to other companies in our industry, we typically experience a high rate of employee turnover. Our annual turnover rate in our collector workforce, excluding those employees that do not complete our multi-week training program was 57% in 2009. We compete for qualified personnel with companies in our industry and in other industries. Our growth requires that we continually hire and train new collectors. A higher turnover rate among our collectors will increase our recruiting and training costs and limit the number of experienced collection personnel available to service our defaulted consumer receivables. If this were to occur, we would not be able to service our defaulted consumer receivables effectively and this would reduce our ability to continue our growth and operate profitability.

We serve markets that are highly competitive, and we may be unable to compete with businesses that may have greater resources than we have

We face competition in both of the markets we serve — owned portfolio and fee based accounts receivable management — from new and existing providers of outsourced receivables management services, including other purchasers of defaulted consumer receivables portfolios, third-party contingent fee collection agencies and debt owners that manage their own defaulted consumer receivables rather than outsourcing them. The accounts receivable management industry is highly fragmented and competitive, consisting of approximately 6,500 consumer and commercial agencies, most of which compete in the contingent fee business.

We face bidding competition in our acquisition of defaulted consumer receivables and in our placement of fee based receivables, and we also compete on the basis of reputation, industry experience and performance. Some of our current competitors and possible new competitors may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs, longer operating histories and more established relationships in our industry than we currently have. In the future, we may not have the resources or ability to compete successfully. As there are few significant barriers for entry to new providers of fee based receivables management services, there can be no assurance that additional competitors with greater resources than ours will not enter the market. Moreover, there can be no assurance that our existing or potential clients will continue to outsource their defaulted consumer receivables at recent levels or at all, or that we may continue to offer competitive bids for defaulted consumer receivables portfolios. If we are unable to develop and expand our business or adapt to changing market needs as well as our current or future competitors are able to do, we may experience reduced access to defaulted consumer receivables portfolios at appropriate prices and reduced profitability.

We may not be successful at acquiring receivables of new asset types or in implementing a new pricing structure

We may pursue the acquisition of receivables portfolios of asset types in which we have little current experience. We may not be successful in completing any acquisitions of receivables of these asset types and our limited experience in these asset types may impair our ability to collect on these receivables. This may cause us to pay too much for these receivables and consequently, we may not generate a profit from these receivables portfolio acquisitions.

In addition, we may in the future provide a service to debt owners in which debt owners will place consumer receivables with us for a specific period of time for a flat fee. This fee may be based on the number of collectors assigned to the collection of these receivables, the amount of receivables placed or other bases. We may not be successful in determining and implementing the appropriate pricing for this pricing structure, which may cause us to be unable to generate a profit from this business.

Our collections may decrease if certain types of bankruptcy filings involving liquidations increase

Various economic trends and potential changes to existing legislation may contribute to an increase in the amount of personal bankruptcy filings. Under certain bankruptcy filings a debtor's assets may be sold to repay creditors, but since the defaulted consumer receivables we service are generally unsecured we often would not be able to collect on those receivables. We cannot ensure that our collection experience would not decline with an increase in personal bankruptcy filings or a change in bankruptcy regulations or practices. If our actual collection experience with respect to a defaulted bankrupt consumer receivables portfolio is significantly lower than we projected when we purchased the portfolio, our financial condition and results of operations could deteriorate.

We may make acquisitions that prove unsuccessful or strain or divert our resources

We intend to consider acquisitions of other companies in our industry that could complement our business, including the acquisition of entities offering greater access and expertise in other asset types and markets that are related but that we do not currently serve. If we do acquire other businesses, we may not be able to successfully integrate these businesses with our own and we may be unable to maintain our standards, controls and policies. Further, acquisitions may place additional constraints on our resources by diverting the attention of our management from other business concerns. Through acquisitions, we may enter markets in which we have no or limited experience. Moreover, any acquisition may result in a potentially dilutive issuance of equity securities or may result in the incurrence of additional debt and amortization expenses of related intangible assets, which could reduce our profitability and harm our business.

The loss of IGS, RDS or MuniServices customers could negatively affect our operations

With respect to the acquisitions of IGS, RDS and MuniServices, a significant portion of the valuation was tied to existing client and customer relationships. Our customers, in general, may terminate their relationship with us on 90 days' prior notice. In the event a customer or customers terminate or significantly cut back any relationship with us, it could reduce our profitability and harm our business and could potentially give rise to an impairment charge related to an intangible asset specifically ascribed to existing client and customer relationships.

We may not be able to continually replace our defaulted consumer receivables with additional receivables portfolios sufficient to operate efficiently and profitably

To operate profitably, we must continually acquire and service a sufficient amount of defaulted consumer receivables to generate revenue that exceeds our expenses. Fixed costs such as salaries and lease or other facility costs constitute a significant portion of our overhead and, if we do not continually replace the defaulted consumer receivables portfolios we service with additional portfolios, we may have to reduce the number of our collection personnel. We would then have to rehire collection staff as we obtain additional defaulted consumer receivables portfolios. These practices could lead to:

- low employee morale;
- fewer experienced employees;
- higher training costs;
- disruptions in our operations;
- loss of efficiency; and
- excess costs associated with unused space in our facilities.

Furthermore, heightened regulation of the credit card and consumer lending industry or changing credit origination strategies may result in decreased availability of credit to consumers, potentially leading to a future reduction in defaulted consumer receivables available for purchase from debt owners. We cannot predict how our ability to identify and purchase receivables and the quality of those receivables would be affected if there is a shift in consumer lending practices, whether caused by changes in the regulations or accounting practices applicable to debt owners, a sustained economic downturn or otherwise.

We may not be able to manage our growth effectively

We have expanded significantly since our formation and we intend to maintain our growth focus. However, our growth will place additional demands on our resources and we cannot ensure that we will be able to manage our growth effectively. In order to successfully manage our growth, we may need to:

- expand and enhance our administrative infrastructure;

- continue to improve our management, financial and information systems and controls; and

- recruit, train, manage and retain our employees effectively.

Continued growth could place a strain on our management, operations and financial resources. We cannot ensure that our infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our results of operations may be adversely affected.

Our operations could suffer from telecommunications or technology downtime or increased costs

Our success depends in large part on sophisticated telecommunications and computer systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty or operating malfunction, could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to access, maintain and expand the databases we use for our collection activities. Any failure of our information systems or software and our backup systems would interrupt our business operations and harm our business. Our headquarters are located in a region that is susceptible to hurricane damage, which may increase the risk of disruption of information systems and telephone service for sustained periods.

Further, our business depends heavily on services provided by various local and long distance telephone companies. A significant increase in telephone service costs or any significant interruption in telephone services could reduce our profitability or disrupt our operations and harm our business.

We may not be able to successfully anticipate, manage or adopt technological advances within our industry

Our business relies on computer and telecommunications technologies and our ability to integrate these technologies into our business is essential to our competitive position and our success. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles. We may not be successful in anticipating, managing or adopting technological changes on a timely basis, which could reduce our profitability or disrupt our operations and harm our business.

While we believe that our existing information systems are sufficient to meet our current demands and continued expansion, our future growth may require additional investment in these systems. We depend on having the capital resources necessary to invest in new technologies to acquire and service defaulted consumer receivables. We cannot ensure that adequate capital resources will be available to us at the appropriate time.

Our senior management team is important to our continued success and the loss of one or more members of senior management could negatively affect our operations

The loss of the services of one or more of our key executive officers or key employees could disrupt our operations. We have employment agreements with Steve Fredrickson, our president, chief executive officer and chairman of our board of directors, Kevin Stevenson, our executive vice president and chief financial and administrative officer, Craig Grube, our executive vice president of portfolio acquisitions, and most of our other senior executives. The current agreements contain non-compete provisions that survive termination of employment. However, these agreements do not and will not assure the continued services of these officers and we cannot ensure that the non-compete provisions will be enforceable. Our success depends on the continued service and performance of our key executive officers, and we cannot guarantee that we will be able to retain those individuals. The loss of the services of Mr. Fredrickson, Mr. Stevenson, Mr. Grube or other key executive officers could seriously impair our ability to continue to acquire or collect on defaulted consumer receivables and to manage and expand our business. Under one of our credit agreements, if both Mr. Fredrickson and Mr. Stevenson cease to be president and chief financial and administrative officer, respectively, it would constitute a default.

Our ability to recover and enforce our defaulted consumer receivables may be limited under federal and state laws

The businesses conducted by the Company's operating subsidiaries are subject to licensing and regulation by governmental and regulatory bodies in the many jurisdictions in which the Company operates and conducts its business. Federal and state laws may limit our ability to recover and enforce our defaulted consumer receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit issuers may preclude us from collecting on defaulted consumer receivables we purchase if the credit issuer previously failed to comply with applicable laws in generating or servicing those receivables. Collection laws and regulations also directly apply to our business. Such laws and regulations are extensive and subject to change. Additional consumer protection and privacy protection laws may be enacted that would impose additional requirements on the enforcement of and collection on consumer credit receivables. Any new laws, rules or regulations that may be adopted, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to collect on our defaulted consumer receivables and may harm our business. In addition, federal and state governmental bodies are considering, and may consider in the future, legislative proposals that would regulate the collection of our defaulted consumer receivables. Further, tax law changes such as Internal Revenue Code Section 6050P (requiring 1099-C returns to be filed on discharge of indebtedness in excess of $600) could negatively impact our ability to collect or cause us to incur additional expenses. Although we cannot predict if or how any future legislation would impact our business, our failure to comply with any current or future laws or regulations applicable to us could limit our ability to collect on our defaulted consumer receivables, which could reduce our profitability and harm our business.

Our ability to recover on portfolios of bankrupt consumer receivables may be impacted by changes in federal laws or changes in the administrative practices of the various bankruptcy courts

We recover on consumer receivables that have filed for bankruptcy protection under available U.S. bankruptcy laws. We recover on consumer receivables that have filed for bankruptcy protection after we acquired them, and we also purchase accounts that are currently in bankruptcy proceedings. Our ability to recover on portfolios of bankruptcy consumer receivables may be impacted by changes in federal laws or changes in administrative practices of the various bankruptcy courts.

We are subject to examinations and challenges by tax authorities

Our industry is relatively unique and as a result there is not a set of well defined laws or regulations for us to follow that match our particular facts and circumstances for some tax positions. Therefore, certain tax positions we take are based on industry practice, tax advice and drawing similarities of our facts and circumstances to those in case law. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base and apportionment. Challenges made by tax authorities to our application of tax rules may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions, as well as, inconsistent positions between different jurisdictions on similar matters. If any such challenges are made and are not resolved in our favor, they could have an adverse effect on our financial condition and result of operations.

We utilize the interest method of revenue recognition for determining our income recognized on finance receivables, which is based on an analysis of projected cash flows that may prove to be less than anticipated and could lead to reductions in future revenues or increases in valuation allowance charges

We utilize the interest method to determine income recognized on finance receivables. Under this method, static pools of receivables we acquire are modeled upon their projected cash flows. A yield is then established which, when applied to the unamortized purchase price of the receivables, results in the recognition of income at a constant yield relative to the remaining balance in the pool of defaulted consumer receivables. Each static pool is analyzed monthly to assess the actual performance compared to that expected by the model. If the accuracy of the modeling process deteriorates or there is a decline in anticipated cash flows, we would suffer reductions in future revenues or a decline in the carrying value of our receivables portfolios from increases in valuation allowance charges, which in any case would result in lower earnings in future periods and could negatively impact our stock price.

We may be required to incur valuation allowance charges under the guidance of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 310-30 "Loans and Debt Securities Acquired with Deteriorated Credit Quality" ("ASC 310-30")

ASC 310-30 provides guidance on accounting for differences between contractual and expected cash flows from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. Under ASC 310-30, static pools of accounts may be established. These pools are aggregated based on certain common risk criteria. Each static pool is recorded at cost, which includes certain direct costs of acquisition paid to third parties, and is accounted for as a single unit for the recognition of income, principal payments and loss provision. Once a static pool is established for a quarter, individual receivable accounts are not added to the pool (unless replaced by the seller) or removed from the pool (unless sold or returned to the seller). ASC 310-30 requires that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue or expense or on the balance sheet. ASC 310-30 initially freezes the internal rate of return, referred to as IRR, estimated when the accounts receivable are purchased as the basis for subsequent impairment testing. Significant increases in actual, or expected future cash flows may be recognized prospectively through an upward adjustment of the IRR over a portfolio's remaining life. Any increase to the IRR then becomes the new benchmark for impairment testing. Effective for fiscal years beginning after December 15, 2004 under ASC 310-30, rather than lowering the estimated IRR if the collection estimates are not received or projected to be received (as was permitted under the prior accounting guidance), the carrying value of a pool would be written down to maintain the then current IRR and is shown as a reduction in revenue in the consolidated income statements with a corresponding valuation allowance offsetting finance receivables, net, on the consolidated balance sheet. Historically, under the guidance of ASC 310-30, for loans acquired prior to January 1, 2005, we have moved yields upward and downward as appropriate. However, under ASC 310-30, for loans acquired after January 1, 2005, guidance does not permit yields to be lowered which will increase the probability of us having to incur valuation allowance charges in the future, which could reduce our profitability in a given period and could negatively impact our stock price.

We incur increased costs as a result of enacted and proposed changes in laws and regulations

Enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the SEC and by the NASDAQ Global Stock Market, have resulted in increased costs to us as we implement their requirements. We continue to evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we will incur or the timing of such costs.

The continued future impact on us of Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder is unclear

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report by management on the company's internal control over financial reporting in their annual reports on Form 10-K. This report is required to contain an assessment by management of the effectiveness of such company's internal controls over financial reporting. In addition, the public accounting firm auditing a public company's financial statements must report on the effectiveness of the company's internal controls over financial reporting. In the future, if we are unable to continue to comply with the requirements of Section 404 in a timely manner, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our internal controls over financial reporting, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations.

The market price of our shares of common stock could fluctuate significantly

Wide fluctuations in the trading price or volume of our shares of common stock could be caused by many factors, including factors relating to our company or to investor perception of our company (including changes in financial estimates and recommendations by research analysts), but also factors relating to (or relating to investor perception of) the accounts receivable management industry or the economy in general.

We may not be able to retain, renegotiate or replace our existing credit facility

If we are unable to retain, renegotiate or replace such facility, our growth could be adversely affected, which could negatively impact our business operations and the price of our common stock.

We may not be able to continue to satisfy the restrictive covenants in our debt agreements

All of our receivable portfolios are pledged to secure amounts owed to our lenders. Our debt agreements impose a number of restrictive covenants on how we operate our business. Failure to satisfy any one of these covenants could result in all or any of the following consequences, each of which could have a materially adverse effect on our ability to conduct business:

- acceleration of outstanding indebtedness;
- our inability to continue to purchase receivables needed to operate our business; or
- our inability to secure alternative financing on favorable terms, if at all.

Our hedging strategies may not be successful in mitigating our risks associated with changes in interest rates and could adversely affect our results of operations and financial condition, as could our failure to comply with hedge accounting principles and interpretations

We entered into an interest rate swap transaction in December 2008 to mitigate our interest rate risk on a portion of our credit facility. Our hedging strategies rely on assumptions and projections. If these assumptions and projections prove to be incorrect or our hedges do not adequately mitigate the impact of changes in interest rates, we may experience volatility in our earnings that could adversely affect our results of operations and financial condition.

In addition, hedge accounting in accordance with FASB ASC Topic 815 "Derivatives and Hedging" requires the application of significant subjective judgments to a body of accounting concepts that is complex and for which the interpretations have continued to evolve within the accounting profession and amongst the standard-setting bodies. Our failure to comply with hedge accounting principles and interpretations could result in the loss of the applicability of hedge accounting which could adversely affect our results of operations and financial condition.

Terrorist attacks, war and threats of attacks and war may adversely impact results of operations, revenue, and stock price

Terrorist attacks, war and the outcome of war and threats of attacks may adversely affect our results of operations, revenue and stock price. Any or all of these occurrences could have a material adverse effect on our results of operations, revenue and stock price.

Failure to comply with government regulation of the collections industry could result in the suspension or termination of our ability to conduct its business

The collections industry is governed by various U.S. federal and state laws and regulations. Many states require us to be a licensed debt collector. The Federal Trade Commission has the authority to investigate consumer complaints against debt collection companies and to recommend enforcement actions and seek monetary penalties. If we fail to comply with applicable laws and regulations, it could result in the suspension, or termination of our ability to conduct collections which would materially adversely affect us. In addition, new federal and state laws or regulations or changes in the ways these rules or laws are interpreted or enforced could limit our activities in the future or significantly increase the cost of compliance.

Changes in governmental laws and regulations could increase our costs and liabilities or impact our operations

Changes in laws and regulations and the manner in which they are interpreted or applied may alter our business environment. This could affect our results of operations or increase our liabilities. These negative impacts could result from changes in collection laws, laws related to credit reporting, consumer bankruptcy, accounting standards, taxation requirements, employment laws and communications laws, among others. It is possible that we could become subject to additional liabilities in the future resulting from changes in laws and regulations that could result in an adverse effect on our results of operations and financial condition. Specifically, we know that both federal and state governments are currently reviewing existing law related to debt collection, in order to determine if any changes are needed. In connection therewith, on December 16, 2009, the Federal Trade Commission issued an order to the nation's nine largest debt buyers, including us, to submit information about current practices in relation to buying and collecting consumer debt, which the FTC intends to use for a study of the debt-buying industry. We intend to work closely with with the FTC in connection with its study, subject to applicable law.

Our certificate of incorporation, by-laws and Delaware law contain provisions that may prevent or delay a change of control or that may otherwise be in the best interest of our stockholders

Our certificate of incorporation and by-laws contain provisions that may make it more difficult, expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party, even if such a transaction would be beneficial to our stockholders. The existence of these provisions may have a negative impact on the price of our common stock by discouraging third-party investors from purchasing our common stock. In particular, our certificate of incorporation and by-laws include provisions that:

- classify our board of directors into three groups, each of which will serve for staggered three-year terms;
- permit a majority of the stockholders to remove our directors only for cause;
- permit our directors, and not our stockholders, to fill vacancies on our board of directors;
- require stockholders to give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders' meeting;
- permit a special meeting of our stockholders be called only by approval of a majority of the directors, the chairman of the board of directors, the chief executive officer, the president or the written request of holders owning at least 30% of our common stock;
- permit our board of directors to issue, without approval of our stockholders, preferred stock with such terms as our board of directors may determine;
- permit the authorized number of directors to be changed only by a resolution of the board of directors; and
- require the vote of the holders of a majority of our voting shares for stockholder amendments to our by-laws.

In addition, we are subject to Section 203 of the Delaware General Corporation Law which provides certain restrictions on business combinations between us and any party acquiring a 15% or greater interest in our voting stock other than in a transaction approved by our board of directors and, in certain cases, by our stockholders. These provisions of our certificate of incorporation and by-laws and Delaware law could delay or prevent a change in control, even if our stockholders support such proposals. Moreover, these provisions could diminish the opportunities for stockholders to participate in certain tender offers, including tender offers at prices above the then-current market value of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts or speculation.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal executive offices and primary operations facility are located in approximately 100,000 square feet of leased space in three adjacent buildings in Norfolk, Virginia. This site can currently accommodate approximately 1,000 employees. We own a two-acre parcel of land across from our headquarters which we developed into a parking lot for use by our employees.

We own an approximately 22,000 square foot facility in Hutchinson, Kansas, comprised of two buildings, and contiguous parcels of land which are used primarily for employee parking. The Hutchinson site can currently accommodate approximately 250 employees.

We lease a facility located in approximately 23,000 square feet of space in Hampton, Virginia which can accommodate approximately 300 employees. Renovations are underway to expand the facility to a total of approximately 32,000 square feet. When such renovations are completed, the facility will accommodate approximately 400 employees. Renovations are expected to be completed during the second quarter of 2010.

We lease a call center located in Las Vegas, Nevada. The leased space is approximately 30,000 square feet and can accommodate approximately 310 employees.

We lease a 15,000 square-foot facility in Birmingham, Alabama which can accommodate approximately 160 employees and approximately 400 square feet of space in Montgomery, Alabama.

We lease a 34,000 square foot building and a nine-acre parcel of land in Jackson, Tennessee, which the Company originally purchased in 2006 and subsequently conveyed to the Industrial Development Board of the City of Jackson. We lease back the property from the Industrial Board under a long term Master Industrial Lease Agreement and have the option to re-purchase the property at any time during the term of the lease. This facility can accommodate approximately 430 employees.

For our MuniServices business, we lease approximately 26,000 square feet of office space in several offices around the country, the majority of which are located in Fresno, California. These offices can accommodate approximately 140 employees.

We lease a facility located in approximately 6,000 square feet of space in Houston, Texas which can accommodate approximately 30 employees.

We lease approximately 6,000 square feet of space in Chicago, Illinois which can accommodate approximately 20 employees.

We do not consider any specific leased or owned facility to be material to our operations. We believe that equally suitable alternative facilities are available in all areas where we currently do business.

Item 3. Legal Proceedings.

We are from time to time subject to routine legal claims and proceedings, most of which are incidental to the ordinary course of our business. We initiate lawsuits against consumers and are occasionally countersued by them in such actions. Also, consumers, either individually, as members of a class action, or through a governmental entity on behalf of consumers, may initiate litigation against us, in which they allege that we have violated a state or federal law in the process of collecting on an account. From time to time, other types of lawsuits are brought against us. While it is not expected that these or any other legal proceedings or claims in which we are involved will, either individually or in the aggregate, have a material adverse impact on our results of operations, liquidity or our financial condition, the matter described below falls outside of the normal parameters of our routine legal proceedings.

We are currently a defendant in a purported class action counterclaim entitled PRA v. Barkwell, 4:09-cv-00113-CDL, which was originally filed in the Superior Court of Muscogee County, Georgia. The counterclaim, which was filed against us, the National Arbitration Forum ("NAF") and MBNA America Bank, N.A., on July 29, 2009, has since been removed to the United States District Court for the Middle District of Georgia, where it is currently pending. The counterclaim alleges that in pursuing arbitration claims against Barkwell and other consumer debtors, pursuant to the terms and conditions of their respective cardholder agreements, we breached a duty of good faith and fair dealing and made negligent misrepresentations concerning its "arbitration practices." The plaintiffs are seeking, among other things, to vacate the arbitration awards that we have obtained before NAF and have us disgorge the amounts collected with respect to such awards. It is not possible at this time to accurately estimate the possible loss, if any. We believe we have meritorious defenses to the allegations made in this counterclaim and intend to defend ourselves vigorously against them.

We are currently a defendant in a purported enforcement action brought by the Attorney General for the State of Missouri that is currently pending in the United States District Court for the Eastern District of Missouri. The action seeks relief for Missouri consumers that have allegedly been injured as a result of certain of our collection practices. It is not possible at this time to estimate the possible loss, if any. We have vehemently denied any wrongdoing herein and believe we have meritorious defenses to each allegation in the complaint.

Item 4. Submission of Matters to a Vote of Securityholders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Price Range of Common Stock

Our common stock ("Common Stock") began trading on the NASDAQ Global Stock Market under the symbol "PRAA" on November 8, 2002. Prior to that time there was no public trading market for our common stock. The following table sets forth the high and low sales price for the Common Stock, as reported by the NASDAQ Global Stock Market, for the periods indicated.

	High	Low
2008		
Quarter ended March 31, 2008	$50.50	$27.43
Quarter ended June 30, 2008	$47.75	$37.12
Quarter ended September 30, 2008	$52.73	$35.09
Quarter ended December 31, 2008	$49.49	$24.70
2009		
Quarter ended March 31, 2009	$34.89	$19.41
Quarter ended June 30, 2009	$39.52	$26.11
Quarter ended September 30, 2009	$49.01	$37.13
Quarter ended December 31, 2009	$50.50	$40.89

As of January 27, 2010, there were 29 holders of record of the Common Stock. Based on information provided by our transfer agent and registrar, we believe that there are 20,369 beneficial owners of the Common Stock.

Stock Performance

The following graph compares from December 31, 2004, to December 31, 2009, the cumulative stockholder returns assuming an initial investment of $100 on January 1, 2005 in the Company's Common Stock, the stocks comprising the NASDAQ Global Market Composite Index, the NASDAQ Market Index (U.S.) and the stocks comprising a peer group index consisting of six peers. Any dividends paid during the five year period are assumed to be reinvested.


Stock Performance
$200
$100
$0
2004
2005
2006
2007
2008
2009
PRAA
Peer Group Index
NASDAQ Global Market Composite Index
NASDAQ Market Index (U.S.)

As of December 31,		2004		2005		2006		2007		2008		2009
PRAA	$	100	$	113	$	113	$	98	$	83	$	111
NASDAQ Global Market Composite Index	$	100	$	102	$	112	$	116	$	57	$	82
NASDAQ Market Index (U.S.)	$	100	$	104	$	116	$	127	$	74	$	108
Peer Group Index	$	100	$	119	$	114	$	113	$	77	$	83

The comparisons of stock performance shown above are not intended to forecast or be indicative of possible future performance of the Company's common stock. The Company does not make or endorse any predictions as to its future stock performance.

Equity Incentives

The table below provides information with respect to securities authorized for issuance under our equity compensation plans as of December 31, 2009:

Plan Category	Number of Securities Authorized for Issuance Under the Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options or Nonvested Shares Under the Plan	Weighted-average Exercise Price of Outstanding Options and Nonvested Shares[1]	Number of Securities Remaining Available for Future Issuance Under the Equity Compensation Plan[2]
Equity Compensation plans approved by security holders	2,000,000	350,821	$0.59	672,570
Equity Compensation plans not approved by security holders	None	None	N/A	None
Total	2,000,000	350,821	$0.59	672,570

(1) Includes grants of nonvested shares (including awards made pursuant to the Long-Term Incentive Programs), for which there is no exercise price, but with respect to which shares are awarded without cost when the restrictions have been realized. Excluding the impact of the nonvested shares, the weighted average exercise price of outstanding options is $29.41.

(2) Excludes 976,609 exercised options and vested shares, which are not available for re-issuance.

Dividend Policy

Our board of directors sets our dividend policy. We do not currently pay regular dividends on our Common Stock; however, our board of directors may determine in the future to declare or pay dividends on our Common Stock. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors may consider relevant.

Item 6. Selected Financial Data.

The following selected financial data should be read in conjunction with the audited consolidated financial statements.

	Years Ended December 31,				
	2009	2008	2007	2006	2005
INCOME STATEMENT DATA:					
(In thousands, except per share data)					
Revenues:					
Income recognized on finance receivables, net	$ 215,612	$ 206,486	$ 184,705	$ 163,357	$ 134,674
Commissions	65,479	56,789	36,043	24,965	13,851
Total revenues	281,091	263,275	220,748	188,322	148,525
Operating expenses:					
Compensation and employee services	106,388	88,073	69,022	58,142	44,332
Legal and agency fees and costs	46,978	52,869	40,187	33,318	25,346
Outside fees and services	9,570	8,883	7,287	6,821	4,619
Communications	14,773	10,304	8,531	5,876	4,424
Rent and occupancy	4,761	3,908	3,105	2,276	2,101
Other operating expenses	8,799	6,977	5,915	4,758	3,424
Depreciation and amortization	9,213	7,424	5,517	5,131	4,679
Total operating expenses	200,482	178,438	139,564	116,322	88,925
Income from operations	80,609	84,837	81,184	72,000	59,600
Interest income	3	60	419	584	611
Interest expense	(7,909)	(11,151)	(3,704)	(378)	(280)
Income before income taxes	72,703	73,746	77,899	72,206	59,931
Provision for income taxes	28,397	28,384	29,658	27,716	23,159
Net income	$ 44,306	$ 45,362	$ 48,241	$ 44,490	$ 36,772
Net income per share					
Basic	$ 2.87	$ 2.98	$ 3.08	$ 2.80	$ 2.35
Diluted	$ 2.87	$ 2.97	$ 3.06	$ 2.77	$ 2.28
Weighted average shares					
Basic	15,420	15,229	15,646	15,911	15,642
Diluted	15,455	15,292	15,779	16,082	16,149
OPERATING AND OTHER FINANCIAL DATA:					
(Dollars in thousands)					
Cash collections and commissions [1]	$ 433,482	$ 383,488	$ 298,209	$ 261,357	$ 205,226
Operating expenses to cash collections and commissions	46%	47%	47%	45%	43%
Return on equity [2]	14%	17%	20%	20%	21%
Acquisitions of finance receivables, at cost [3]	$ 288,889	$ 280,336	$ 263,809	$ 112,406	$ 149,645
Acquisitions of finance receivables, at face value	$ 8,109,694	$ 4,588,234	$ 11,113,830	$ 7,788,158	$ 5,307,918
Employees at period end:					
Total employees	2,213	2,032	1,677	1,291	1,110
Ratio of collection personnel to total employees [4]	86%	87%	88%	88%	88%

(1) Includes both cash collected on finance receivables and commission fees earned during the relevant period.
(2) Calculated by dividing net income for each year by average monthly stockholders' equity for the same year.
(3) Represents cash paid for finance receivables. It does not include certain capitalized costs or purchase price refunded by the seller due to the return of non-compliant accounts (also defined as buybacks). Non-compliant refers to the contractual representations and warranties provided for in the purchase and sale contract between the seller and us. These representations and warranties from the sellers generally cover account holders' death or bankruptcy and accounts settled or disputed prior to sale. The seller can replace or repurchase these accounts.
(4) Includes all collectors and all first-line collection supervisors at December 31.

Below is listed certain key balance sheet data for the periods presented:

	As of December 31,				
	2009	2008	2007	2006	2005
(Dollars in thousands)					
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 20,265	$ 13,901	$ 16,730	$ 25,101	$ 15,985
Finance receivables, net	693,462	563,830	410,297	226,447	193,645
Total assets	794,433	657,840	476,307	293,378	247,772
Long-term debt	1,499	-	-	690	1,152
Total debt, including obligations under capital lease and line of credit	320,799	268,305	168,103	932	16,535
Total stockholders' equity	335,480	283,863	235,280	247,278	195,322

Below is listed the quarterly consolidated income statements for the years ended December 31, 2009 and 2008:

	For the Quarter Ended							
	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008
(In thousands, except per share data)								
INCOME STATEMENT DATA:								
Revenues:								
Income recognized on finance receivables, net	$ 55,962	$ 54,336	$ 54,038	$ 51,276	$ 48,073	$ 52,738	$ 53,047	$ 52,628
Commissions	17,254	14,229	17,069	16,927	18,898	15,848	10,567	11,476
Total revenues	73,216	68,565	71,107	68,203	66,971	68,586	63,614	64,104
Operating expenses:								
Compensation and employee services	26,447	26,844	26,434	26,663	23,091	22,983	20,872	21,127
Legal and agency fees and costs	12,518	11,296	11,047	12,118	13,340	14,386	12,892	12,252
Outside fees and services	2,716	2,284	2,459	2,111	2,012	2,323	2,226	2,321
Communications	3,616	3,472	4,213	3,472	2,769	2,263	2,403	2,869
Rent and occupancy	1,245	1,270	1,163	1,082	1,078	1,123	869	838
Other operating expenses	2,234	2,341	2,236	1,988	2,114	1,912	1,595	1,356
Depreciation and amortization	2,339	2,269	2,330	2,275	2,285	2,162	1,507	1,470
Total operating expenses	51,115	49,776	49,882	49,709	46,689	47,152	42,364	42,233
Income from operations	22,101	18,789	21,225	18,494	20,282	21,434	21,250	21,871
Interest income	-	-	-	3	9	17	3	30
Interest expense	(2,018)	(1,964)	(1,949)	(1,978)	(2,936)	(3,066)	(2,649)	(2,499)
Income before income taxes	20,083	16,825	19,276	16,519	17,355	18,385	18,604	19,402
Provision for income taxes	7,667	6,729	7,554	6,447	6,746	6,930	7,178	7,530
Net income	$ 12,416	$ 10,096	$ 11,722	$ 10,072	$ 10,609	$ 11,455	$ 11,426	$ 11,872
Net income per share								
Basic	$ 0.80	$ 0.65	$ 0.76	$ 0.66	$ 0.69	$ 0.75	$ 0.75	$ 0.78
Diluted	$ 0.80	$ 0.65	$ 0.76	$ 0.66	$ 0.69	$ 0.75	$ 0.75	$ 0.78
Weighted average shares								
Basic	15,505	15,466	15,377	15,334	15,283	15,267	15,193	15,170
Diluted	15,531	15,502	15,415	15,367	15,329	15,336	15,268	15,237

Below is listed the quarterly consolidated balance sheets for the years ended December 31, 2009 and 2008:

	Quarter Ended							
	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008
(Dollars in thousands)								
BALANCE SHEET DATA:								
Assets								
Cash and cash equivalents	$ 20,265	$ 19,874	$ 15,661	$ 16,549	$ 13,901	$ 28,006	$ 16,333	$ 16,816
Finance receivables, net	693,462	660,879	624,592	576,600	563,830	535,430	515,367	477,754
Accounts receivable, net	9,169	6,909	7,315	8,617	8,278	6,692	3,650	3,926
Property and equipment, net	21,864	22,093	22,112	23,106	23,884	23,354	17,332	16,631
Income taxes receivable	4,460	5,893	4,213	3,289	3,587	3,715	3,539	2,791
Goodwill	29,299	29,299	28,815	27,646	27,546	28,058	18,620	18,620
Intangible assets, net	10,756	11,425	12,093	12,761	13,429	13,747	4,322	4,684
Other assets	5,158	3,310	4,037	3,755	3,385	2,559	2,125	1,997
Total assets	$ 794,433	$ 759,682	$ 718,838	$ 672,323	$ 657,840	$ 641,561	$ 581,288	$ 543,219
Liabilities and Stockholders' Equity								
Liabilities								
Accounts payable	$ 4,108	$ 3,957	$ 3,281	$ 3,622	$ 3,438	$ 4,527	$ 4,630	$ 4,008
Accrued expenses	4,506	3,463	4,797	3,544	4,314	5,294	4,647	4,499
Accrued payroll and bonuses	11,633	11,294	7,783	6,696	9,850	9,605	4,833	4,818
Deferred tax liability	117,206	110,333	102,001	94,118	88,070	81,350	72,577	64,661
Line of credit	319,300	306,300	289,800	266,300	268,300	267,300	234,300	216,800
Long-term debt	1,499	1,663	1,824	1,983	-	-	-	-
Obligations under capital lease	-	-	-	-	5	23	45	70
Derivative instrument	701	566	215	362				
Total liabilities	458,953	437,576	409,701	376,625	373,977	368,099	321,032	294,856
Stockholders' equity								
Common stock	155	155	154	153	153	153	152	152
Additional paid in capital	82,400	81,358	78,274	76,647	74,574	74,873	73,121	72,654
Retained earnings	253,353	240,939	230,841	219,119	209,047	198,436	186,983	175,557
Accumulated other comprehensive income/(loss), net of taxes	(428)	(346)	(132)	(221)	89	-	-	-
Total stockholders' equity	335,480	322,106	309,137	295,698	283,863	273,462	260,256	248,363
Total liabilities and stockholders' equity	$ 794,433	$ 759,682	$ 718,838	$ 672,323	$ 657,840	$ 641,561	$ 581,288	$ 543,219

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Our business revolves around the detection, collection and processing of both unpaid and normal-course accounts receivable originally owed to credit grantors, governments, retailers and others. The results of operations include the financial results of Portfolio Recovery Associates, Inc. and all of our subsidiaries who are all in the accounts receivable management business. Under the guidance of the FASB ASC Topic 280 "Segment Reporting" ("ASC 280"), we have determined that we have several operating segments that meet the aggregation criteria of ASC 280, and therefore, we have one reportable segment, accounts receivable management, based on similarities among the operating units including homogeneity of services, service delivery methods and use of technology.

The following table sets forth certain operating data in dollars and as a percentage of total revenues for the years ended December 31, 2009, 2008 and 2007:

(Dollars in thousands)		2009			2008			2007	
Revenues:									
Income recognized on finance receivables, net	$	215,612	76.7%	$	206,486	78.4%	$	184,705	83.7%
Commissions		65,479	23.3		56,789	21.6		36,043	16.3
Total revenues		281,091	100.0		263,275	100.0		220,748	100.0
Operating expenses:									
Compensation and employee services		106,388	37.8		88,073	33.5		69,022	31.3
Legal and agency fees and costs		46,978	16.7		52,869	20.1		40,187	18.2
Outside fees and services		9,570	3.4		8,883	3.4		7,287	3.3
Communications		14,773	5.3		10,304	3.9		8,531	3.9
Rent and occupancy		4,761	1.7		3,908	1.4		3,105	1.4
Other operating expenses		8,799	3.1		6,977	2.7		5,915	2.6
Depreciation and amortization		9,213	3.3		7,424	2.8		5,517	2.5
Total operating expenses		200,482	71.3		178,438	67.8		139,564	63.2
Income from operations		80,609	28.7		84,837	32.2		81,184	36.8
Interest income		3	0.0		60	0.0		419	0.2
Interest expense		(7,909)	(2.8)		(11,151)	(4.2)		(3,704)	(1.7)
Income before income taxes		72,703	25.9		73,746	28.0		77,899	35.3
Provision for income taxes		28,397	10.1		28,384	10.8		29,658	13.4
Net income	$	44,306	15.8%	$	45,362	17.2%	$	48,241	21.9%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Total revenues were $281.1 million for the year ended December 31, 2009, an increase of $17.8 million or 6.8% compared to total revenues of $263.3 million for the year ended December 31, 2008.

Income Recognized on Finance Receivables, net

Income recognized on finance receivables, net was $215.6 million for the year ended December 31, 2009, an increase of $9.1 million or 4.4% compared to income recognized on finance receivables, net of $206.5 million for the year ended December 31, 2008. The increase was primarily due to an increase in our cash collections on our owned defaulted consumer receivables to $368.0 million for the year ended December 31, 2009 compared to $326.7 million for the year ended December 31, 2008, an increase of $41.3 million or 12.6%. This was offset by an increase in our finance receivables amortization rate, including the allowance charge, to 41.4% for the year ended December 31, 2009 compared to 36.8% for the year ended December 31, 2008. During the year ended December 31, 2009, we acquired defaulted consumer receivables portfolios with an aggregate face value amount of $8.1 billion at a cost of $288.9 million. During the year ended December 31, 2008, we acquired defaulted consumer receivable portfolios with an aggregate face value of $4.6 billion at a cost of $280.3 million. In any period, we acquire defaulted consumer receivables that can vary dramatically in their age, type and ultimate collectibility. We may pay significantly different purchase rates for purchased receivables within any period as a result of this quality fluctuation. In addition, market forces can drive pricing rates up or down in any period, irrespective of other quality fluctuations. As a result, the average purchase rate paid for any given period can fluctuate dramatically based on our particular buying activity in that period. However, regardless of the average purchase price and for similar time frames, we intend to target a similar internal rate of return, after direct expenses, in pricing our portfolio acquisitions; therefore, the absolute rate paid is not necessarily relevant to estimated profitability of a period's buying.

Income recognized on finance receivables, net is shown net of changes in valuation allowances recognized under FASB ASC Topic 310-30 "Loans and Debt Securities Acquired with Deteriorated Credit Quality" ("ASC 310-30"), which requires that a valuation allowance be recorded for significant decreases in expected cash flows or change in timing of cash flows which would otherwise require a reduction in the stated yield on a pool of accounts. For the year ended December 31, 2009, we recorded net allowance charges of $27,635,000. For the year ended December 31, 2008, we recorded net allowance charges of $19,390,000. In any given period, we may be required to record valuation allowances due to pools of receivables underperforming our expectations. Factors that may contribute to the recording of valuation allowances may include both internal as well as external factors. External factors which may have an impact on the collectability, and subsequently to the overall profitability of purchased pools of defaulted consumer receivables would include: overall market pricing for pools of consumer receivables (which is driven by both supply and demand), new laws or regulations relating to collections, new interpretations of existing laws or regulations, and the overall condition of the economy. Internal factors which may have an impact on the collectability, and subsequently the overall profitability of purchased pools of defaulted consumer receivables would include: necessary revisions to initial and post-acquisition scoring and modeling estimates, non-optimal operational activities (which relates to the collection and movement of accounts on both our collection floor and external channels), as well as decreases in productivity related to turnover and tenure of our collection staff. Due to the extraordinary deterioration of the U.S. economy beginning in the fourth quarter of 2008, our collection efforts have become more challenging, which has exacerbated the typical effects of these external and internal factors. These combined factors have contributed to the valuation allowances that we have recorded during the year ended December 31, 2009.

Commissions

Commissions were $65.5 million for the year ended December 31, 2009, an increase of $8.7 million or 15.3% compared to commissions of $56.8 million for the year ended December 31, 2008. Commissions grew as a result of the acquisitions of MuniServices on July 1, 2008 and BPA on August 1, 2008, as well as an increase in revenue generated by our RDS government processing and collection business, partially offset by a decrease in revenue generated by our IGS fee-for-service business and our Anchor contingent fee business, which ceased operations in the second quarter of 2008, as compared to the prior year period.

Operating Expenses

Total operating expenses were $200.5 million for the year ended December 31, 2009, an increase of $22.1 million or 12.4% compared to total operating expenses of $178.4 million for the year ended December 31, 2008. Total operating expenses were 46.3% of cash receipts for the year ended December 31, 2009 compared with 46.5% for the same period in 2008.

Compensation and Employee Services

Compensation and employee services expenses were $106.4 million for the year ended December 31, 2009, an increase of $18.3 million or 20.8% compared to compensation and employee services expenses of $88.1 million for the year ended December 31, 2008. This increase is mainly due to the acquisition of MuniServices on July 1, 2008, as well as an overall increase in our owned portfolio collection staff. In addition, in conjunction with the renewal of their employment agreements, our Named Executive Officers and other senior executives were awarded nonvested shares which vested on January 1, 2009. As a result of the vesting of these shares, we recorded stock-based compensation expense in connection with these shares, in the amount of approximately $1.4 million during the first quarter of 2009. Also, we reversed $1.2 million of estimated share-based compensation costs in the third quarter of 2008, that had been accrued in 2007 and 2008 relating to the 2007 Long Term Incentive Program. Compensation and employee services expenses increased as total employees grew 8.9% to 2,213 as of December 31, 2009 from 2,032 as of December 31, 2008. Additionally, existing employees received normal salary increases. Compensation and employee services expenses as a percentage of cash receipts increased to 24.5% for the year ended December 31, 2009 from 23.0% of cash receipts for the same period in 2008.

Legal and Agency Fees and Costs

Legal and agency fees and costs expenses were $47.0 million for the year ended December 31, 2009, a decrease of $5.9 million or 11.2% compared to legal and agency fees and costs of $52.9 million for the year ended December 31, 2008. Of the $5.9 million decrease, $5.5 million was attributable to a decrease in legal fees and costs incurred resulting from accounts referred to both our in house attorneys and outside third-party contingent fee attorneys. The remaining $0.4 million decrease was attributable to a decrease in agency fees mainly incurred by our IGS subsidiary. Total outside legal expenses paid to third-party contingent fee attorneys for the year ended December 31, 2009 were 42.3% of legal cash collections generated by contingent fee attorneys compared to 39.4% for the year ended December 31, 2008. Outside legal fees and costs paid to independent contingent fee attorneys decreased from $33.3 million for the year ended December 31, 2008 to $27.6 million, a decrease of $5.7 million or 17.1%, for the year ended December 31, 2009. Additionally, as disclosed previously, we also effectuate legal collections using our own in-house attorneys. Total legal expenses incurred by our in-house attorneys for the year ended December 31, 2009 were 17.5% of legal cash collections generated by our in-house attorneys compared to 41.4% for the year ended December 31, 2008. Legal fees and costs incurred by our in-house attorneys increased from $3.5 million for the year ended December 31, 2008 to $3.8 million, an increase of $0.3 million or 8.6%, for the year ended December 31, 2009.

Outside Fees and Services

Outside fees and services expenses were $9.6 million for the year ended December 31, 2009, an increase of $0.7 million or 7.9% compared to outside legal and other fees and services expenses of $8.9 million for the year ended December 31, 2008. The $0.7 million increase was attributable to an increase in other outside fees and services and corporate legal and accounting.

Communications

Communications expenses were $14.8 million for the year ended December 31, 2009, an increase of $4.5 million or 43.7% compared to communications expenses of $10.3 million for the year ended December 31, 2008. The increase was mainly due to a growth in mailings due to an increase in special letter campaigns which increased by $4.3 million for the year ended December 31, 2009 when compared to the year ago period. The remaining increase was attributable to higher telephone expenses driven by a greater number of defaulted consumer receivables to work, as well as a significant expansion of our automated dialer seats and related calls that are generated by the dialer. Mailings were responsible for 95.6% or $4.3 million of this increase, while the remaining 4.4% or $0.2 million was attributable to increased call volumes.

Rent and Occupancy

Rent and occupancy expenses were $4.8 million for the year ended December 31, 2009, an increase of $0.9 million or 23.1% compared to rent and occupancy expenses of $3.9 million for the year ended December 31, 2008. The increase was primarily due to the acquisition of MuniServices on July 1, 2008 and the relocation of our IGS business to another location during 2009, as well as increased utility charges.

Other Operating Expenses

Other operating expenses were $8.8 million for the year ended December 31, 2009, an increase of $1.8 million or 25.7% compared to other operating expenses of $7.0 million for the year ended December 31, 2008. The increase was due to increases in various expenses mainly as a result of the addition of MuniServices and BPA when compared to the prior year period. No individual item represents a significant portion of the overall increase.

Depreciation and Amortization

Depreciation and amortization expenses were $9.2 million for the year ended December 31, 2009, an increase of $1.8 million or 24.3% compared to depreciation and amortization expenses of $7.4 million for the year ended December 31, 2008. The increase is mainly due to additional expenses incurred related to the depreciation and amortization of the tangible and intangible assets acquired in the acquisition of MuniServices and the acquisition of the assets of BPA on August 1, 2008. Additional increases are the result of continued capital expenditures on equipment, software and computers related to our growth and systems upgrades.

Interest Income

Interest income was $3,000 for the year ended December 31, 2009, a decrease of $57,000 or 95.0% compared to interest income of $60,000 for the year ended December 31, 2008. This decrease is mainly due to lower average invested cash and cash equivalents balances during the year ended December 31, 2009 compared to the same period in 2008.

Interest Expense

Interest expense was $7.9 million for the year ended December 31, 2009, a decrease of $3.3 million compared to interest expense of $11.2 million for the year ended December 31, 2008. The decrease was mainly due to a decrease in our weighted average variable interest rate which decreased to 2.62% for the year ended December 31, 2009 as compared to 4.60% for the year ended December 31, 2008, partially offset by an increase in our average borrowings for the year ended December 31, 2009 compared to the same period in 2008.

Provision for Income Taxes

Income tax expense was $28.4 million for the years ended December 31, 2009 and 2008. Pre-tax income for the year ending December 31, 2009 decreased by $1.0 million as compared to the year ending December 31, 2008; however, income tax expense remained the same due to the impact of permanent items, state tax credits and prior year true-up which resulted in a lower effective tax rate for the year ending December 31, 2008 when compared to the same period in 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Total revenues were $263.3 million for the year ended December 31, 2008, an increase of $42.6 million or 19.3% compared to total revenues of $220.7 million for the year ended December 31, 2007.

Income Recognized on Finance Receivables, net

Income recognized on finance receivables, net was $206.5 million for the year ended December 31, 2008, an increase of $21.8 million or 11.8% compared to income recognized on finance receivables, net of $184.7 million for the year ended December 31, 2007. The increase was due to an increase in our cash collections on our owned defaulted consumer receivables to $326.7 million for the year ended December 31, 2008 compared to $262.2 million for the year ended December 31, 2007, an increase of $64.5 million or 24.6%. This was offset by an increase in our finance receivables amortization rate, including the allowance charge, to 36.8% for the year ended December 31, 2008 compared to 29.6% for the year ended December 31, 2007. During the year ended December 31, 2008, we acquired defaulted consumer receivables portfolios with an aggregate face value amount of $4.6 billion at a cost of $280.3 million. During the year ended December 31, 2007, we acquired defaulted consumer receivable portfolios with an aggregate face value of $11.1 billion at a cost of $263.8 million. In any period, we acquire defaulted consumer receivables that can vary dramatically in their age, type and ultimate collectibility. We may pay significantly different purchase rates for purchased receivables within any period as a result of this quality fluctuation. In addition, market forces can drive pricing rates up or down in any period, irrespective of other quality fluctuations. As a result, the average purchase rate paid for any given period can fluctuate dramatically based on our particular buying activity in that period. However, regardless of the average purchase price and for similar time frames, we intend to target a similar internal rate of return, after direct expenses, in pricing our portfolio acquisitions; therefore, the absolute rate paid is not necessarily relevant to estimated profitability of a period's buying.

Income recognized on finance receivables, net is shown net of changes in valuation allowances recognized under ASC 310-30, which requires that a valuation allowance be recorded for significant decreases in expected cash flows or change in timing of cash flows which would otherwise require a reduction in the stated yield on a pool of accounts. For the year ended December 31, 2008, we recorded net allowance charges of $19,390,000. For the year ended December 31, 2007, we recorded net allowance charges of $2,930,000. In any given period, we may be required to record valuation allowances due to pools of receivables underperforming our expectations. Factors that may contribute to the recording of valuation allowances may include both internal as well as external factors. External factors which may have an impact on the collectability, and subsequently to the overall profitability of purchased pools of defaulted consumer receivables would include: overall market pricing for pools of consumer receivables (which is driven by both supply and demand), new laws or regulations relating to collections, new interpretations of existing laws or regulations, and the overall condition of the economy. Internal factors which may have an impact on the collectability, and subsequently the overall profitability of purchased pools of defaulted consumer receivables would include: necessary revisions to initial and post-acquisition scoring and modeling estimates, non-optimal operational activities (which relates to the collection and movement of accounts on both our collection floor and external channels), as well as decreases in productivity related to turnover and tenure of our collection staff. Due to the extraordinary deterioration of the U.S. economy beginning in the fourth quarter of 2008, our collection efforts have become more challenging, which has exacerbated the typical effects of these external and internal factors. These combined factors have contributed to the valuation allowances that we have recorded during the year ended December 31, 2008.

Commissions

Commissions were $56.8 million for the year ended December 31, 2008, an increase of $20.8 million or 57.8% compared to commissions of $36.0 million for the year ended December 31, 2007. Commissions grew as a result of the acquisition of MuniServices, LLC ("MuniServices") on July 1, 2008, as well as increases in revenue generated by our IGS fee-for-service business and RDS government processing and collection business, partially offset by a decrease in our Anchor contingent fee business, which ceased operations during the second quarter of 2008, as compared to the prior year period.

Operating Expenses

Total operating expenses were $178.4 million for the year ended December 31, 2008, an increase of $38.8 million or 27.8% compared to total operating expenses of $139.6 million for the year ended December 31, 2007. Total operating expenses were 46.5% of cash receipts for the year ended December 31, 2008 compared with 46.8% for the same period in 2007.

Compensation and Employee Services

Compensation and employee services expenses were $88.1 million for the year ended December 31, 2008, an increase of $19.1 million or 27.7% compared to compensation and employee services expenses of $69.0 million for the year ended December 31, 2007. This increase is mainly due to the acquisition of MuniServices as well as an overall increase in our owned portfolio collection staff. This increase was offset by a reversal or decrease of $1.2 million during 2008 of estimated share-based compensation costs that had been accrued in 2007 related to the 2007 Long Term Incentive Programs because the achievement of the performance targets of the program were unlikely to be achieved. Compensation and employee services expenses increased as total employees grew from 1,677 at December 31, 2007 to 2,032 at December 31, 2008. Additionally, existing employees received normal salary increases. Compensation and employee services expenses as a percentage of cash receipts decreased to 23.0% for the year ended December 31, 2008 from 23.2% of cash receipts for the same period in 2007.

Legal and Agency Fees and Costs

Legal and agency fees and costs expenses were $52.9 million for the year ended December 31, 2008, an increase of $12.7 million or 31.6% compared to legal and agency fees and costs of $40.2 million for the year ended December 31, 2007. Of the $12.7 million increase, $6.1 million was attributable to an increase in legal fees and costs incurred resulting from accounts referred to both our in house attorneys and outside third-party contingent fee attorneys. The remaining $6.6 million increase was attributable to an increase in agency fees mainly incurred by our IGS subsidiary. Total outside legal expenses paid to independent contingent fee attorneys for the year ended December 31, 2008 were 39.4% of legal cash collections generated by independent contingent fee attorneys compared to 34.6% for the year ended December 31, 2007. Outside legal fees and costs paid to third-party contingent fee attorneys increased from $29.1 million for the year ended December 31, 2007 to $33.3 million, an increase of $4.2 million or 14.4%, for the year ended December 31, 2008. Additionally, as disclosed previously, we also effectuate legal collections using our own in-house attorneys. Total legal expenses incurred by our in-house attorneys for the year ended December 31, 2008 were 41.4% of legal cash collections generated by our in-house attorneys compared to 29.0% for the year ended December 31, 2007. Legal fees and costs incurred by our in-house attorneys increased from $1.6 million for the year ended December 31, 2007 to $3.5 million, an increase of $1.9 million or 118.8%, for the year ended December 31, 2008.

Outside Fees and Services

Outside fees and services expenses were $8.9 million for the year ended December 31, 2008, an increase of $1.6 million or 21.9% compared to outside legal and other fees and services expenses of $7.3 million for the year ended December 31, 2007. The $1.6 million increase was attributable to an increase in other outside fees and services and corporate legal and accounting.

Communications

Communications expenses were $10.3 million for the year ended December 31, 2008, an increase of $1.8 million or 21.2% compared to communications expenses of $8.5 million for the year ended December 31, 2007. The increase was attributable to growth in mailings and higher telephone expenses driven by a greater number of defaulted consumer receivables to work, as well as a significant expansion of our automated dialer seats and related calls that are generated by the dialer. Mailings were responsible for 54.8% or $1.0 million of this increase, while the remaining 45.2% or $0.8 million was attributable to increased call volumes.

Rent and Occupancy

Rent and occupancy expenses were $3.9 million for the year ended December 31, 2008, an increase of $0.8 million or 25.8% compared to rent and occupancy expenses of $3.1 million for the year ended December 31, 2007. The increase was primarily due to the expansion of space in our Norfolk, Virginia administrative and executive facility and the acquisition of MuniServices, as well as increased utility charges. The new Norfolk, Virginia administrative and executive facility accounted for $355,000 of the increase, the MuniServices location accounted for $293,000 of the increase and other occupancy charges accounted for $253,000 of the increase. In addition, there was a decrease of $74,000 in storage and other facility charges.

Other Operating Expenses

Other operating expenses were $7.0 million for the year ended December 31, 2008, an increase of $1.1 million or 18.6% compared to other operating expenses of $5.9 million for the year ended December 31, 2007. The increase was due to increases in travel and meals, miscellaneous expenses, repairs and maintenance, dues and subscriptions and other expenses as well as decreases in taxes (non-income), fees and licenses and hiring expenses. Travel and meals increased by $201,000, miscellaneous expenses increased by $268,000, repairs and maintenance increased by $508,000, dues and subscriptions increased by $125,000 and other expenses increased by $75,000. Taxes (non-income), fees and licenses decreased by $37,000 and hiring expenses decreased by $77,000.

Depreciation and Amortization

Depreciation and amortization expenses were $7.4 million for the year ended December 31, 2008, an increase of $1.9 million or 34.5% compared to depreciation and amortization expenses of $5.5 million for the year ended December 31, 2007. The increase is mainly due to capital purchases in our administrative and executive facility in Norfolk, Virginia as well as additional expense incurred related to the amortization of intangible assets in the acquisition of MuniServices on July 1, 2008, and the acquisition of the assets of Broussard Partners and Associates, Inc. ("BPA") on August 1, 2008. Additional increases are the result of continued capital expenditures on equipment, software and computers related to our growth and systems upgrades.

Interest Income

Interest income was $60,000 for the year ended December 31, 2008, a decrease of $359,000 or 85.7% compared to interest income of $419,000 for the year ended December 31, 2007. This decrease is mainly due to lower average invested cash and cash equivalents balances during the year ended December 31, 2008 compared to the same period in 2007.

Interest Expense

Interest expense was $11.2 million for the year ended December 31, 2008, an increase of $7.5 million compared to interest expense of $3.7 million for the year ended December 31, 2007. The increase is mainly due to a significant increase in outstanding borrowings on our line of credit during the year ended December 31, 2008 compared to the same period in 2007. The increase was offset by a decrease in our weighted average interest rate which decreased to 4.60% for the year ended December 31, 2008 as compared to 6.64% for the year ended December 31, 2007.

Provision for Income Taxes

Income tax expense was $28.4 million for the year ended December 31, 2008, a decrease of $1.3 million or 4.4% compared to income tax expense of $29.7 million for the year ended December 31, 2007. The decrease is mainly due to a 5.4% decrease in pre-tax income, down from $77.9 million in 2007, to $73.7 million in 2008, offset by a slight increase in the effective tax rate from 38.1% for the year ended December 31, 2007 to 38.5% for the year ended December 31, 2008. The higher effective tax rate was due mainly to more state tax credits generated during the year ended December 31, 2007 as compared to the same period in 2008.

Supplemental Performance Data

Owned Portfolio Performance:

The following tables show certain data related to our owned portfolio. These tables describe the purchase price, cash collections and related multiples. Further, these tables disclose our entire portfolio, the portfolio of purchased bankrupt accounts and our entire portfolio less the impact of our purchased bankrupt accounts. The accounts represented in the purchased bankruptcy tables are those portfolios of accounts that were bankrupt at the time of purchase. This contrasts with accounts that file bankruptcy after we purchase them.

The purchase price multiples for 2005 through 2008 described in the table below are lower than historical multiples in previous years. This trend is primarily, but not entirely related to pricing competition. When competition increases, and or supply decreases so that pricing becomes negatively impacted on a relative basis (total lifetime collections in relation to purchase price), internal rates of return ("IRRs") tend to trend lower. This was the situation during 2005-2007 and this situation also extended into 2008 to the extent that deals purchased in 2008 were part of forward flow agreements priced in earlier periods.

Additionally, however, the way we initially book newly acquired pools of accounts and how we forecast future estimated collections for any given portfolio of accounts has evolved over the years due to a number of factors including the current economic situation. Since our revenue recognition under ASC 310-30 is driven by both the ultimate magnitude of estimated lifetime collections, as well as the timing of those collections, we have progressed towards booking new portfolio purchases using a higher confidence level for both collection amount and pace. Subsequent to the initial booking, as we gain collection experience and comfort with a pool of accounts, we continuously update estimated remaining collections ("ERC") as time goes on. Since our inception, these processes have tended to cause the ratio of collections to purchase price multiple for any given year of buying to gradually increase over time. As a result, our estimate of lifetime collections to purchase price has shown relatively steady increases as pools have aged. Thus, all factors being equal in terms of pricing, one would naturally tend to see a higher collection to purchase price ratio from a pool of accounts that was six years from purchase than a pool that was just two years from purchase.

To the extent that lower purchase price multiples are the ultimate result of more competitive pricing and lower IRRs, this will generally lead to higher amortization rates (payments applied to principal as a percentage of cash collections), lower operating margins and ultimately lower profitability. As portfolio pricing becomes more favorable on a relative basis, our profitability will tend to expand. It is important to consider, however, that to the extent we can improve our collection operations by extracting additional cash from a discreet quantity and quality of accounts, and/or by extracting cash at a lower cost structure, we can put upward pressure on the collection to purchase price ratio and also on our operating margins. During 2008 and 2009, we made significant enhancements in our analytical abilities, management personnel and automated dialing capabilities, all with the intent to collect more cash at lower cost.

Information about our owned portfolios as of December 31, 2009 is as follows:

Entire Portfolio ($ in thousands)

Purchase Period	Purchase Price [1]	Life to Date Reserve Allowance [2]	Percentage of Reserve Allowance to Purchase Price [3]	Unamortized Purchase Price Balance at December 31, 2009 [4]	Percentage of Reserve Allowance to Unamortized Purchase Price and Reserve Allowance [5]	Actual Cash Collections Including Cash Sales	Estimated Remaining Collections [6]	Total Estimated Collections [7]	Total Estimated Collections to Purchase Price [8]
1996	$3,080	$0	0%	$0	0%	$9,976	$80	$10,056	326%
1997	$7,685	$0	0%	$0	0%	$24,905	$211	$25,116	327%
1998	$11,089	$0	0%	$0	0%	$36,226	$511	$36,737	331%
1999	$18,898	$0	0%	$0	0%	$66,026	$1,465	$67,491	357%
2000	$25,020	$0	0%	$3	0%	$108,053	$3,445	$111,498	446%
2001	$33,481	$0	0%	$0	0%	$162,251	$2,264	$164,515	491%
2002	$42,325	$0	0%	$0	0%	$178,053	$3,411	$181,464	429%
2003	$61,449	$0	0%	$236	0%	$233,029	$7,845	$240,874	392%
2004	$59,179	$1,385	2%	$1,246	53%	$168,689	$12,508	$181,197	306%
2005	$143,173	$9,940	7%	$36,278	22%	$246,918	$70,759	$317,677	222%
2006	$107,743	$12,370	11%	$40,522	23%	$146,473	$76,853	$223,326	207%
2007	$258,357	$10,815	4%	$149,434	7%	$252,079	$262,028	$514,107	199%
2008	$275,213	$16,745	6%	$199,519	8%	$169,253	$372,034	$541,287	197%
2009	$285,834	$0	0%	$266,224	0%	$57,339	$602,032	$659,371	231%

Purchased Bankruptcy Portfolio ($ in thousands)

Purchase Period	Purchase Price[1]	Life to Date Reserve Allowance [2]	Percentage of Reserve Allowance to Purchase Price [3]	Unamortized Purchase Price Balance at December 31, 2009 [4]	Percentage of Reserve Allowance to Unamortized Purchase Price and Reserve Allowance [5]	Actual Cash Collections Including Cash Sales	Estimated Remaining Collections [6]	Total Estimated Collections [7]	Total Estimated Collections to Purchase Price [8]
1996	$0	$0	0%	$0	0%	$0	$0	$0	0%
1997	$0	$0	0%	$0	0%	$0	$0	$0	0%
1998	$0	$0	0%	$0	0%	$0	$0	$0	0%
1999	$0	$0	0%	$0	0%	$0	$0	$0	0%
2000	$0	$0	0%	$0	0%	$0	$0	$0	0%
2001	$0	$0	0%	$0	0%	$0	$0	$0	0%
2002	$0	$0	0%	$0	0%	$0	$0	$0	0%
2003	$0	$0	0%	$0	0%	$0	$0	$0	0%
2004	$7,469	$1,285	17%	$31	98%	$13,981	$91	$14,072	188%
2005	$29,302	$800	3%	$1,323	38%	$41,373	$1,821	$43,194	147%
2006	$17,643	$1,480	8%	$911	62%	$25,983	$3,153	$29,136	165%
2007	$78,933	$110	0%	$45,658	0%	$56,451	$59,821	$116,272	147%
2008	$108,614	$0	0%	$86,353	0%	$49,919	$133,126	$183,045	169%
2009	$159,007	$0	0%	$155,754	0%	$16,635	$323,718	$340,353	214%

Entire Portfolio less Purchased Bankruptcy Portfolio ($ in thousands)

Purchase Period	Purchase Price[1]	Life to Date Reserve Allowance [2]	Percentage of Reserve Allowance to Purchase Price [3]	Unamortized Purchase Price Balance at December 31, 2009 [4]	Percentage of Reserve Allowance to Unamortized Purchase Price and Reserve Allowance [5]	Actual Cash Collections Including Cash Sales	Estimated Remaining Collections [6]	Total Estimated Collections [7]	Total Estimated Collections to Purchase Price [8]
1996	$3,080	$0	0%	$0	0%	$9,976	$80	$10,056	326%
1997	$7,685	$0	0%	$0	0%	$24,905	$211	$25,116	327%
1998	$11,089	$0	0%	$0	0%	$36,226	$511	$36,737	331%
1999	$18,898	$0	0%	$0	0%	$66,026	$1,465	$67,491	357%
2000	$25,020	$0	0%	$3	0%	$108,053	$3,445	$111,498	446%
2001	$33,481	$0	0%	$0	0%	$162,251	$2,264	$164,515	491%
2002	$42,325	$0	0%	$0	0%	$178,053	$3,411	$181,464	429%
2003	$61,449	$0	0%	$236	0%	$233,029	$7,845	$240,874	392%
2004	$51,710	$100	0%	$1,215	8%	$154,708	$12,417	$167,125	323%
2005	$113,871	$9,140	8%	$34,955	21%	$205,545	$68,938	$274,483	241%
2006	$90,100	$10,890	12%	$39,611	22%	$120,490	$73,700	$194,190	216%
2007	$179,424	$10,705	6%	$103,775	9%	$195,628	$202,207	$397,835	222%
2008	$166,599	$16,745	10%	$113,166	13%	$119,334	$238,908	$358,242	215%
2009	$126,827	$0	0%	$110,470	0%	$40,704	$278,314	$319,018	252%

(1) Purchase price refers to the cash paid to a seller to acquire defaulted consumer receivables, plus certain capitalized costs, less the purchase price refunded by the seller due to the return of non-compliant accounts (also defined as buybacks). Non-compliant refers to the contractual representations and warranties provided for in the purchase and sale contract between the seller and us. These representations and warranties from the sellers generally cover account holders' death or bankruptcy and accounts settled or disputed prior to sale. The seller can replace or repurchase these accounts.

(2) Life to date reserve allowance refers to the total amount of allowance charges incurred on our owned portfolios net of any reversals.

(3) Percentage of reserve allowance to purchase price refers to the total amount of allowance charges incurred on our owned portfolios net of any reversals, divided by the purchase price.

(4) Unamortized purchase price balance refers to the purchase price less amortization over the life of the portfolio.

(5) Percentage of purchase price remaining unamortized refers to the amount of unamortized purchase price divided by the purchase price.

(6) Estimated remaining collections refers to the sum of all future projected cash collections on our owned portfolios.

(7) Total estimated collections refers to the actual cash collections, including cash sales, plus estimated remaining collections.

(8) Total estimated collections to purchase price refers to the total estimated collections divided by the purchase price.

The following table shows our net valuation allowances booked since we began accounting for our investment in finance receivables under the guidance of ASC 310-30.

($ in thousands)

Allowance Period [1]	1996-2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	Total
	Purchase Period										
Q1 05	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Q2 05	-	-	-	-	-	-	-	-	-	-	$ -
Q3 05	-	-	-	-	-	-	-	-	-	-	$ -
Q4 05	-	200	-	-	-	-	-	-	-	-	$ 200
Q1 06	-	-	-	-	-	175	-	-	-	-	$ 175
Q2 06	-	75	-	-	-	125	-	-	-	-	$ 200
Q3 06	-	200	-	-	-	75	-	-	-	-	$ 275
Q4 06	-	-	-	-	-	450	-	-	-	-	$ 450
Q1 07	-	(245)	-	-	-	610	-	-	-	-	$ 365
Q2 07	-	70	-	20	-	-	-	-	-	-	$ 90
Q3 07	-	50	-	150	320	660	-	-	-	-	$ 1,180
Q4 07	-	-	-	190	150	615	340	-	-	-	$ 1,295
Q1 08	-	-	-	120	650	910	1,105	-	-	-	$ 2,785
Q2 08	-	(140)	-	400	720	-	2,330	650	-	-	$ 3,960
Q3 08	-	(30)	-	(60)	60	325	1,135	2,350	-	-	$ 3,780
Q4 08	-	(75)	-	(325)	(140)	1,805	2,600	4,380	620	-	$ 8,865
Q1 09	-	(105)	-	(120)	35	1,150	910	2,300	2,050	-	$ 6,220
Q2 09	-	-	-	(230)	(220)	495	765	685	2,425	-	$ 3,920
Q3 09	-	-	-	(25)	(190)	1,170	1,965	340	4,750	-	$ 8,010
Q4 09	-	-	-	(120)	-	1,375	1,220	110	6,900	-	$ 9,485
Total	$ -	$ -	$ -	$ -	$ 1,385	$ 9,940	$ 12,370	$ 10,815	$ 16,745	$ -	$ 51,255
Purchase Price	$ 65,772	$ 33,481	$ 42,325	$ 61,449	$ 59,179	$ 143,173	$ 107,743	$ 258,357	$ 275,213	$ 285,834	$ 1,332,525

(1) Allowance period represents the quarter in which we recorded valuation allowances, net of any (reversals).

The following graph shows the purchase price of our owned portfolios by year beginning in 1996. The purchase price number represents the cash paid to the seller to acquire defaulted consumer receivables, plus certain capitalized costs, less the purchase price refunded by the seller due to the return of non-compliant accounts.



Portfolio Purchases by Year
($ in thousands)
$300,000
$280,000
$260,000
$240,000
$220,000
$200,000
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Purchased Non-BK
Purchased BK

We utilize a long-term approach to collecting our owned portfolios of receivables. This approach has historically caused us to realize significant cash collections and revenues from purchased portfolios of finance receivables years after they are originally acquired. As a result, we have in the past been able to temporarily reduce our level of current period acquisitions without a corresponding negative current period impact on cash collections and revenue.

The following tables, which exclude any proceeds from cash sales of finance receivables, demonstrates our ability to realize significant multi-year cash collection streams on our owned portfolios.

Cash Collections By Year, By Year of Purchase - Entire Portfolio

($ in thousands)

Purchase Period	Purchase Price	Cash Collection Period 1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	Total
1996	$ 3,080	$ 548	$ 2,484	$ 1,890	$ 1,348	$ 1,025	$ 730	$ 496	$ 398	$ 285	$ 210	$ 237	$ 102	$ 83	$ 78	$ 9,914
1997	7,685	-	2,507	5,215	4,069	3,347	2,630	1,829	1,324	1,022	860	597	437	346	215	$ 24,398
1998	11,089	-	-	3,776	6,807	6,398	5,152	3,948	2,797	2,200	1,811	1,415	882	616	397	$ 36,199
1999	18,898	-	-	-	5,138	13,069	12,090	9,598	7,336	5,615	4,352	3,032	2,243	1,533	1,328	$ 65,334
2000	25,020	-	-	-	-	6,894	19,498	19,478	16,628	14,098	10,924	8,067	5,202	3,604	3,198	$ 107,591
2001	33,481	-	-	-	-	-	13,048	28,831	28,003	26,717	22,639	16,048	10,011	6,164	5,299	$ 156,760
2002	42,325	-	-	-	-	-	-	15,073	36,258	35,742	32,497	24,729	16,527	9,772	7,444	$ 178,042
2003	61,449	-	-	-	-	-	-	-	24,308	49,706	52,640	43,728	30,695	18,818	13,135	$ 233,030
2004	59,179	-	-	-	-	-	-	-	-	18,019	46,475	40,424	30,750	19,339	13,677	$ 168,684
2005	143,173	-	-	-	-	-	-	-	-	-	18,968	75,145	69,862	49,576	33,366	$ 246,917
2006	107,743	-	-	-	-	-	-	-	-	-	-	22,971	53,192	40,560	29,749	$ 146,472
2007	258,357	-	-	-	-	-	-	-	-	-	-	-	42,263	115,011	94,805	$ 252,079
2008	275,213	-	-	-	-	-	-	-	-	-	-	-	-	61,277	107,974	$ 169,251
2009	285,834	-	-	-	-	-	-	-	-	-	-	-	-	-	57,338	$ 57,338
Total	$ 1,332,526	$ 548	$ 4,991	$ 10,881	$ 17,362	$ 30,733	$ 53,148	$ 79,253	$ 117,052	$ 153,404	$ 191,376	$ 236,393	$ 262,166	$ 326,699	$ 368,003	$ 1,852,009

Cash Collections By Year, By Year of Purchase – Purchased Bankruptcy Portfolio

($ in thousands)

Purchase Period	Purchase Price	Cash Collection Period 1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	Total
1996	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
1997	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	$ -
1998	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	$ -
1999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	$ -
2000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	$ -
2001	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	$ -
2002	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	$ -
2003	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	$ -
2004	7,469	-	-	-	-	-	-	-	-	743	4,554	3,956	2,777	1,455	496	$ 13,981
2005	29,302	-	-	-	-	-	-	-	-	-	3,777	15,500	11,934	6,845	3,318	$ 41,374
2006	17,643	-	-	-	-	-	-	-	-	-	-	5,608	9,455	6,522	4,398	$ 25,983
2007	78,933	-	-	-	-	-	-	-	-	-	-	-	2,850	27,972	25,630	$ 56,452
2008	108,614	-	-	-	-	-	-	-	-	-	-	-	-	14,024	35,894	$ 49,918
2009	159,007	-	-	-	-	-	-	-	-	-	-	-	-	-	16,635	$ 16,635
Total	$ 400,968	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 743	$ 8,331	$ 25,064	$ 27,016	$ 56,818	$ 86,371	$ 204,343

Cash Collections By Year, By Year of Purchase - Entire Portfolio less Purchased Bankruptcy Portfolio

($ in thousands)

Purchase Period	Purchase Price	Cash Collection Period 1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	Total
1996	$ 3,080	$ 548	$ 2,484	$ 1,890	$ 1,348	$ 1,025	$ 730	$ 496	$ 398	$ 285	$ 210	$ 237	$ 102	$ 83	$ 78	$ 9,914
1997	7,685	-	2,507	5,215	4,069	3,347	2,630	1,829	1,324	1,022	860	597	437	346	215	$ 24,398
1998	11,089	-	-	3,776	6,807	6,398	5,152	3,948	2,797	2,200	1,811	1,415	882	616	397	$ 36,199
1999	18,898	-	-	-	5,138	13,069	12,090	9,598	7,336	5,615	4,352	3,032	2,243	1,533	1,328	$ 65,334
2000	25,020	-	-	-	-	6,894	19,498	19,478	16,628	14,098	10,924	8,067	5,202	3,604	3,198	$ 107,591
2001	33,481	-	-	-	-	-	13,048	28,831	28,003	26,717	22,639	16,048	10,011	6,164	5,299	$ 156,760
2002	42,325	-	-	-	-	-	-	15,073	36,258	35,742	32,497	24,729	16,527	9,772	7,444	$ 178,042
2003	61,449	-	-	-	-	-	-	-	24,308	49,706	52,640	43,728	30,695	18,818	13,135	$ 233,030
2004	51,710	-	-	-	-	-	-	-	-	17,276	41,921	36,468	27,973	17,884	13,181	$ 154,703
2005	113,871	-	-	-	-	-	-	-	-	-	15,191	59,645	57,928	42,731	30,048	$ 205,543
2006	90,100	-	-	-	-	-	-	-	-	-	-	17,363	43,737	34,038	25,351	$ 120,489
2007	179,424	-	-	-	-	-	-	-	-	-	-	-	39,413	87,039	69,175	$ 195,627
2008	166,599	-	-	-	-	-	-	-	-	-	-	-	-	47,253	72,080	$ 119,333
2009	126,827	-	-	-	-	-	-	-	-	-	-	-	-	-	40,703	$ 40,703
Total	$ 931,558	$ 548	$ 4,991	$ 10,881	$ 17,362	$ 30,733	$ 53,148	$ 79,253	$ 117,052	$ 152,661	$ 183,045	$ 211,329	$ 235,150	$ 269,881	$ 281,632	$ 1,647,666

When we acquire a new pool of finance receivables, our estimates typically result in an 84 - 96 month projection of cash collections. The following chart shows our historical cash collections (including cash sales of finance receivables) in relation to the aggregate of the total estimated collection projections made at the time of each respective pool purchase, adjusted for buybacks.


Actual Cash Collections and Cash Sales vs. Original Projections
($ in millions)
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Actual Cash Collections
Original Projections
Dec-97
Apr-98
Aug-98
Dec-98
Apr-99
Aug-99
Dec-99
Apr-00
Aug-00
Dec-00
Apr-01
Aug-01
Dec-01
Apr-02
Aug-02
Dec-02
Apr-03
Aug-03
Dec-03
Apr-04
Aug-04
Dec-04
Apr-05
Aug-05
Dec-05
Apr-06
Aug-06
Dec-06
Apr-07
Aug-07
Dec-07
Apr-08
Aug-08
Dec-08
Apr-09
Aug-09
Dec-09

Owned Portfolio Personnel Performance:

We measure the productivity of each collector each month, breaking results into groups of similarly tenured collectors. The following tables display various productivity measures that we track.

Collector by Tenure

Tenure at:	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
One year +(1)	327	340	327	452	638
Less than one year (2)	364	375	553	739	676
Total(2)	691	715	880	1191	1314

(1) Calculated based on actual employees (collectors) with one year of service or more.
(2) Calculated using total hours worked by all collectors, including those in training to produce a full time equivalent "FTE."

Cash Collections per Hour Paid (1)

Average performance	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Total cash collections	$133.39	$146.03	$135.77	$131.29	$145.44
Non-legal cash collections(2)	$89.25	$99.06	$91.93	$96.95	$119.16
Non-bk cash collections(3)	$128.02	$132.15	$123.10	$109.82	$113.42
Non-bk/legal cash collections(4)	$83.88	$85.18	$79.26	$75.47	$87.13

(1) Cash collections (assigned and unassigned) divided by total hours paid (including holiday, vacation and sick time) to all collectors (including those in training).
(2) Represents total cash collections less external legal cash collections.
(3) Represents total cash collections less purchased bankruptcy cash collections from trustee-administered accounts. The 2008 statistics are slightly different than those reported previously as a result of a change in the computation methodology.
(4) Represents total cash collections less external legal cash collections and less purchased bankruptcy cash collections from trustee- administered accounts.

Cash collections have substantially exceeded revenue in each quarter since our formation. The following chart illustrates the consistent excess of our cash collections on our owned portfolios over income recognized on finance receivables on a quarterly basis. The difference between cash collections and income recognized on finance receivables is referred to as payments applied to principal. It is also referred to as amortization of purchase price. This amortization is the portion of cash collections that is used to recover the cost of the portfolio investment represented on the balance sheet.


Cash Collections vs. Income Recognized on Finance Receivables, net
($ in millions)
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Cash Collections
Payments applied to principal or amortization of purchase price
Income recognized on finance receivables, net
Q1-98 Q2-98 Q3-98 Q4-98 Q1-99 Q2-99 Q3-99 Q4-99 Q1-00 Q2-00 Q3-00 Q4-00 Q1-01 Q2-01 Q3-01 Q4-01 Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05 Q1-06 Q2-06 Q3-06 Q4-06 Q1-07 Q2-07 Q3-07 Q4-07 Q1-08 Q2-08 Q3-08 Q4-08 Q1-09 Q2-09 Q3-09 Q4-09

Seasonality

We depend on the ability to collect on our owned and serviced defaulted consumer receivables. Collections tend to be higher in the first and second quarters of the year and lower in the third and fourth quarters of the year, due to consumer payment patterns in connection with seasonal employment trends, income tax refunds and holiday spending habits. Historically, our growth has partially masked the impact of this seasonality.

Quarterly Cash Collections

($ in millions)


$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Q1-98 Q2-98 Q3-98 Q4-98 Q1-99 Q2-99 Q3-99 Q4-99 Q1-00 Q2-00 Q3-00 Q4-00 Q1-01 Q2-01 Q3-01 Q4-01 Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05 Q1-06 Q2-06 Q3-06 Q4-06 Q1-07 Q2-07 Q3-07 Q4-07 Q1-08 Q2-08 Q3-08 Q4-08 Q1-09 Q2-09 Q3-09 Q4-09

The following table displays our quarterly cash collections by source, for the periods indicated.

Cash Collection Source ($ in thousands)	Q42009	Q32009	Q22009	Q12009	Q42008	Q32008	Q22008	Q12008
Call Center & Other Collections	$45,365	$48,590	$50,052	$50,914	$41,268	$43,949	$46,892	$44,883
External Legal Collections	15,496	15,330	16,527	17,790	18,424	21,590	22,471	21,880
Internal Legal Collections	7,570	6,196	4,263	3,539	2,652	2,106	1,947	1,819
Purchased Bankruptcy Collections	26,855	22,251	19,637	17,628	16,904	15,362	13,732	10,820

The following table shows the components of legal and agency fees and costs for the years ended December 31, 2009, 2008 and 2007 (amounts in thousands):

	2009	2008	2007
Legal fees and costs [1]	$ 31,333	$ 36,805	$ 30,720
Agency fees [2]	15,645	16,064	9,467
	$ 46,978	$ 52,869	$ 40,187

(1) Legal fees and costs represent legal fees and costs incurred by both our in-house attorneys and outside contingent fee attorneys.
(2) Agency fees are primarily incurred by our IGS skip tracing business.

The following table shows the changes in finance receivables, including the amounts paid to acquire new portfolios, for the years ended December 31, 2009, 2008 and 2007 (amounts in thousands):

	2009	2008	2007
Balance at beginning of year	$ 563,830	$ 410,297	$ 226,448
Acquisitions of finance receivables, net of buybacks [1]	282,023	273,746	261,310
Cash collections applied to principal on finance receivables [2]	(152,391)	(120,213)	(77,461)
Balance at end of year	$ 693,462	$ 563,830	$ 410,297
Estimated Remaining Collections ("ERC")[3]	$ 1,415,446	$ 1,115,565	$ 902,565

(1) Agreements to purchase receivables typically include general representations and warranties from the sellers covering account holders' death or bankruptcy and accounts settled or disputed prior to sale. The seller can replace or repurchase these accounts. We refer to repurchased accounts as buybacks. We also capitalize certain acquisition related costs.
(2) Cash collections applied to principal (also referred to as amortization) on finance receivables consists of cash collections less income recognized on finance receivables, net of allowance charges.
(3) Estimated Remaining Collections refers to the sum of all future projected cash collections on our owned portfolios. ERC is not a balance sheet item, however, it is provided here for informational purposes.

Liquidity and Capital Resources

Historically, our primary sources of cash have been cash flows from operations, bank borrowings and equity offerings. Cash has been used for acquisitions of finance receivables, corporate acquisitions, repurchase of our common stock, payment of cash dividends, repayments of bank borrowings, purchases of property and equipment and working capital to support our growth.

As of December 31, 2009, total debt outstanding on our $365 million line of credit was $319.3 million, which represents gross availability of $45.7 million. We currently have in place forward flow commitments over the next 12 months of approximately $157 million. Additionally we plan to enter into new or renewed flow commitments in 2010 and close on spot transactions in addition to the aforementioned flow agreements. We believe that funds generated from operations, together with existing cash and available borrowings under our credit agreement would be sufficient to finance our operations, planned capital expenditures as well as the aforementioned forward flow commitments and a material amount of additional portfolio purchasing in excess of the currently committed flow amounts during the next twelve months. However, we are very cognizant of the current market fundamentals in the debt purchase and company acquisition market which because of significant supply and tight capital availability could cause increased buying opportunities to arise. Due to these opportunities, we have begun working with our bank group on a new and expanded syndicated loan facility, and over the next few months we plan to close on an increased syndicated line of credit. We filed a shelf registration during the third quarter of 2009 and may issue debt or equity under that filing as we determine in order to take advantage of market opportunities. The outcome of any transaction however is subject to market conditions. In addition, we file taxes using the cost recovery method for tax revenue recognition. We were notified on June 21, 2007 that we were being examined by the Internal Revenue Service for the 2005 calendar year. The IRS has concluded its audit and on March 19, 2009 issued Form 4549-A, Income Tax Examination Changes for tax years ended December 31, 2007, 2006 and 2005. The IRS has proposed that cost recovery for tax revenue recognition does not clearly reflect taxable income and that unused line fees paid on credit facilities should be capitalized and amortized rather than taken as a current deduction. On April 22, 2009, we filed a formal protest of the findings contained in the examination report prepared by the IRS. We believe we have sufficient support for the technical merits of our positions and that it is more-likely-than-not that these positions will ultimately be sustained; therefore, a reserve for uncertain tax positions is not necessary for these tax positions. If we are unsuccessful in our appeal, we may be required to pay the related deferred taxes and any potential interest in the near-term, possibly requiring additional financing from other sources.

Cash generated from operations is dependent upon our ability to collect on our defaulted consumer receivables. Many factors, including the economy and our ability to hire and retain qualified collectors and managers, are essential to our ability to generate cash flows. Fluctuations in these factors that cause a negative impact on our business could have a material impact on our expected future cash flows.

Our operating activities provided cash of $85.3 million, $81.7 million and $80.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. In these periods, cash from operations was generated primarily from net income earned through cash collections and commissions received for the period. The increase was due mostly to an increase in the amortization of share-based compensation and depreciation and amortization offset by a decrease in deferred taxes and a decrease in net income to $44.3 million for the year ended December 31, 2009 from $45.4 million for the year ended December 31, 2008 and $48.2 million for the year ended December 31, 2007. The remaining changes were due to net changes in other accounts related to our operating activities.

Our investing activities used cash of $134.3 million, $185.7 million and $192.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. Cash provided by investing activities is primarily driven by cash collections applied to principal on finance receivables. Cash used in investing activities is primarily driven by acquisitions of defaulted consumer receivables, purchases of property and equipment and company acquisitions. The majority of the decrease was due to net cash payments for corporate acquisitions totaling $100,000 for the year ended December 31, 2009 compared to $26.0 million for the year ended December 31, 2008 and $409,000 for the year ended December 31, 2007 as well as an increase in collections applied to principal on finance receivables to $152.4 million for the year ended December 31, 2009 from $120.2 million for the year ended December 31, 2008 and $77.5 million for the year ended December 31, 2007. The decrease was offset by an increase in acquisitions of finance receivables which increased to $282.0 million for the year ended December 31, 2009 from $273.7 million for the year ended December 31, 2008 and $261.3 million for the year ended December 31, 2007.

Our financing activities provided cash of $55.3 million, $101.2 million and $104.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. Cash used in financing activities is primarily driven by payments on our line of credit and principal payments on long-term debt and capital lease obligations. Cash is provided by draws on our line of credit, proceeds from debt financing and stock option exercises. The majority of the change was due to a decrease in the net borrowings on our line of credit. We had net draws on our line of credit of $51.0 million, $100.3 million and $168.0 million for 2009, 2008 and 2007, respectively.

Cash paid for interest was $8.0 million, $11.3 million and $2.8 million for the years ended December 31, 2009, 2008 and 2007, respectively. The majority of interest was paid on our lines of credit, capital lease obligations and other long-term debt. The decrease from the year ended December 31, 2008 as compared to the year ended December 31, 2009 was mainly due to a decrease in our weighted average interest rate which decreased to 2.62% for the year ended December 31, 2009 from 4.60% for the year ended December 31, 2008, partially offset by an increase in our average borrowings for the year ended December 31, 2009 compared to the year ended December 31, 2008. The increase from the year ended December 31, 2007 as compared to the year ended December 31, 2008 was mainly due to an increase in our average borrowings for the year ended December 31, 2008 compared to the year ended December 31, 2007, partially offset by a decrease in our weighted average interest rate which decreased to 4.60% for the year ended December 31, 2008 from 6.64% for the year ended December 31, 2007.

On November 29, 2005, we entered into a Loan and Security Agreement for a revolving line of credit. The agreement has been amended six times to add additional lenders and ultimately increase the total availability of credit under the line to $365 million. The agreement is a line of credit in an amount equal to the lesser of $365 million or 30% of our ERC of all our eligible asset pools. Borrowings under the revolving credit facility bear interest at a floating rate equal to the one month LIBOR Market Index Rate plus 1.40%, which was 1.63% at December 31, 2009, and the facility expires on May 2, 2011. We also pay an unused line fee equal to three-tenths of one percent, or 30 basis points, on any unused portion of the line of credit. The loan is collateralized by substantially all our tangible and intangible assets. The agreement provides as follows:

- monthly borrowings may not exceed 30% of ERC;
- funded debt to EBITDA (defined as net income, less income or plus loss from discontinued operations and extraordinary items, plus income taxes, plus interest expense, plus depreciation, depletion, amortization (including finance receivable amortization) and other non-cash charges) ratio must be less than 2.0 to 1.0 calculated on a rolling twelve-month average;
- tangible net worth must be at least 100% of tangible net worth reported at September 30, 2005, plus 25% of cumulative positive net income since the end of such fiscal quarter, plus 100% of the net proceeds from any equity offering without giving effect to reductions in tangible net worth due to repurchases of up to $100 million of our common stock; and
- restrictions on change of control.

As of December 31, 2009 and 2008, outstanding borrowings under the facility totaled $319.3 million and $268.3 million, respectively, of which $50.0 million was part of the non-revolving fixed rate sub-limit which bears interest at 6.80% and expires on May 4, 2012. As of December 31, 2009, we were in compliance with all of the covenants of the agreement.

Contractual Obligations

The following summarizes our contractual obligations that exist as of December 31, 2009 (amounts in thousands):

		Payments due by period			
Contractual Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Operating Leases	$ 21,535	$ 3,874	$ 7,597	$ 6,074	$ 3,990
Line of Credit [1]	338,538	11,571	326,967	-	-
Long-term Debt	1,582	730	852	-	-
Purchase Commitments [2]	159,104	158,741	363	-	-
Employment Agreements	11,534	8,606	2,928	-	-
Total	$ 532,293	$ 183,522	$ 338,707	$ 6,074	$ 3,990

(1) To the extent that a balance is outstanding on our lines of credit, the revolving portion would be due in May, 2011 and the non-revolving fixed rate sub-limit portion would be due in May 2012. This amount also includes estimated interest and unused line fees due on the line of credit for both the fixed rate and variable rate components as well as interest due on our interest rate swap. This estimate also assumes that the balance on the line of credit remains constant from the December 31, 2009 balance of $319.3 million and the balance is paid in full at its maturity.

(2) This amount includes the maximum remaining amount to be purchased under forward flow contracts for the purchase of charged-off consumer debt in the amount of approximately $157.0 million.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements as defined by Regulation S-K 303(a)(4) promulgated under the Securities Exchange Act of 1934.

Recent Accounting Pronouncements

In December 2007, the FASB issued guidance which clarifies the accounting for business combinations in accordance with FASB ASC Topic 805 "Business Combinations" ("ASC 805"). The guidance establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. It also provides guidance for recognizing and measuring the goodwill acquired in the business combination, recognizing assets acquired and liabilities assumed arising from contingencies, and determining what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. The guidance is effective for acquisitions consummated in fiscal years beginning after December 15, 2008. We adopted the guidance on January 1, 2009, which had no material impact on our consolidated financial statements.

In December 2007, the FASB issued guidance on noncontrolling interests in consolidated financial statements. This guidance requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. The guidance is effective for fiscal years beginning after December 15, 2008 with early application prohibited. We adopted the guidance on January 1, 2009, which had no material impact on our consolidated financial statements.

In March 2008, the FASB issued disclosure requirements regarding derivative instruments and hedging activities. Entities must now provide enhanced disclosures on an interim and annual basis regarding how and why the entity uses derivatives; how derivatives and related hedged items are accounted for, and how derivatives and related hedged items affect the entity's financial position, financial results and cash flow. The guidance is effective for periods beginning on or after November 15, 2008. We adopted the guidance effective January 1, 2009 and have added the required narrative and tabular disclosure in Note 9 of our consolidated financial statements.

In April 2008, the FASB issued guidance regarding the determination of the useful life of intangible assets. In developing assumptions about renewal or extension options used to determine the useful life of an intangible asset, an entity needs to consider its own historical experience adjusted for entity-specific factors. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension options. The guidance is effective for fiscal years beginning after December 15, 2008. We adopted the guidance on January 1, 2009, which had no material impact on our consolidated financial statements.

In April 2009, the FASB issued guidance on determining fair value when the volume and level of activity for an asset or liability has significantly decreased, and in identifying transactions that are not orderly. Based on the guidance, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value. The guidance was effective on a prospective basis for interim and annual periods ending after June 15, 2009. We adopted the guidance during the second quarter of 2009, which had no material impact on our consolidated financial statements.

In April 2009, the FASB issued additional requirements regarding interim disclosures about the fair value of financial instruments which were previously only disclosed on an annual basis. Entities are now required to disclose the fair value of financial instruments which are not recorded at fair value in the financial statements in both their interim and annual financial statements. The standard is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted these requirements during the second quarter of 2009, and have added the required disclosure in Note 12 of our consolidated financial statements.

In April 2009, the FASB issued guidance on the recognition and presentation of other-than-temporary impairments on investments in debt securities. If an entity's management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than-temporary impairments into two components: 1) the amount related to credit losses (recorded in earnings), and 2) all other amounts (recorded in other comprehensive income). The guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, and will be applied to all existing and new investments in debt securities. We adopted the guidance during the second quarter of 2009, which had no material impact on our consolidated financial statements.

In May 2009, the FASB issued guidance on subsequent events which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This guidance, which falls under ASC Topic 855 "Subsequent Events", provides guidance on the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. We adopted the guidance during the second quarter of 2009, and its application had no impact on our consolidated financial statements. We evaluated subsequent events through the date the accompanying financial statements were issued, which was November 6, 2009.

In June 2009, the FASB issued guidance on accounting for transfers of financial assets to improve the reporting for the transfer of financial assets. The guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. We believe the guidance will have no material impact on our consolidated financial statements.

In June 2009, the FASB issued guidance on consolidation of variable interest entities to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. The guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We believe the guidance will have no material impact on our consolidated financial statements.

In June 2009, the FASB issued The FASB Accounting Standards Codification ("Codification"). The Codification became the single source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted the Codification for the quarter ending September 30, 2009. There was no impact to our consolidated financial statements as this change is disclosure-only in nature.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles and our discussion and analysis of our financial condition and results of operations require our management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

Management believes our critical accounting policies and estimates are those related to revenue recognition, valuation of acquired intangibles and goodwill and income taxes. Management believes these policies to be critical because they are both important to the portrayal of our financial condition and results, and they require management to make judgments and estimates about matters that are inherently uncertain. Our senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of our Board of Directors.

Revenue Recognition

We acquire accounts that have experienced deterioration of credit quality between origination and our acquisition of the accounts. The amount paid for an account reflects our determination that it is probable we will be unable to collect all amounts due according to the account's contractual terms. At acquisition, we review each account to determine whether there is evidence of deterioration of credit quality since origination and if it is probable that we will be unable to collect all amounts due according to the account's contractual terms. If both conditions exist, we determine whether each such account is to be accounted for individually or whether such accounts will be assembled into pools based on common risk characteristics. We consider expected prepayments and estimate the amount and timing of undiscounted expected principal, interest and other cash flows for each acquired portfolio and subsequently aggregated pools of accounts. We determine the excess of the pool's scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference) based on our proprietary acquisition models. The remaining amount, representing the excess of the account's cash flows expected to be collected over the amount paid, is accreted into income recognized on finance receivables over the remaining life of the account or pool (accretable yield).

We account for our investment in finance receivables under the guidance of ASC 310-30. Under ASC 310-30 static pools of accounts may be established. These pools are aggregated based on certain common risk criteria. Each static pool is recorded at cost, which includes certain direct costs of acquisition paid to third parties, and is accounted for as a single unit for the recognition of income, principal payments and loss provision. Once a static pool is established for a quarter, individual receivable accounts are not added to the pool (unless replaced by the seller) or removed from the pool (unless sold or returned to the seller). ASC 310-30 requires that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue or expense or on the balance sheet. ASC 310-30 initially freezes the IRR estimated when the accounts receivable are purchased as the basis for subsequent impairment testing. Significant increases in expected future cash flows may be recognized prospectively through an upward adjustment of the IRR over a portfolio's remaining life. Any increase to the IRR then becomes the new benchmark for impairment testing. Effective for fiscal years beginning after December 15, 2004 under ASC 310-30, rather than lowering the estimated IRR if the collection estimates are not received or projected to be received (as was permitted under the prior accounting guidance), the carrying value of a pool would be written down to maintain the then current IRR and is shown as a reduction in revenue in the consolidated income statements with a corresponding valuation allowance offsetting finance receivables, net, on the consolidated balance sheet. Income on finance receivables is accrued quarterly based on each static pool's effective IRR. Quarterly cash flows greater than the interest accrual will reduce the carrying value of the static pool. This reduction in carrying value is defined as payments applied to principal (also referred to as finance receivable amortization). Likewise, cash flows that are less than the interest accrual will accrete the carrying balance. Generally, we do not allow accretion in the first six to twelve months; accordingly, we utilize either the cost recovery method or cash method when necessary to prevent accretion as permitted by ASC 310-30. The IRR is estimated and periodically recalculated based on the timing and amount of anticipated cash flows using our proprietary collection models. A pool can become fully amortized (zero carrying balance on the balance sheet) while still generating cash collections. In this case, all cash collections are recognized as revenue when received. Under the cash method, revenue is recognized as it would be under the interest method up to the amount of cash collections. Additionally, we use the cost recovery method when collections on a particular pool of accounts cannot be reasonably predicted. These pools are not aggregated with other portfolios. Under the cost recovery method, no revenue is recognized until we have fully collected the cost of the portfolio, or until such time that we consider the collections to be probable and estimable and begin to recognize income based on the interest method as described above.

We establish valuation allowances for all acquired accounts subject to ASC 310-30 to reflect only those losses incurred after acquisition (that is, the present value of cash flows initially expected at acquisition that are no longer expected to be collected). Valuation allowances are established only subsequent to acquisition of the accounts. At December 31, 2009 and 2008, we had a valuation allowance of $51.3 million and $23.6 million, respectively, on our finance receivables. Prior to January 1, 2005, in the event that a reduction of the yield to as low as zero in conjunction with estimated future cash collections that were inadequate to amortize the carrying balance, an allowance charge would be taken with a corresponding write-off of the receivable balance.

We implement the accounting for income recognized on finance receivables under ASC 310-30 as follows. We create each accounting pool using our projections of estimated cash flows and expected economic life. We then compute the effective yield that fully amortizes the pool to the end of its expected economic life based on the current projections of estimated cash flows. As actual cash flow results are recorded, we balance those results to the data contained in our proprietary models to ensure accuracy, then review each accounting pool watching for trends, actual performance versus projections and curve shape, sometimes re-forecasting future cash flows utilizing our statistical models. The review process is primarily performed by our finance staff; however, our operational and statistical staffs may also be involved depending upon actual cash flow results achieved. To the extent there is overperformance, we will either increase the yield, if persuasive evidence indicates that the overperformance is considered to be a significant betterment, or, if the overperformance is considered more of an acceleration of cash flows (a timing difference), adjust future cash flows downward which effectively extends the amortization period, or take no action at all if the amortization period is reasonable and falls within the pools' expected economic life. To the extent there is underperformance, we will book an allowance if the underperformance is significant and will also consider revising future cash flows based on current period information, or take no action if the pool's amortization period is reasonable and falls within the currently projected economic life.

We utilize the provisions of ASC Topic 605-45 "Principal Agent Considerations" ("ASC 605-45") to account for commission revenue from our skip-tracing and government processing and collection subsidiaries. ASC 605-45 requires an analysis to be completed to determine if certain revenues should be reported gross or reported net of their related operating expense. This analysis includes an assessment of who retains inventory/credit risk, who controls vendor selection, who establishes pricing and who remains the primary obligor on the transaction. Each of these factors was considered to determine the correct method of recognizing revenue from our subsidiaries.

Our skip tracing subsidiary utilizes gross reporting under ASC 605-45. We generate revenue by working an account and successfully locating a customer for our client. An "investigative fee" is received for these services. In addition, we incur "agent expenses" where we hire a third-party collector to effectuate repossession. In many cases we have an arrangement with our client which allows us to bill the client for these fees. We have determined these fees to be gross revenue based on the criteria in ASC 605-45 and they are recorded as such in the line item "Commissions," primarily because we are primarily liable to the third party collector. There is a corresponding expense in "Legal and agency fees and costs" for these pass-through items.

Our government processing and collection business's primary source of income is derived from servicing taxing authorities in several different ways: processing all of their tax payments and tax forms, collecting delinquent taxes, identifying taxes that are not being paid and auditing tax payments. The processing and collection pieces are standard commission based billings or fee for service transactions. When we conduct an audit, there are two components. The first is a charge for the hours incurred on conducting the audit. This charge is for hours worked. This charge is up-charged from the actual costs incurred. The gross billing is a component of the line item "Commissions" and the expense is included in the line item "Compensation and employee services." The second item is for expenses incurred while conducting the audit. Most jurisdictions will reimburse us for direct expenses incurred for the audit including such items as travel and meals. The billed amounts are included in the line item "Commissions" and the expense component is included in its appropriate expense category, generally, "Other operating expenses."

Valuation of Acquired Intangibles and Goodwill

In accordance with ASC Topic 350 "Intangibles—Goodwill and Other" ("ASC 350") we are required to perform a review of goodwill for impairment annually or earlier if indicators of potential impairment exist. The review of goodwill for potential impairment is highly subjective and requires that: (1) goodwill is allocated to various reporting units of our business to which it relates; and (2) we estimate the fair value of those reporting units to which the goodwill relates and then determine the book value of those reporting units. If the estimated fair value of reporting units with allocated goodwill is determined to be less than their book value, we are required to estimate the fair value of all identifiable assets and liabilities of those reporting units in a manner similar to a purchase price allocation for an acquired business. This requires independent valuation of certain unrecognized assets. Once this process is complete, the amount of goodwill impairment, if any, can be determined.

We believe that, at December 31, 2009, there was no impairment of goodwill or other intangible assets. However, changes in various circumstances including changes in our market capitalization, changes in our forecasts and changes in our internal business structure could cause one of our reporting units to be valued differently thereby causing an impairment of goodwill. Additionally, in response to changes in our industry and changes in global or regional economic conditions, we may strategically realign our resources and consider restructuring, disposing or otherwise exiting businesses, which could result in an impairment of some or all of our identifiable intangibles or goodwill.

Income Taxes

We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with ASC Topic 740 "Income Taxes" ("ASC 740") the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. On July 13, 2006, the FASB issued guidance on accounting for uncertainty in income taxes. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with the guidance is a two-step process. The first step is recognition: the enterprise determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

Effective with our 2002 tax filings, we adopted the cost recovery method of income recognition for tax purposes. We believe cost recovery to be an acceptable method for companies in the bad debt purchasing industry and results in the reduction of current taxable income as, for tax purposes, collections on finance receivables are applied first to principal to reduce the finance receivables to zero before any income is recognized.

We believe it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. In the event that all or part of the deferred tax assets are determined not to be realizable in the future, a valuation allowance would be established and charged to earnings in the period such determination is made. Similarly, if we subsequently realize deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in a positive adjustment to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations and financial position.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Our exposure to market risk relates to interest rate risk with our variable rate credit line. The average borrowings on our variable rate credit line were $234.9 million and $182.4 million for the years ended December 31, 2009 and 2008, respectively. Assuming a 200 basis point increase in interest rates, interest expense would have increased by $4.8 million and $3.7 million for the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, we had $269.3 million and $218.3 million, respectively, of variable rate debt outstanding on our credit lines. We do not have any other variable rate debt outstanding as of December 31, 2009. Significant increases in future interest rates on the variable rate credit line could lead to a material decrease in future earnings assuming all other factors remained constant.

Item 8. Financial Statements and Supplementary Data.

See Item 6 for quarterly consolidated financial statements for 2008 and 2009.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Portfolio Recovery Associates, Inc.:

We have audited Portfolio Recovery Associates, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Portfolio Recovery Associates, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting (Item 9A). Our responsibility is to express an opinion on Portfolio Recovery Associates, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Portfolio Recovery Associates, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Portfolio Recovery Associates, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated income statements, and statements of changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 16, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Norfolk, Virginia
February 16, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Portfolio Recovery Associates, Inc.:

We have audited the accompanying consolidated balance sheets of Portfolio Recovery Associates, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated income statements, and statements of changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Portfolio Recovery Associates, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Portfolio Recovery Associates, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 16, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Norfolk, Virginia
February 16, 2010

Portfolio Recovery Associates, Inc.
Consolidated Balance Sheets
December 31, 2009 and 2008
(Amounts in thousands, except per share amounts)

Assets	**2009**	**2008**
Cash and cash equivalents	$ 20,265	$ 13,901
Finance receivables, net	693,462	563,830
Accounts receivable, net	9,169	8,278
Income taxes receivable	4,460	3,587
Property and equipment, net	21,864	23,884
Goodwill	29,299	27,546
Intangible assets, net	10,756	13,429
Other assets	5,158	3,385
Total assets	$ 794,433	$ 657,840
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable	$ 4,108	$ 3,438
Accrued expenses	4,506	4,314
Accrued payroll and bonuses	11,633	9,850
Deferred tax liability	117,206	88,070
Line of credit	319,300	268,300
Long-term debt	1,499	-
Obligations under capital lease	-	5
Derivative instrument	701	-
Total liabilities	458,953	373,977
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Preferred stock, par value $0.01, authorized shares, 2,000, issued and outstanding shares - 0	-	-
Common stock, par value $0.01, authorized shares, 30,000, 15,596 issued and 15,514 outstanding shares - at December 31, 2009, and 15,398 issued and 15,286 outstanding shares - at December 31, 2008.	155	153
Additional paid-in capital	82,400	74,574
Retained earnings	253,353	209,047
Accumulated other comprehensive income/(loss), net of taxes	(428)	89
Total stockholders' equity	335,480	283,863
Total liabilities and stockholders' equity	$ 794,433	$ 657,840

The accompanying notes are an integral part of these consolidated financial statements.

Portfolio Recovery Associates, Inc.
Consolidated Income Statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts in thousands, except per shares amounts)

	2009	2008	2007
Revenues:			
Income recognized on finance receivables, net	$ 215,612	$ 206,486	$ 184,705
Commissions	65,479	56,789	36,043
Total revenues	281,091	263,275	220,748
Operating expenses:			
Compensation and employee services	106,388	88,073	69,022
Legal and agency fees and costs	46,978	52,869	40,187
Outside fees and services	9,570	8,883	7,287
Communications	14,773	10,304	8,531
Rent and occupancy	4,761	3,908	3,105
Other operating expenses	8,799	6,977	5,915
Depreciation and amortization	9,213	7,424	5,517
Total operating expenses	200,482	178,438	139,564
Income from operations	80,609	84,837	81,184
Other income and (expense):			
Interest income	3	60	419
Interest expense	(7,909)	(11,151)	(3,704)
Income before income taxes	72,703	73,746	77,899
Provision for income taxes	28,397	28,384	29,658
Net income	$ 44,306	$ 45,362	$ 48,241
Net income per common share			
Basic	$ 2.87	$ 2.98	$ 3.08
Diluted	$ 2.87	$ 2.97	$ 3.06
Weighted average number of shares outstanding			
Basic	15,420	15,229	15,646
Diluted	15,454	15,292	15,779

The accompanying notes are an integral part of these consolidated financial statements.

Portfolio Recovery Associates, Inc.
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
For the years ended December 31, 2009, 2008 and 2007
(Amounts in thousands, except per share amount)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Equity
Balance at December 31, 2006	$ 160	$ 115,528	$ 131,591	$ -	$ 247,279
Net income	-	-	48,241	-	48,241
Exercise of stock options and vesting of nonvested shares	2	2,072	-	-	2,074
Issuance of common stock for acquisition		50	-	-	50
Repurchase and cancellation of common stock	(10)	(50,547)	-	-	(50,557)
Cash dividends paid ($1.00 per common share)	-	-	(16,070)	-	(16,070)
Amortization of share-based compensation	-	2,575	-	-	2,575
Income tax benefit from share-based compensation	-	1,575	-	-	1,575
Adoption of FIN 48	-	190	(77)	-	113
Balance at December 31, 2007	$ 152	$ 71,443	$ 163,685	$ -	$ 235,280
Net income	-	-	45,362	-	45,362
Net unrealized change in:					
Interest rate swap derivative	-	-	-	89	89
Comprehensive income					45,451
Exercise of stock options and vesting of nonvested shares	1	606	-	-	607
Issuance of common stock for acquisition	-	1,847	-	-	1,847
Amortization of share-based compensation	-	141	-	-	141
Income tax benefit from share-based compensation	-	357	-	-	357
Reversal of FIN 48 reserve	-	180	-	-	180
Balance at December 31, 2008	$ 153	$ 74,574	$ 209,047	$ 89	$ 283,863
Net income	-	-	44,306	-	44,306
Net unrealized change in:					
Interest rate swap derivative, net of tax	-	-	-	(517)	(517)
Comprehensive income					43,789
Exercise of stock options and vesting of nonvested shares	2	1,913	-	-	1,915
Issuance of common stock for acquisition	-	1,170	-	-	1,170
Amortization of share-based compensation	-	3,820	-	-	3,820
Income tax benefit from share-based compensation	-	923	-	-	923
Balance at December 31, 2009	$ 155	$ 82,400	$ 253,353	$ (428)	$ 335,480

The accompanying notes are an integral part of these consolidated financial statements.

Portfolio Recovery Associates, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 44,306	$ 45,362	$ 48,241
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of share-based compensation	3,820	141	2,575
Depreciation and amortization	9,213	7,424	5,517
Deferred tax expense	28,927	30,854	24,126
Changes in operating assets and liabilities:			
Other assets	(1,862)	(555)	(140)
Accounts receivable	(891)	(1,663)	(2,199)
Accounts payable	670	(1,167)	1,164
Income taxes	(873)	(385)	(1,319)
Accrued expenses	192	(413)	1,816
Accrued payroll and bonuses	1,783	2,120	575
Net cash provided by operating activities	85,285	81,718	80,356
Cash flows from investing activities:			
Purchases of property and equipment	(4,521)	(6,139)	(8,662)
Acquisition of finance receivables, net of buybacks	(282,023)	(273,746)	(261,310)
Collections applied to principal on finance receivables	152,391	120,213	77,461
Acquisitions, including acquisition costs and net of cash acquired	(100)	(26,041)	(409)
Net cash used in investing activities	(134,253)	(185,713)	(192,920)
Cash flows from financing activities:			
Dividends paid	-	-	(16,070)
Proceeds from exercise of options	1,915	607	2,074
Income tax benefit from share-based compensation	923	357	1,575
Proceeds from line of credit	123,500	171,300	171,000
Principal payments on line of credit	(72,500)	(71,000)	(3,000)
Repurchases of common stock	-	-	(50,557)
Proceeds from long-term debt	2,036	-	-
Principal payments on long-term debt	(537)	-	(690)
Principal payments on capital lease obligations	(5)	(98)	(139)
	-	-	-
Net cash provided by financing activities	55,332	101,166	104,193
Net increase/(decrease) in cash and cash equivalents	6,364	(2,829)	(8,371)
Cash and cash equivalents, beginning of year	13,901	16,730	25,101
Cash and cash equivalents, end of year	$ 20,265	$ 13,901	$ 16,730
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 8,004	$ 11,322	$ 2,779
Cash paid for income taxes	$ 365	$ 3	$ 5,289
Noncash investing and financing activities:			
Common stock issued for acquisition	$ 1,170	$ 1,847	$ 50
Net unrealized change in fair value of derivative instrument	$ (790)	$ 89	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Portfolio Recovery Associates, Inc.
Notes to Consolidated Financial Statements

1. Organization and Business:

Portfolio Recovery Associates, LLC ("PRA") was formed on March 20, 1996. Portfolio Recovery Associates, Inc. ("PRA Inc") was formed in August 2002. On November 8, 2002, PRA Inc completed its initial public offering ("IPO") of common stock. As a result, all of the membership units and warrants of PRA were exchanged on a one to one basis for warrants and shares of a single class of common stock of PRA Inc. PRA Inc owns all outstanding membership units of PRA, PRA Holding I, LLC, PRA Holding II, LLC, PRA Holding III, LLC ("PRA Holding III"), PRA Receivables Management, LLC (formerly d/b/a Anchor Receivables Management), PRA Location Services, LLC (d/b/a IGS Nevada), PRA Government Services, LLC (d/b/a RDS) and MuniServices, LLC. PRA Inc, a Delaware corporation, and its subsidiaries (collectively, the "Company") are full-service providers of outsourced receivables management and related services. The Company is engaged in the business of purchasing, managing and collecting portfolios of defaulted consumer receivables, as well as offering a broad range of accounts receivable management and payment processing services. The majority of the Company's business activities involve the purchase, management and collection of defaulted consumer receivables. These accounts are purchased from sellers of finance receivables and collected by a highly skilled staff whose purpose is to locate and contact customers and arrange payment or resolution of their debts. The Company, through its Litigation Department, collects accounts judicially, either by using its own attorneys, or by contracting with independent attorneys throughout the country through whom the Company takes legal action to satisfy consumer debts. The Company also services receivables on behalf of clients on either a commission or transaction-fee basis. Clients include entities in the financial services, auto, retail, utility, health care and government sectors. Services provided to these clients include obtaining location information for clients in support of their collection activities (known as skip tracing), and the management of both delinquent and non-delinquent receivables for government entities.

On December 28, 1999, PRA formed a wholly owned subsidiary, PRA Holding I, LLC ("PRA Holding I"), and is the sole member. The purpose of PRA Holding I is to enter into leases of office space and hold the Company's real property (see Note 10) in Hutchinson, Kansas, Norfolk, Virginia and other real and personal property.

On June 1, 2000, PRA formed a wholly owned subsidiary, PRA Receivables Management, LLC (d/b/a Anchor Receivables Management) ("Anchor") and was the sole initial member. Anchor was organized as a contingent collection agency and contracted with holders of finance receivables to attempt collection efforts on a contingent basis for a stated period of time. Anchor became fully operational during April 2001. The Company purchased the equity interest in Anchor from PRA immediately after the IPO. The Company ceased its Anchor contingent fee operation during the second quarter of 2008, but PRA Receivables Management, LLC continues to serve as the operational entity for the Company's bankruptcy department.

On October 1, 2004, the Company acquired the assets of IGS Nevada, Inc., a privately held company specializing in asset-location and debt resolution services (the resulting business is referred to herein as "IGS"). On September 10, 2004, the Company created a wholly owned subsidiary, PRA Location Services, LLC d/b/a IGS to operate IGS.

On July 29, 2005, the Company acquired substantially all of the assets and liabilities of Alatax, Inc., a provider of outsourced business revenue administration, audit and debt discovery/recovery services for local governments (the resulting business is referred to herein as "RDS"). Although most of its clients are located in Alabama, RDS, through PRA Government Services, LLC, a wholly owned subsidiary formed by the Company on June 23, 2005, began expanding into surrounding states.

On October 13, 2006, PRA formed a wholly owned subsidiary, PRA Holding II, LLC ("PRA Holding II"), and is the sole member. The purpose of PRA Holding II is to hold the Company's real property in Jackson, Tennessee and other real and personal property.

On July 1, 2008, the Company acquired 100% of the membership interests of MuniServices, LLC (the resulting business is referred to herein as "MuniServices"). MuniServices was founded in 1978 and is a provider of revenue enhancement and related services to state and local governments. The consolidated income statements include the results of operations of MuniServices for the period from July 1, 2008 through December 31, 2009.

On August 1, 2008, the Company acquired substantially all of the assets of Broussard Partners and Associates, Inc. ("BPA"), which is operating as a part of RDS. BPA, founded in 1995, is a provider of audit services to parishes in Louisiana. The consolidated income statements include the results of operations of BPA for the period from August 1, 2008 through December 31, 2009.

On October 9, 2009, PRA formed a wholly owned subsidiary, PRA Holding III, LLC ("PRA Holding III") d/b/a PRA Cafe. The purpose of PRA Holding III is to own and operate the Company's employee café located at the Company's headquarters on Norfolk, Virginia.

2. Summary of Significant Accounting Policies:

Principles of accounting and consolidation: The consolidated financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles and include the accounts of PRA Inc, PRA, PRA Holding I, PRA Holding II, PRA Holding III, IGS, RDS and MuniServices. All significant intercompany accounts and transactions have been eliminated. Under the guidance of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 280 "Segment Reporting" ("ASC 280"), the Company has determined that it has several operating segments that meet the aggregation criteria of ASC 280, and therefore, it has one reportable segment, accounts receivable management, based on similarities among the operating units including homogeneity of services, service delivery methods and use of technology.

Cash and cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Included in cash and cash equivalents are funds held on the behalf of others arising from the collection of accounts placed with the Company. The balance of the funds held on behalf of others was $1,709,673 and $1,112,175 at December 31, 2009 and 2008, respectively. There is an offsetting liability that is included in "Accounts payable" on the accompanying consolidated balance sheets.

Other assets: Other assets consist mainly of prepaid expenses and deposits.

Concentrations of credit risk: Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and investments. The Company places its cash and cash equivalents and investments with high quality financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Derivative Instruments and Hedging Activities: The Company accounts for derivatives and hedging activities in accordance with FASB ASC Topic 815 "Derivatives and Hedging" ("ASC 815"), which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income or loss until the hedged item is recognized in earnings.

The Company only enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. For derivative instruments that are designated and qualify as a cash-flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income.

Finance receivables and income recognition: The Company's principal business consists of the acquisition and collection of pools of accounts that have experienced deterioration of credit quality between origination and the Company's acquisition of the accounts. The amount paid for any pool reflects the Company's determination that it is probable the Company will be unable to collect all amounts due according to an account's contractual terms. At acquisition, the Company reviews the portfolio both by account and aggregate pool to determine whether there is evidence of deterioration of credit quality since origination and if it is probable that the Company will be unable to collect all amounts due according to the account's contractual terms. If both conditions exist, the Company determines whether each such account is to be accounted for individually or whether such accounts will be assembled into pools based on common risk characteristics. The Company considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for each acquired portfolio and subsequently aggregates pools of accounts. The Company determines the excess of the pool's scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference) based on the Company's proprietary acquisition models. The remaining amount, representing the excess of the pool's cash flows expected to be collected over the amount paid, is accreted into income recognized on finance receivables over the remaining life of the pool (accretable yield).

The Company accounts for its investment in finance receivables under the guidance of FASB ASC Topic 310-30 "Loans and Debt Securities Acquired with Deteriorated Credit Quality" ("ASC 310-30"). Under ASC 310-30, static pools of accounts may be established. These pools are aggregated based on certain common risk criteria. Each static pool is recorded at cost, which includes certain direct costs of acquisition paid to third parties, and is accounted for as a single unit for the recognition of income, principal payments and loss provision. Once a static pool is established for a quarter, individual receivable accounts are not added to the pool (unless replaced by the seller) or removed from the pool (unless sold or returned to the seller). ASC 310-30 requires that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue or expense or on the balance sheet. ASC 310-30 initially freezes the internal rate of return, referred to as IRR, estimated when the accounts receivable are purchased as the basis for subsequent impairment testing. Significant increases in actual, or expected future cash flows may be recognized prospectively through an upward adjustment of the IRR over a portfolio's remaining life. Any increase to the IRR then becomes the new benchmark for impairment testing. Effective for fiscal years beginning after December 15, 2004 under ASC 310-30, rather than lowering the estimated IRR if the collection estimates are not received or projected to be received (as was permitted under the prior accounting guidance), the carrying value of a pool would be written down to maintain the then current IRR and is shown as a reduction in revenue in the consolidated income statements with a corresponding valuation allowance offsetting finance receivables, net, on the consolidated balance sheet. Income on finance receivables is accrued quarterly based on each static pool's effective IRR. Quarterly cash flows greater than the interest accrual will reduce the carrying value of the static pool. This reduction in carrying value is defined as payments applied to principal (also referred to as finance receivable amortization). Likewise, cash flows that are less than the interest accrual will accrete the carrying balance. The Company generally does not allow accretion in the first six to twelve months; accordingly, the Company utilizes either the cost recovery method or cash method when necessary to prevent accretion as permitted by ASC 310-30. The IRR is estimated and periodically recalculated based on the timing and amount of anticipated cash flows using the Company's proprietary collection models. A pool can become fully amortized (zero carrying balance on the balance sheet) while still generating cash collections. In this case, all cash collections are recognized as revenue when received. Under the cash method, revenue is recognized as it would be under the interest method up to the amount of cash collections. Additionally, the Company uses the cost recovery method when collections on a particular pool of accounts cannot be reasonably predicted. These pools are not aggregated with other portfolios. Under the cost recovery method, no revenue is recognized until the Company has fully collected the cost of the portfolio, or until such time that the Company considers the collections to be probable and estimable and begins to recognize income based on the interest method as described above. At December 31, 2009 and 2008, the Company had unamortized purchased principal (purchase price) in pools accounted for under the cost recovery method of $2,940,165 and $3,668,133, respectively.

The Company establishes valuation allowances for all acquired accounts subject to ASC 310-30 to reflect only those losses incurred after acquisition (that is, the present value of cash flows initially expected at acquisition that are no longer expected to be collected). Valuation allowances are established only subsequent to acquisition of the accounts. At December 31, 2009 and 2008, the Company had an allowance against its finance receivables of $51,255,000 and $23,620,000, respectively. Prior to January 1, 2005, in the event that a reduction of the yield to as low as zero in conjunction with estimated future cash collections that were inadequate to amortize the carrying balance, an allowance charge would be taken with a corresponding write-off of the receivable balance.

The Company implements the accounting for income recognized on finance receivables under ASC 310-30 as follows. The Company creates each accounting pool using its projections of estimated cash flows and expected economic life. The Company then computes the effective yield that fully amortizes the pool to the end of its expected economic life based on the current projections of estimated cash flows. As actual cash flow results are recorded, the Company balances those results to the data contained in its proprietary models to ensure accuracy, then reviews each accounting pool watching for trends, actual performance versus projections and curve shape, sometimes re-forecasting future cash flows utilizing the Company's statistical models. The review process is primarily performed by the Company's finance staff; however, the Company's operational and statistical staffs may also be involved depending upon actual cash flow results achieved. To the extent there is overperformance, the Company will either increase the yield or release the allowance, if persuasive evidence indicates that the overperformance is considered to be a significant betterment, or, if the overperformance is considered more of an acceleration of cash flows (a timing difference), adjust future cash flows downward which effectively extends the amortization period, or take no action at all if the amortization period is reasonable and falls within the pools' expected economic life. To the extent there is underperformance, the Company will book an allowance if the underperformance is significant and will also consider revising future cash flows based on current period information, or take no action if the pool's amortization period is reasonable and falls within the currently projected economic life.

The Company capitalizes certain fees paid to third parties related to the direct acquisition of a portfolio of accounts. These fees are added to the acquisition cost of the portfolio and accordingly are amortized over the life of the portfolio using the interest method. The balance of the unamortized capitalized fees at December 31, 2009, 2008 and 2007 was $3,231,926, $3,078,560 and $2,434,916, respectively. During the years ended December 31, 2009, 2008 and 2007 the Company capitalized $969,927, $1,250,940 and $1,683,951, respectively, of these direct acquisition fees. During the years ended December 31, 2009, 2008 and 2007 the Company amortized $816,561, $607,296 and $571,756, respectively, of these direct acquisition fees.

The agreements to purchase the aforementioned receivables include general representations and warranties from the sellers covering account holder death or bankruptcy and accounts settled or disputed prior to sale. The representation and warranty period permitting the return of these accounts from the Company to the seller is typically 90 to 180 days. Any funds received from the seller of finance receivables as a return of purchase price are referred to as buybacks. Buyback funds are simply applied against the finance receivable balance received and are not included in the Company's cash collections from operations. In some cases, the seller will replace the returned accounts with new accounts in lieu of returning the purchase price. In that case, the old account is removed from the pool and the new account is added.

Commissions: The Company utilizes the provisions ASC Topic 605-45 "Principal Agent Considerations" ("ASC 605-45") to account for commission revenue from its contingent fee, skip-tracing and government processing and collection subsidiaries. ASC 605-45 requires an analysis to be completed to determine if certain revenues should be reported gross or reported net of their related operating expense. This analysis includes an assessment of who retains inventory/credit risk, which controls vendor selection, who establishes pricing and who remains the primary obligor on the transaction. The Company considers each of these factors to determine the correct method of recognizing revenue from its subsidiaries.

For the Company's contingent fee subsidiary, the portfolios which are placed for servicing are owned by its clients and are placed under a contingent fee commission arrangement. The Company's subsidiary is paid to collect funds from the client's debtors and earns a commission generally expressed as a percentage of the gross collection amount. The "Commissions" line of the income statement reflects the contingent fee amount earned, and not the gross collection amount. The Company ceased its Anchor contingent fee operation during the second quarter of 2008.

The Company's skip tracing subsidiary utilizes gross reporting under ASC 605-45. IGS generates revenue by working an account and successfully locating a customer for their client. An "investigative fee" is received for these services. In addition, the Company incurs "agent expenses" where it hires a third-party collector to effectuate repossession. In many cases the Company has an arrangement with its client which allows it to bill the client for these fees. The Company has determined these fees to be gross revenue based on the criteria in ASC 605-45 and they are recorded as such in the line item "Commissions," primarily because the Company is primarily liable to the third party collector. There is a corresponding expense in "Legal and agency fees and costs" for these pass-through items.

The Company's government processing and collection business's primary source of income is derived from servicing taxing authorities in several different ways: processing all of their tax payments and tax forms, collecting delinquent taxes, identifying taxes that are not being paid and auditing tax payments. The processing and collection pieces are standard commission based billings or fee for service transactions. When audits are conducted, there are two components. The first is a charge for the hours incurred on conducting the audit. This charge is for hours worked. This charge is up-charged from the actual costs incurred. The gross billing is a component of the line item "Commissions" and the expense is included in the line item "Compensation and employee services." The second item is for expenses incurred while conducting the audit. Most jurisdictions will reimburse the Company for direct expenses incurred for the audit including such items as travel and meals. The billed amounts are included in the line item "Commissions" and the expense component is included in its appropriate expense category, generally, "Other operating expenses."

Property and equipment: Property and equipment, including improvements that significantly add to the productive capacity or extend useful life, are recorded at cost, while maintenance and repairs are expensed currently. Property and equipment are depreciated over their useful lives using the straight-line method of depreciation. Software and computer equipment is amortized or depreciated over three to five years. Furniture and fixtures are depreciated over five years. Equipment is depreciated over five to seven years. Leasehold improvements are depreciated over the lesser of the useful life, which ranges from three to ten years, or the remaining term of the leased property. Building improvements are depreciated over ten to thirty-nine years. When property is sold or retired, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the income statement.

Intangible assets: With the acquisition of IGS on October 1, 2004, RDS on July 29, 2005, The Palmer Group on July 25, 2007, MuniServices on July 1, 2008, and BPA on August 1, 2008, the Company purchased certain tangible and intangible assets. Intangible assets purchased included client and customer relationships, non-compete agreements, trademarks and goodwill. In accordance FASB ASC Topic 350 "Intangibles-Goodwill and Other" ("ASC 350"), the Company amortizes intangible assets over their estimated useful lives. In addition, goodwill, pursuant to ASC 350, is not amortized but rather is reviewed at least annually for impairment. See Note 6 for additional disclosure.

Income taxes: The Company records a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with FASB ASC Topic 740 "Income Taxes" ("ASC 740"), the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. On July 13, 2006, the FASB issued guidance on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740. The Company adopted this guidance as of January 1, 2007 and recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of this guidance, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

Effective with the Company's 2002 tax filings, the Company adopted the cost recovery method of income recognition for tax purposes. The Company believes cost recovery to be an acceptable tax revenue recognition method for companies in the bad debt purchasing industry and results in the reduction of current taxable income as, for tax purposes, collections on finance receivables are applied first to principal to reduce the finance receivables to zero before any income is recognized.

The Company believes that it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the deferred tax assets. In the event that all or part of the deferred tax assets are determined not to be realizable in the future, a valuation allowance would be established and charged to earnings in the period such determination is made. Similarly, if the Company subsequently realizes deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in a positive adjustment to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on the Company's results of operations and financial position.

Advertising costs: Advertising costs are expensed when incurred.

Operating leases: General abatements or prepaid leasing costs are recognized on a straight-line basis over the life of the lease. In addition, future minimum lease payments (including the impact of rent escalations) are expensed on a straight-lined basis over the life of the lease. Material leasehold improvements are capitalized and depreciated over the remaining life of the lease.

Capital leases: Leases are analyzed to determine if they meet the definition of a capital lease as defined in FASB ASC Topic 840 "Leases" ("ASC 840"). Those lease arrangements that meet one of the four criteria are considered capital leases. As such, the leased asset is capitalized and amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. The lease is recorded as a liability with each payment amortizing the principal balance and a portion classified as interest expense.

Share-based compensation: Effective January 1, 2006, the Company adopted the provisions of FASB ASC Topic 718 "Compensation-Stock Compensation" ("ASC 718"), using the modified prospective approach. The adoption had no material impact on the Company's Consolidated Income Statement or on previously reported interim periods. See Note 13 for additional disclosure.

Use of estimates: The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates have been made by management with respect to the timing and amount of future cash collections of the Company's finance receivables portfolios. Actual results could differ from these estimates making it reasonably possible that a change in these estimates could occur within one year. On a quarterly basis, management reviews the estimates of future cash collections, and whether it is reasonably possible that its assessments of collectibility may change based on actual results and other factors.

Estimated fair value of financial instruments: The Company applies the provision of FASB ASC Topic 820 "Fair Value Measurements and Disclosures" ("ASC 820"). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also requires the consideration of differing levels of inputs in the determination of fair values. Based upon the fact there are no quoted prices in active markets or other observable market data, the Company used unobservable inputs for computation of the fair value of finance receivables, net. Disclosure of the estimated fair values of financial instruments often requires the use of estimates. See Note 12 for additional disclosure.

Recent Accounting Pronouncements: In December 2007, the FASB issued guidance which clarifies the accounting for business combinations in accordance with FASB ASC Topic 805 "Business Combinations" ("ASC 805"). The guidance establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. It also provides guidance for recognizing and measuring the goodwill acquired in the business combination, recognizing assets acquired and liabilities assumed arising from contingencies, and determining what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. The guidance is effective for acquisitions consummated in fiscal years beginning after December 15, 2008. The Company adopted the guidance on January 1, 2009, which had no material impact on its consolidated financial statements.

In December 2007, the FASB issued guidance on noncontrolling interests in consolidated financial statements. This guidance requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. The guidance is effective for fiscal years beginning after December 15, 2008 with early application prohibited. The Company adopted the guidance on January 1, 2009, which had no material impact on its consolidated financial statements.

In March 2008, the FASB issued disclosure requirements regarding derivative instruments and hedging activities. Entities must now provide enhanced disclosures on an interim and annual basis regarding how and why the entity uses derivatives; how derivatives and related hedged items are accounted for, and how derivatives and related hedged items affect the entity's financial position, financial results and cash flow. The guidance is effective for periods beginning on or after November 15, 2008. The Company adopted the guidance effective January 1, 2009 and has added the required narrative and tabular disclosure in Note 9 of its consolidated financial statements.

In April 2008, the FASB issued guidance regarding the determination of the useful life of intangible assets. In developing assumptions about renewal or extension options used to determine the useful life of an intangible asset, an entity needs to consider its own historical experience adjusted for entity-specific factors. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension options. The guidance is effective for fiscal years beginning after December 15, 2008. The Company adopted the guidance on January 1, 2009, which had no material impact on its consolidated financial statements.

In April 2009, the FASB issued guidance on determining fair value when the volume and level of activity for an asset or liability has significantly decreased, and in identifying transactions that are not orderly. Based on the guidance, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value. The guidance was effective on a prospective basis for interim and annual periods ending after June 15, 2009. The Company adopted the guidance during the second quarter of 2009, which had no material impact on its consolidated financial statements.

In April 2009, the FASB issued additional requirements regarding interim disclosures about the fair value of financial instruments which were previously only disclosed on an annual basis. Entities are now required to disclose the fair value of financial instruments which are not recorded at fair value in the financial statements in both their interim and annual financial statements. The standard is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted these requirements during the second quarter of 2009, and has added the required disclosure in Note 12 of its consolidated financial statements.

In April 2009, the FASB issued guidance on the recognition and presentation of other-than-temporary impairments on investments in debt securities. If an entity's management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than-temporary impairments into two components: 1) the amount related to credit losses (recorded in earnings), and 2) all other amounts (recorded in other comprehensive income). The guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, and will be applied to all existing and new investments in debt securities. The Company adopted the guidance during the second quarter of 2009, which had no material impact on its consolidated financial statements.

In May 2009, the FASB issued guidance on subsequent events which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This guidance, which falls under ASC Topic 855 "Subsequent Events", provides guidance on the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted the guidance during the second quarter of 2009, and its application had no impact on the Company's consolidated financial statements. The Company evaluated subsequent events through the date the accompanying consolidated financial statements were issued, which was February 16, 2010.

In June 2009, the FASB issued guidance on accounting for transfers of financial assets to improve the reporting for the transfer of financial assets. The guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company believes the guidance will have no material impact on its consolidated financial statements.

In June 2009, the FASB issued guidance on consolidation of variable interest entities to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. The guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company believes the guidance will have no material impact on its consolidated financial statements.

In June 2009, the FASB issued The FASB Accounting Standards Codification ("Codification"). The Codification became the single source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the Codification for the quarter ending September 30, 2009. There was no impact to its consolidated financial statements as this change is disclosure-only in nature.

3. Finance Receivables, net:

Changes in finance receivables, net for the years ended December 31, 2009 and 2008, were as follows (amounts in thousands):

	2009	2008
Balance at beginning of year	$ 563,830	$ 410,297
Acquisitions of finance receivables, net of buybacks	282,023	273,746
Cash collections	(368,003)	(326,699)
Income recognized on finance receivables, net	215,612	206,486
Cash collections applied to principal	(152,391)	(120,213)
Balance at end of year	$ 693,462	$ 563,830

At the time of acquisition, the life of each pool is generally estimated to be between 84 to 96 months based on projected amounts and timing of future cash collections using the proprietary models of the Company. As of December 31, 2009, the Company had $693,461,559 in finance receivables, net included in the consolidated balance sheet. Based upon current projections, cash collections applied to principal are estimated to be as follows for the following years ending December 31, (amounts in thousands):

2010	$	135,796
2011		163,609
2012		177,829
2013		124,429
2014		53,267
2015		28,879
2016		9,136
2017		517
	$	693,462

During the year ended December 31, 2009, the Company purchased $8.1 billion of face value of charged-off consumer receivables. During the year ended December 31, 2008, the Company purchased $4.6 billion of face value of charged-off consumer receivables. At December 31, 2009, the estimated remaining collections on the receivables purchased during 2009 and 2008 were $602.0 million and $372.0 million, respectively.

Accretable yield represents the amount of income recognized on finance receivables the Company can expect to generate over the remaining life of its existing portfolios based on estimated future cash flows. Additions represent the original expected accretable yield to be earned by the Company based on its proprietary buying models. Reclassifications from nonaccretable difference to accretable yield primarily result from the Company's increase in its estimate of future cash flows. Reclassifications to nonaccretable difference from accretable yield result from the Company's decrease in its estimates of future cash flows and allowance charges that exceed the Company's increase in its estimate of future cash flows. Changes in accretable yield for the years ended December 31, 2009 and 2008 were as follows (amounts in thousands):

	2009		2008	
Balance at beginning of year	$	551,735	$	492,268
Income recognized on finance receivables, net		(215,612)		(206,486)
Additions		408,935		288,854
Reclassifications (to)/from nonaccretable difference		(23,074)		(22,901)
Balance at end of year	$	721,984	$	551,735

The Company recorded allowance charges on pools that had underperformed the Company's most recent expectations during the years ended December 31, 2009, 2008 and 2007 as follows (amounts in thousands):

	2009		2008		2007	
Balance at beginning of year	$	23,620	$	4,230	$	1,300
Allowance charges recorded		28,765		20,405		3,210
Reversal of previously recorded allowance charges		(1,130)		(1,015)		(280)
Change in allowance charge		27,635		19,390		2,930
Balance at end of year	$	51,255	$	23,620	$	4,230

4. Accounts Receivable, net:

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and its customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The balance of the allowance for doubtful accounts as of December 31, 2009 and 2008 was $2.9 million and $2.0 million, respectively. The Company does not have any off balance sheet credit exposure related to its customers.

5. Operating Leases:

The Company rents office space and equipment under operating leases. Rental expense was $3,755,478, $3,060,710 and $2,511,842 for the years ended December 31, 2009, 2008 and 2007, respectively.

Future minimum lease payments for operating leases at December 31, 2009, are as follows (amounts in thousands):

2010	$	3,874
2011		3,813
2012		3,784
2013		3,758
2014		2,316
Thereafter		3,990
	$	21,535

6. Goodwill and Intangible Assets, net:

In connection with the acquisitions of IGS, RDS, The Palmer Group, MuniServices, and BPA, the Company purchased certain tangible and intangible assets. Intangible assets purchased included client and customer relationships, non-compete agreements, trademarks and goodwill. In accordance with ASC 350, the Company is amortizing the following intangible assets over the estimated useful lives as indicated:

	Customer Relationships	Non-Compete Agreements	Trademarks
IGS	7 years	3 years	-
RDS	10 years	3 years	-
The Palmer Group	2.4 years	-	-
MuniServices	11 years	3 years	14 years
BPA	10 years	2.4 years	-

Intangible assets consist of the following at December 31, 2009 and 2008 (amounts in thousands):

	2009	2008
Client and customer relationships	$ 17,823	$ 17,823
Non-compete agreements	2,527	2,527
Trademarks	2,100	2,100
Accumulated amortization	(11,694)	(9,021)
Intangible assets, net	$ 10,756	$ 13,429

The combined original weighted average amortization period is 9.14 years. The Company reviews these relationships at least annually for impairment. Total amortization expense for the years ended December 31, 2009, 2008 and 2007 was $2,673,108, $2,140,942 and $1,834,404, respectively.

Amortization expense relating to the non-compete agreements is calculated on a straight-line method (which approximates the pattern of economic benefit concept) for the IGS, MuniServices and BPA non-compete agreements and a pattern of economic benefit concept for the RDS non-compete agreements. Amortization expense relating to the client and customer relationships is calculated using a pattern of economic benefit concept for the

IGS, RDS and MuniServices acquisitions, straight-line over the length of the contract for The Palmer Group acquisition and straight-line over their estimated useful lives of ten years for the BPA acquisition. Amortization expense relating to the trademarks is calculated using a pattern of economic benefit concept for the MuniServices acquisition. The pattern of economic benefit concept relies on expected net cash flows from all existing clients. The rate of amortization of the client relationships will fluctuate annually to match these original expected cash flows.

The future amortization of these intangible assets is estimated to be as follows as of December 31, 2008 (amounts in thousands):

2010	$	2,552
2011		2,033
2012		1,414
2013		1,190
2014		1,007
Thereafter		2,560
	$	10,756

In addition, goodwill, pursuant to ASC 350, is not amortized but rather is reviewed at least annually for impairment. During the fourth quarter of 2009, the Company underwent its annual review of goodwill. Based upon the results of this review, which was conducted as of October 1, 2009, no impairment charges to goodwill or the other intangible assets were necessary as of the date of this review. The Company believes that nothing has occurred since the review was performed through December 31, 2009, that would indicate a triggering event and thereby necessitate an impairment charge to goodwill or the other intangible assets. At December 31, 2009 and December 31, 2008, the carrying value of goodwill was $29,298,717 and $27,545,582, respectively. The $1,753,135 increase in the carrying value of goodwill during the year ended December 31, 2009, relates to additional purchase price consideration paid relating to the acquisitions of MuniServices and BPA.

7. 401(k) Retirement Plan:

The Company sponsors a defined contribution plan. Under the plan, all employees over twenty-one years of age are eligible to make voluntary contributions to the plan up to 100% of their compensation, subject to Internal Revenue Service limitations after completing six months of service, as defined in the plan. The Company makes matching contributions of up to 4% of an employee's salary. Total compensation expense related to these contributions was $1,141,785, $959,902 and $843,387 for the years ended December 31, 2009, 2008 and 2007, respectively.

8. Line of Credit:

On November 29, 2005, the Company entered into a Loan and Security Agreement for a revolving line of credit. The agreement has been amended six times to add additional lenders and ultimately increase the total availability of credit under the line to $365 million. The agreement is a line of credit in an amount equal to the lesser of $365 million or 30% of the Company's ERC of all its eligible asset pools. Borrowings under the revolving credit facility bear interest at a floating rate equal to the one month LIBOR Market Index Rate plus 1.40%, which was 1.63% at December 31, 2009, and the facility expires on May 2, 2011. The Company also pays an unused line fee equal to three-tenths of one percent, or 30 basis points, on any unused portion of the line of credit. The loan is collateralized by substantially all the tangible and intangible assets of the Company. The agreement provides as follows:

- monthly borrowings may not exceed 30% of ERC;
- funded debt to EBITDA (defined as net income, less income or plus loss from discontinued operations and extraordinary items, plus income taxes, plus interest expense, plus depreciation, depletion, amortization (including finance receivable amortization) and other non-cash charges) ratio must be less than 2.0 to 1.0 calculated on a rolling twelve-month average;

- tangible net worth must be at least 100% of tangible net worth reported at September 30, 2005, plus 25% of cumulative positive net income since the end of such fiscal quarter, plus 100% of the net proceeds from any equity offering without giving effect to reductions in tangible net worth due to repurchases of up to $100 million of the Company's common stock; and
- restrictions on change of control.

As of December 31, 2009 and 2008, outstanding borrowings under the facility totaled $319.3 million and $268.3 million, respectively, of which $50 million was part of the non-revolving fixed rate sub-limit which bears interest at 6.80% and expires on May 4, 2012. As of December 31, 2009, the Company is in compliance with all of the covenants of the agreement.

9. Derivative Instruments:

The Company may periodically enter into derivative financial instruments, typically interest rate swap agreements, to reduce its exposure to fluctuations in interest rates on variable-rate debt and their impact on earnings and cash flows. The Company does not utilize derivative financial instruments with a level of complexity or with a risk greater than the exposure to be managed nor does it enter into or hold derivatives for trading or speculative purposes. The Company periodically reviews the creditworthiness of the swap counterparty to assess the counterparty's ability to honor its obligation. Counterparty default would expose the Company to fluctuations in variable interest rates. Based on the guidance of ASC 815, the Company records derivative financial instruments at fair value.

On December 16, 2008, the Company entered into a forward starting interest rate swap transaction (the "Swap") with J.P. Morgan Chase Bank, National Association pursuant to an ISDA Master Agreement which contains customary representations, warranties and covenants. The Swap has an effective date of January 1, 2010, with an initial notional amount of $50,000,000. Under the Swap, the Company will receive a floating interest rate based on 1-month LIBOR Market Index Rate and will pay a fixed interest rate of 1.89% through maturity of the Swap on May 1, 2011. Notwithstanding the terms of the Swap, the Company is ultimately obligated for all amounts due and payable under the credit facility.

The Company's financial derivative instrument is designated and qualifies as a cash flow hedge, and the effective portion of the gain or loss on such hedge is reported as a component of other comprehensive income in the consolidated financial statements. To the extent that the hedging relationship is not effective, the ineffective portion of the change in fair value of the derivative is recorded in interest expense) The hedge was considered effective for the period from December 16, 2008 through December 31, 2008 and for the year ended December 31, 2009. Therefore, no amount has been recorded in the consolidated income statements related to the hedge's ineffectiveness during 2008 or the year ended December 31, 2009. Hedges that receive designated hedge accounting treatment are evaluated for effectiveness at the time that they are designated, as well as throughout the hedging period.

The following table sets forth the fair value amounts of derivative instruments held by the Company at December 31, 2009 and 2008 (amounts in thousands):

	2009		2008	
Derivatives designated as hedging instruments under ASC 815:	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest rate swap contracts	$ -	$ 701	$ 89	$ -
Total derivatives	$ -	$ 701	$ 89	$ -

Liability and asset derivatives are recorded in the liability and other asset section of the accompanying consolidated balance sheets, respectively.

The following table sets forth the gain (loss) recorded in Accumulated Other Comprehensive Income/(Loss) ("AOCI"), net of tax, for the years ended December 31, 2009 and 2008, for derivatives held by the Company as well as any gain (loss) reclassified from AOCI into income (amounts in thousands):

	2009		
Derivatives designated as hedging instruments under ASC 815:	Amount of Gain or (Loss) Recognized in Other Comprehensive Income on Derivatives (Effective Portion)	Location of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)
Interest rate swap contracts	$ (517)	interest income/(expense)	$ -
Total derivatives	$ (517)		$ -

	2008		
Derivatives designated as hedging instruments under ASC 815:	Amount of Gain or (Loss) Recognized in Other Comprehensive Income on Derivatives (Effective Portion)	Location of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)
Interest rate swap contracts	$ 89	interest income/(expense)	$ -
Total derivatives	$ 89		$ -

Amounts in accumulated other comprehensive income (loss) will be reclassified into earnings under certain situations; for example, if the occurrence of the transaction is no longer probable or no longer qualifies for hedge accounting. The Company expects to reclassify approximately $645,000 currently included in other accumulated other comprehensive income (loss) into interest expense within the next 12 months.

10. Property and equipment, net:

Property and equipment, at cost, consist of the following as of December 31, 2009 and 2008 (amounts in thousands):

	2009	2008
Software	$ 16,542	$ 14,380
Computer equipment	8,869	7,951
Furniture and fixtures	5,624	5,150
Equipment	6,040	5,370
Leasehold improvements	3,277	3,449
Building and improvements	6,045	5,948
Land	992	992
Accumulated depreciation and amortization	(25,525)	(19,356)
Property and equipment, net	$ 21,864	$ 23,884

Depreciation and amortization expense, relating to property and equipment, for the years ended December 31, 2009, 2008 and 2007 was $6,539,823, $5,283,058 and $3,682,686, respectively.

Beginning in July 2006 upon initiation of certain internally developed software projects, in accordance with the guidance of FASB ASC Topic 350-40 "Internal-Use Software" ("ASC 350-40"), the Company began capitalizing qualifying computer software costs incurred during the application development stage and amortizing them over their estimated useful life of three to seven years on a straight-line basis beginning when the project is completed. Costs associated with preliminary project stage activities, training, maintenance and all other post implementation stage activities are expensed as incurred. The Company's policy provides for the capitalization of certain direct payroll costs for employees who are directly associated with internal use computer software projects, as well as external direct costs of services associated with developing or obtaining internal use software. Capitalizable personnel costs are limited to the time directly spent on such projects. As of December 31, 2009 and 2008, the Company has incurred and capitalized $2,774,444 and $1,036,275, respectively, of these direct payroll costs related to software developed for internal use. As of December 31, 2009 and 2008, $1,514,489 and $593,560, respectively, of these costs are for projects that are in the development stage and therefore are a component of "Other assets". Once the projects are completed the costs will be transferred to Software and amortized over their estimated useful life of three to seven years. Amortization expense and remaining unamortized costs relating to this internally developed software as of and for the year ended December 31, 2009 were $128,622 and $1,021,336, respectively. Amortization expense and remaining unamortized costs relating to this internally developed software as of and for the year ended December 31, 2008 were $88,543 and $332,718, respectively.

11. Long-Term Debt:

On February 6, 2009, the Company entered into a commercial loan agreement to finance computer software and equipment purchases in the amount of $2,036,114. The loan is collateralized by the related computer software and equipment. The loan is a three year loan with a fixed rate of 4.78% with monthly installments, including interest, of $60,823 beginning on March 31, 2009, and it matures on February 28, 2012.

12. Estimated Fair Value of Financial Instruments:

The accompanying consolidated financial statements include various estimated fair value information as of December 31, 2009 and 2008, as required by ASC 820. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also requires the consideration of differing levels of inputs in the determination of fair values. Based upon the fact there are no quoted prices in active markets or other observable market data, the Company used unobservable inputs for computation of the fair value of finance receivables, net. Disclosure of the estimated fair values of financial instruments often requires the use of estimates. The Company uses the following methods and assumptions to estimate the fair value of financial instruments.

Cash and cash equivalents: The carrying amount approximates fair value.

Finance receivables, net: The Company records purchased receivables at cost, which represents a significant discount from the contractual receivable balances due. The cost of the receivables is reduced as cash is received based upon the guidance of ASC 310-30. The carrying amount of finance receivables, net, as of December 31, 2009 was approximately $693 million. The Company computed the fair value of these receivables using proprietary pricing models that the Company utilizes to make portfolio purchase decisions. As of December 31, 2009 and 2008, using the aforementioned methodology, the Company computed the approximate fair value to be $839 million and $565 million, respectively.

Long-term debt: The carrying amount approximates fair value, as the interest rates approximate the rate currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

Line of credit: The carrying amount approximates fair value, as the interest rates approximate the rate currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

Derivative instrument: The interest rate swap is recorded at fair value, which is determined using pricing models developed based on the LIBOR swap rate and other observable market data, adjusted for nonperformance risk of both the counterparty and the Company. This instrument is valued using level two inputs per ASC 820.

13. Share-Based Compensation:

The Company has a stock option and nonvested share plan. The Company created the 2002 Stock Option Plan (the "Plan") on November 7, 2002. The Plan was amended in 2004 (the "Amended Plan") to enable the Company to issue nonvested shares of stock to its employees and directors. The Amended Plan was approved by the

Company's shareholders at its Annual Meeting on May 12, 2004. Up to 2,000,000 shares of common stock may be issued under the Amended Plan. The Amended Plan expires November 7, 2012.

Effective January 1, 2006, the Company adopted the provisions of ASC 718, using the modified prospective approach. The adoption had no material impact on the Company's Consolidated Income Statement or on previously reported interim periods. As of December 31, 2009, total future compensation costs related to nonvested awards of nonvested shares (not including nonvested shares granted under the Long-Term Incentive Program) is estimated to be $2.5 million with a weighted average remaining life of 2.5 years (not including nonvested shares granted under the Long-Term Incentive Programs). As of December 31, 2009, there is no future compensation costs related to stock options and the remaining vested stock options have a weighted average remaining life of 0.9 years. Based upon historical data, the Company used an annual forfeiture rate of 14% for stock options and 15-40% for nonvested shares for most of the employee grants. Grants made to key employee hires and directors of the Company were assumed to have no forfeiture rates associated with them due to the historically low turnover among this group. In addition, commensurate with the adoption of the guidance, all previous references to "restricted" stock are now referred to as "nonvested" shares.

Total share-based compensation expense was $3,819,915, $140,590 and $2,575,253 for the years ended December 31, 2009, 2008 and 2007, respectively. The Company, in conjunction with the renewal of employment agreements with its Named Executive Officers and other senior executives, awarded nonvested shares which vested on January 1, 2009. As a result of the vesting of these shares, the Company recorded stock-based compensation expense in connection with these shares, in the amount of approximately $1.4 million during the first quarter of 2009. Tax benefits resulting from tax deductions in excess of share-based compensation expense recognized under the fair value recognition provisions of ASC 718 (windfall tax benefits) are credited to additional paid-in capital in the Company's Consolidated Balance Sheets. Realized tax shortfalls are first offset against the cumulative balance of windfall tax benefits, if any, and then charged directly to income tax expense. The total tax benefit realized from share-based compensation expense was approximately $2.2 million, $0.9 million and $2.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock Options

The Company created the 2002 Stock Option Plan on November 7, 2002. The plan was amended in 2004 to enable the Company to issue restricted shares of stock to its employees and directors. Up to 2,000,000 shares of common stock may be issued under the Amended Plan. The Amended Plan expires November 7, 2012. All options issued under the Amended Plan vest ratably over five years. Granted options expire seven years from grant date. Expiration dates range between November 7, 2009 and January 16, 2011. Options granted to a single person cannot exceed 200,000 in a single year. As of December 31, 2009, 895,000 options have been granted under the Amended Plan, of which 118,955 have been cancelled and are eligible for regrant. These options are accounted for under ASC 718 and all expenses for 2009, 2008 and 2007 are included in earnings as a component of compensation and employee services expense.

The following summarizes all option related transactions from December 31, 2006 through December 31, 2009 (amounts in thousands, except per share amounts):

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Fair Value
December 31, 2006	301	$ 16.43	$ 3.27
Exercised	(130)	15.97	3.33
Cancelled	(8)	13.00	2.71
December 31, 2007	163	16.97	3.25
Exercised	(38)	15.87	3.31
Cancelled	(2)	21.50	4.60
December 31, 2008	123	17.24	3.21
Exercised	(116)	16.51	3.24
December 31, 2009	7	$ 29.41	$ 2.70

All of the stock options were issued to employees of the Company except for 40,000 that were issued to non-employee directors. Non-employee directors were granted 20,000 stock options in 2004. No stock options were granted in 2009, 2008 or 2007. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007, was approximately $2.7 million, $0.9 million, and $4.1 million, respectively.

The following information is as of December 31, 2009 (amounts in thousands except per share amounts):

	Options Outstanding				Options Exercisable		
Exercise Prices	Number Outstanding	Average Remaining Contractual Life	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value
$ 28.45 - $ 29.79	7	1.0	29.41	108	7	29.41	108
Total as of December 31, 2009	7	1.0	$ 29.41	$ 108	7	$ 29.41	$ 108

The Company utilizes the Black-Scholes option-pricing model to calculate the value of the stock options when granted. This model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options. In addition, changes to the subjective input assumptions can result in materially different fair market value estimates. Therefore, the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options.

Nonvested Shares

With the exception of the awards made pursuant to the Long-Term Incentive Program and a few employee and director grants, the terms of the nonvested share awards are similar to those of the stock option awards, wherein the nonvested shares vest ratably over five years and are expensed over their vesting period. In addition, in conjunction with the renewal of their employment agreements, the Company's Named Executive Officers and other senior executives were awarded nonvested shares which vested on January 1, 2009. As a result of the vesting of these shares, the Company recorded share-based compensation expense in connection with these shares, in the amount of approximately $1.4 million during the first quarter of 2009.

The following summarizes all nonvested share transactions from December 31, 2006 through December 31, 2009(amounts in thousands except per share amounts):

	Nonvested Shares Outstanding	Weighted-Average Price at Grant Date
December 31, 2006	171	$ 40.59
Granted	9	43.42
Vested	(41)	38.74
Cancelled	(16)	38.23
December 31, 2007	123	41.72
Granted	27	37.47
Vested	(37)	39.55
Cancelled	(15)	40.05
December 31, 2008	98	41.60
Granted	70	34.22
Vested	(82)	36.62
Cancelled	(5)	42.20
December 31, 2009	81	$ 40.24

The total grant date fair value of shares vested during the years ended December 31, 2009, 2008 and 2007, was $3,014,339, $1,446,897 and $1,584,621, respectively.

Long-Term Incentive Programs

Pursuant to the Amended Plan, on March 30, 2007, January 4, 2008 and January 20, 2009, the Compensation Committee approved the grant of 96,550, 80,000 and 108,720 performance-based nonvested shares, respectively. The shares were granted to key employees of the Company. For both the 2007 and 2008 grants, no estimated compensation costs have been accrued because the achievements of the performance targets of the programs were deemed unlikely to be achieved. In the future, if the Company believes that the performance targets of the programs will be achieved, an adjustment to the expense will be made at that time based on the probable outcome. The 2009 grant is performance based and cliff vests after the requisite service period of two to three years if certain financial goals are met. The goals are based upon diluted earnings per share ("EPS") totals for 2009, the return on owners' equity for the three-year period beginning on January 1, 2009 and ending December 31, 2011, and the relative total shareholder return as compared to a peer group, for the same three year period. The number of shares vested can double if the financial goals are exceeded or no shares can vest if the financial goals are not met. The Company is expensing the nonvested share grant over the requisite service period of two to three years beginning on January 1, 2009. If the Company believes that the number of shares granted will be more or less than originally projected, an adjustment to the expense will be made at that time based on the probable outcome. At December 31, 2009, no compensation expense relating to the EPS goal has been accrued as the achievement of the EPS goal is not likely to be achieved. At December 31, 2009, total future compensation costs related to nonvested share awards granted under the 2009 Long-Term Incentive Program are estimated to be approximately $1.2 million. The Company assumed a 7.5% forfeiture rate for this grant and the remaining shares have a weighted average life of 2.00 years at December 31, 2009.

14. Earnings per Share:

Basic EPS are computed by dividing income available to common shareholders by weighted average common shares outstanding. Diluted EPS are computed using the same components as basic EPS with the denominator adjusted for the dilutive effect of stock options and nonvested share awards. Share-based awards that are contingent upon the attainment of performance goals are not included in the computation of diluted EPS until the performance goals have been attained. The dilutive effect of stock options and nonvested shares is computed using the treasury stock method, which assumes any proceeds that could be obtained upon the exercise of stock options and vesting of nonvested shares would be used to purchase common shares at the average market price for the period. The assumed proceeds include the windfall tax benefit that would be received upon assumed exercise. The following table provides a reconciliation between the computation of basic EPS and diluted EPS for the years ended December 31, 2009, 2008 and 2007 (amounts in thousands, except per share amounts):

	For the years ended December 31,								
	2009			2008			2007		
		Weighted Average			Weighted Average			Weighted Average	
	Net Income	Common Shares	EPS	Net Income	Common Shares	EPS	Net Income	Common Shares	EPS
Basic EPS	$44,306	15,420	$2.87	$45,362	15,229	$2.98	$48,241	15,646	$3.08
Dilutive effect of stock options and nonvested share awards		34			63			133	
Diluted EPS	$44,306	15,454	$2.87	$45,362	15,292	$2.97	$48,241	15,779	$3.06

As of December 31, 2009, 2008 and 2007, there were no antidilutive options outstanding.

15. Stockholders' Equity:

Shares of common stock outstanding were as follows for the years ended December 31, 2009, 2008 and 2007 (amounts in thousands):

	Common Stock
December 31, 2006	15,987
Exercise of options and vesting of nonvested shares	171
Issuance of common stock for acquisition	1
Repurchase and cancellation of common stock	(1,000)
December 31, 2007	15,159
Exercise of options and vesting of nonvested shares	75
Issuance of common stock for acquisition	52
December 31, 2008	15,286
Exercise of options and vesting of nonvested shares	198
Issuance of common stock for acquisition	30
December 31, 2009	15,514

Cash Dividends Paid on Common Stock:

On April 23, 2007, the Company's Board of Directors authorized a special one-time cash dividend of $1.00 per share with a record date of May 9, 2007. The cash dividends were paid on June 8, 2007 and totaled $16,069,694. There were no cash dividends paid or authorized during 2009 or 2008.

Share Repurchase Program:

On April 23, 2007, the Company's Board of Directors authorized a share repurchase program to buyback one million of the Company's outstanding shares of common stock on the open market. The timing and volume of share purchases were dependent on several factors, including market conditions. During the year ended December 31, 2007, the Company purchased 1,000,000 shares of its common stock at an average per share price of $50.56. The program was completed during 2007 and no shares were repurchased in 2009 or 2008.

16. Income Taxes:

The Company records an income tax provision for the anticipated tax consequences of the reported results of operations. In accordance with ASC 740, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets and liabilities are expected to be realized or settled.

On July 13, 2006, the FASB issued guidance on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with the guidance is a two-step process. The first step is recognition: the enterprise determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

The Company adopted the provisions for accounting for uncertain tax positions with respect to all of its tax positions as of January 1, 2007. There were no unrecognized tax benefits as of December 31, 2009 and 2008. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (amounts in thousands):

	2009	2008
Balance at January 1	$ -	$ 180
Decrease due to lapse of statute of limitations	-	(180)
Balance at December 31	$ -	$ -

The Company was notified on June 21, 2007 that it was being examined by the Internal Revenue Service for the 2005 calendar year. The IRS has concluded its audit and on March 19, 2009 issued Form 4549-A, Income Tax Examination Changes for tax years ending December 31, 2007, 2006 and 2005. The IRS has proposed that cost recovery for tax revenue recognition does not clearly reflect taxable income and that unused line fees paid on credit facilities should be capitalized and amortized rather than taken as a current deduction. On April 22, 2009, the Company filed a formal protest of the findings contained in the examination report prepared by the IRS. The Company believes it has sufficient support for the technical merits of its positions and that it is more-likely-than-not these positions will ultimately be sustained; therefore, a reserve for uncertain tax positions is not necessary for these tax positions. If the Company is unsuccessful in its appeal, it might be required to pay the related deferred taxes and any potential interest in the near-term, possibly requiring additional financing from other sources.

As of December 31, 2009, the tax years subject to examination by the major taxing jurisdictions, including the Internal Revenue Service, are 2003 and 2005 and subsequent years. The 2003 tax year remains open to examination because of a net operating loss that originated in that year but was not fully utilized until the 2005 tax year. The 2005 tax year is extended through April 30, 2011.

ASC 740 requires the recognition of interest, if the tax law would require interest to be paid on the underpayment of taxes, and recognition of penalties, if a tax position does not meet the minimum statutory threshold to avoid payment of penalties. Penalties and interest may be classified as either penalties and interest expense or income tax expense. Management has elected to classify accrued penalties and interest as income tax expense. Accrued penalties and interest as of January 1, 2007, in the amount of $77,000, were recorded to beginning of year retained earnings. Since January 1, 2007, the Company has accrued additional interest of approximately $34,000. Due to the approved application for change in accounting method, the balance of accrued penalties and interest was reduced by $67,000 during 2007. As a result of the lapse in the statute of limitations, the 2004 tax year closed as of September 15, 2008 resulting in the reversal of the remaining $44,000 of accrued interest. No interest or penalties were accrued or reversed in 2009.

The income tax expense recognized for the years ended December 31, 2009, 2008 and 2007 is composed of the following (amounts in thousands):

For the year ended December 31, 2009	Federal	State	Total
Current tax benefit	$ (707)	$ 177	$ (530)
Deferred tax expense	24,645	4,282	$ 28,927
Total income tax expense	$ 23,938	$ 4,459	$ 28,397

For the year ended December 31, 2008	Federal	State	Total
Current tax benefit	$ (2,108)	$ (362)	$ (2,470)
Deferred tax expense	26,414	4,440	30,854
Total income tax expense	$ 24,306	$ 4,078	$ 28,384

For the year ended December 31, 2007	Federal	State	Total
Current tax expense	$ 4,870	$ 454	$ 5,324
Deferred tax expense	21,229	3,105	24,334
Total income tax expense	$ 26,099	$ 3,559	$ 29,658

The Company has recognized a net deferred tax liability of $117,206,100 and $88,069,756 as of December 31, 2009 and 2008, respectively. The components of this net deferred tax liability are as follows (amounts in thousands):

	2009	2008
Deferred tax assets:		
Employee compensation	$ 749	$ 529
Allowance for doubtful accounts	760	794
Federal and state tax credit carryforward	714	685
State net operating loss carryforward	158	59
Accrued liabilities	1,171	-
Intangible assets and goodwill	525	379
Section 467 leases	373	277
Other	243	74
Total deferred tax assets	4,693	2,797
Deferred tax liabilities:		
Depreciation expense	1,058	788
Prepaid expenses	687	658
Cost recovery	120,154	89,421
Total deferred tax liability	121,899	90,867
Net deferred tax liabilities	$ 117,206	$ 88,070

A valuation allowance has not been provided at December 31, 2009 or 2008 since management believes it is more likely than not that the deferred tax assets will be realized. In the event that all or part of the deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. Similarly, if the Company subsequently realizes deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in a positive adjustment to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on the Company's results of operations and financial position. At December 31, 2009, the Company had state income tax credit carryforwards of approximately $1.1 million which will begin to expire starting in the year ending December 31, 2021. The Company also incurred state net operating loss carryforwards in 2009 and 2008 of approximately $2.0 million and $1.9 million, respectively, of which approximately $150,000 will begin to expire starting in the year ending December 31, 2013 and the remainder starting in the year ending December 31, 2018.

The Company believes cost recovery to be an acceptable tax revenue recognition method for companies in the bad debt purchasing industry and results in the reduction of current taxable income as, for tax purposes, collections on finance receivables are applied first to principal to reduce the finance receivables to zero before any taxable income is recognized. The temporary difference from the use of cost recovery for income tax purposes resulted in a deferred tax liability at December 31, 2009 and 2008.

A reconciliation of the Company's expected tax expense at statutory tax rates to actual tax expense for the years ended December 31, 2009, 2008 and 2007 consists of the following components (amounts in thousands):

	2009	2008	2007
Federal tax at statutory rates	$ 25,446	$ 25,811	$ 27,265
State tax expense, net of federal benefit	2,706	2,651	2,313
Other	245	(78)	80
Total income tax expense	$ 28,397	$ 28,384	$ 29,658

17. Commitments and Contingencies:

Employment Agreements:

The Company has employment agreements with all of its executive officers and with several members of its senior management group, most of which expire on December 31, 2011. Such agreements provide for base salary payments as well as bonuses which are based on the attainment of specific management goals. Future compensation under these agreements is approximately $11.5 million. The agreements also contain confidentiality and non-compete provisions.

Litigation:

The Company is from time to time subject to routine legal claims and proceedings, most of which are incidental to the ordinary course of its business. The Company initiates lawsuits against consumers and is occasionally countersued by them in such actions. Also, consumers, either individually, as a member of a class action, or through a governmental entity on behalf of consumers, may initiate litigation against the Company, in which they allege that the Company has violated a state or federal law in the process of collecting on an account. From time to time, other types of lawsuits are brought against the Company. While it is not expected that these or any other legal proceedings or claims in which the Company is involved will, either individually or in the aggregate, have a material adverse impact on the Company's results of operations, liquidity or its financial condition, the matter described below falls outside of the normal parameters of the Company's routine legal proceedings.

PRA is currently a defendant in a purported class action counterclaim entitled PRA v. Barkwell, 4:09-cv-00113-CDL, which was originally filed in the Superior Court of Muscogee County, Georgia. The counterclaim, which was filed against PRA, the National Arbitration Forum ("NAF") and MBNA American Bank, N.A., on July 29, 2009, has since been removed to the United States District Court for the Middle District of Georgia, where it is currently pending. The counterclaim alleges that in pursuing arbitration claims against Barkwell and other consumer debtors, pursuant to the terms and conditions of their respective cardholder agreements, PRA breached a duty of good faith and fair dealing and made negligent misrepresentations concerning its "arbitration practices." The plaintiffs are seeking, among other things, to vacate the arbitration awards that PRA has obtained before NAF and have PRA disgorge the amounts collected with respect to such awards. It is not possible at this time to accurately estimate the possible loss, if any. PRA believes it has meritorious defenses to the allegations made in this counterclaim and intends to defend itself vigorously against them.

PRA is currently a defendant in a purported enforcement action brought by the Attorney General for the State of Missouri that is currently pending in the United States District Court for the Eastern District of Missouri. The action seeks relief for Missouri consumers that have allegedly been injured as a result of certain collection practices of PRA. It is not possible at this time to estimate the possible loss, if any. PRA has vehemently denied any wrongdoing herein and believes it has meritorious defenses to each allegation in the complaint.

Forward Flow Agreements:

The Company is party to several forward flow agreements that allow for the purchase of defaulted consumer receivables at pre-established prices. The maximum remaining amount to be purchased under forward flow agreements at December 31, 2009 is approximately $157.0 million.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures. We maintain disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the principal executive officer and principal financial officer have concluded that, as of December 31, 2009, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting. We are responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on its assessment, management has determined that, as of December 31, 2009, its internal control over financial reporting was effective based on the criteria set forth in the COSO framework. The Company's independent registered public accounting firm, KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2009 which is included herein.

Changes in Internal Control Over Financial Reporting. There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The following table sets forth certain information as of February 1, 2010 about the Company's directors and executive officers.

Name	Position	Age
Steven D. Fredrickson ..	President, Chief Executive Officer and Chairman of the Board	50
Kevin P. Stevenson......	Executive Vice President, Chief Financial and Administrative Officer, Treasurer and Assistant Secretary	45
Craig A. Grube	Executive Vice President — Acquisitions	49
Judith S. Scott	Executive Vice President, General Counsel and Secretary	64
William P. Brophey	Director*	72
Penelope W. Kyle	Director	62
David N. Roberts	Director	47
Scott M. Tabakin	Director*	51
James M. Voss	Director*	67

* Member of the Company's audit committee (the "Audit Committee"), which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. In the opinion of the Board, Mr. Voss and Mr. Tabakin are independent directors who qualify as "audit committee financial experts," pursuant to Section 401(h) of Regulations S-K.

Steven D. Fredrickson, President, Chief Executive Officer and Chairman of the Board. Prior to co-founding Portfolio Recovery Associates in 1996, Mr. Fredrickson was Vice President, Director of Household Recovery Services' ("HRSC") Portfolio Services Group from late 1993 until February 1996. At HRSC Mr. Fredrickson was ultimately responsible for HRSC's portfolio sale and purchase programs, finance and accounting, as well as other functional areas. Prior to joining HRSC, he spent five years with Household Commercial Financial Services managing a national commercial real estate workout team and five years with Continental Bank of Chicago as a member of the FDIC workout department, specializing in corporate and real estate workouts. He received a B.S. degree from the University of Denver and a M.B.A. degree from the University of Illinois. He is a past board member of the American Asset Buyers Association.

Kevin P. Stevenson, Executive Vice President, Chief Financial and Administrative Officer, Treasurer and Assistant Secretary. Prior to co-founding Portfolio Recovery Associates in 1996, Mr. Stevenson served as Controller and Department Manager of Financial Control and Operations Support at HRSC from June 1994 to March 1996, supervising a department of approximately 30 employees. Prior to joining HRSC, he served as Controller of Household Bank's Regional Processing Center in Worthington, Ohio where he also managed the collections, technology, research and ATM departments. While at Household Bank, Mr. Stevenson participated in eight bank acquisitions and numerous branch acquisitions or divestitures. He is a certified public accountant and received his B.S.B.A. with a major in accounting from the Ohio State University.

Craig A. Grube, Executive Vice President, Acquisitions. Prior to joining Portfolio Recovery Associates in March 1998, Mr. Grube was a senior officer and director of Anchor Fence, Inc., a manufacturing and distribution business from 1989 to March 1997, when the company was sold. Between the time of the sale and March 1998, Mr. Grube continued to work for Anchor Fence. Prior to joining Anchor Fence, he managed distressed corporate debt for the FDIC at Continental Illinois National Bank for five years. He received his B.A. degree from Boston College and his M.B.A. degree from the University of Illinois.

Judith S. Scott, Executive Vice President, General Counsel and Secretary. Prior to joining Portfolio Recovery Associates in March 1998, Ms. Scott held senior positions, from 1991 to March 1998, with Old Dominion University as Director of its Virginia Peninsula campus; from 1985 to 1991, as General Counsel of a computer manufacturing firm; as Senior Counsel in the Office of the Governor of Virginia from 1982 to 1985; as Senior Counsel for the Virginia Housing Development Authority from 1976 to 1982, and as Assistant Attorney General for the Commonwealth of Virginia from 1975 to 1976. Ms. Scott received her B.S. in business administration from

Virginia State University, a post baccalaureate degree in economics from Swarthmore College, and a J.D. from the Catholic University School of Law.

William P. Brophey, Director. Mr. Brophey was appointed as a director of Portfolio Recovery Associates in 2002 and subsequently elected at the Company's next Annual Meeting of Stockholders. Currently retired, Mr. Brophey has more than 35 years of experience as president and chief executive officer of Brad Ragan, Inc., a (formerly) publicly traded automotive product and service retailer and as a senior executive at The Goodyear Tire and Rubber Company. Throughout his career, he held numerous field and corporate positions at Goodyear in the areas of wholesale, retail, credit, and sales and marketing, including general marketing manager, commercial tire products. He served as president and chief executive officer and a member of the board of directors of Brad Ragan, Inc. (a 75% owned public subsidiary of Goodyear) from 1988 to 1996, and vice chairman of the board of directors from 1994 to 1996, when he was named vice president, original equipment tire sales world wide at Goodyear. From 1998 until his retirement in 2000, he was again elected president and chief executive officer and vice chairman of the board of directors of Brad Ragan, Inc. Mr. Brophey has a business degree from Ohio Valley College and attended advanced management programs at Kent State University, Northwestern University, Morehouse College and Columbia University.

Penelope W. Kyle, Director. Ms. Kyle was appointed as a director of Portfolio Recovery Associates in 2005 and subsequently elected at the Company's next Annual Meeting of Stockholders. Ms. Kyle presently serves as President of Radford University. Prior to her appointment as President of Radford University in June 2005, she had served since 1994 as Director of the Virginia Lottery. Earlier in her career, she worked as an attorney at the law firm McGuire, Woods, Battle and Boothe, in Richmond, Virginia. Ms. Kyle was later employed at CSX Corporation, where during a 13-year career she became the company's first female officer and a vice president in the finance department. Ms. Kyle currently serves on the Fulbright Board for the United States and Canada. She earned an MBA at the College of William and Mary and a law degree from the University of Virginia.

David N. Roberts, Director. Mr. Roberts has been a director of Portfolio Recovery Associates since its formation in 1996. Mr. Roberts joined Angelo, Gordon & Company, L.P. in 1993. He manages the firm's private equity and special situations area and was the founder of the firm's opportunistic real estate area. Mr. Roberts has invested in a wide variety of real estate, corporate and special situations transactions. Prior to joining Angelo, Gordon Mr. Roberts was a principal at Gordon Investment Corporation, a Canadian merchant bank from 1989 to 1993, where he participated in a wide variety of principal transactions including investments in the real estate, mortgage banking and food industries. Prior to joining Gordon Investment Corporation, he worked in the Corporate Finance Department of L.F. Rothschild where he specialized in mergers and acquisitions. He has a B.S. degree in economics from the Wharton School of the University of Pennsylvania.

Scott M. Tabakin, Director. Mr. Tabakin was appointed as a director of Portfolio Recovery Associates in 2004 and subsequently elected at the Company's next Annual Meeting of Stockholders. Mr. Tabakin has more than 20 years of public-company experience. Mr. Tabakin has served as Executive Vice President and Chief Financial Officer of Bravo Health, Inc., a privately owned Medicare managed health care company since 2006. Early in his career, Mr. Tabakin was an executive with the accounting firm of Ernst & Young. Prior to May 2001, Mr. Tabakin was Executive Vice President and CFO of Beverly Enterprises, Inc., then the nation's largest provider of long-term health care. He served as Executive Vice President and CFO of AMERIGROUP Corporation, a managed health-care company, from May 2001 until October 2003. From November 2003 until July 2006, Mr. Tabakin was an independent financial consultant. Mr. Tabakin is a certified public accountant and received a B.S. degree in accounting from the University of Illinois.

James M. Voss, Director. Mr. Voss was appointed as a director of Portfolio Recovery Associates in 2002 and subsequently elected at the Company's next Annual Meeting of Stockholders. Mr. Voss has more than 35 years of experience as a senior finance executive. He currently heads Voss Consulting, Inc., serving as a consultant to community banks regarding policy, organization, credit risk management and strategic planning. From 1992 through 1998, he was with First Midwest Bank as executive vice president and chief credit officer. He served in a variety of senior executive roles during a 24 year career (1965-1989) with Continental Bank of Chicago, and was chief financial officer at Allied Products Corporation (1990-1991), a publicly traded (NYSE) diversified manufacturer. Currently, he serves on the board of Elgin State Bank. Mr. Voss has both an MBA and Bachelor's Degree from Northwestern University.

Corporate Code of Ethics

The Company has adopted a Code of Ethics which is applicable to all directors, officers, and employees and which complies with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002, and the requirement of a "Code of Conduct" prescribed by Section 4350(n) of the Marketplace Rules of the NASDAQ Global Stock Market, Inc. The Code of Ethics is available to the public, and will be provided by the Company at no charge to any requesting party. Interested parties may obtain a copy of the Code of Ethics by submitting a written request to Investor Relations, Portfolio Recovery Associates, Inc., 120 Corporate Boulevard, Suite 100, Norfolk, Virginia, 23502, or by email at info@portfoliorecovery.com. The Code of Ethics is also posted on the Company's website at www.portfoliorecovery.com.

Certain information required by Item 10 is incorporated herein by reference to the section labeled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement in connection with the Company's 2010 Annual Meeting of Stockholders.

Item 11. Executive Compensation.

The information required by Item 11 is incorporated herein by reference to (a) the section labeled "Compensation Discussion and Analysis" in the Company's definitive Proxy Statement in connection with the Company's 2010 Annual Meeting of Stockholders and (b) the section labeled "Compensation Committee Report" in the Company's definitive Proxy Statement in connection with the Company's 2010 Annual Meeting of Stockholders, which section (and the report contained therein) shall be deemed to be furnished in this report and shall not be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 as a result of such furnishing in this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management And Related Stockholder Matters.

The information required by Item 12 is incorporated herein by reference to the section labeled "Security Ownership of Certain Beneficial Owners and Management" in the Company's definitive Proxy Statement in connection with the Company's 2010 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions.

The information required by Item 13 is incorporated herein by reference to Item 5 of this report and to the section labeled "Certain Relationships and Related Transactions" in the Company's definitive Proxy Statement in connection with the Company's 2010 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services.

The aggregate fees billed or expected to be billed by KPMG LLP for the years ended December 31, 2009 and 2008, respectively, are presented in the table below:

	2009	2008
Audit Fees		
Annual audit	$ 568,500	$ 551,500
Registration statement	15,000	-
Tax Fees	30,000	14,550
Other Fees:		
Subscription Fees [1]	2,100	1,500
Total Accountant Fees	$ 615,600	$ 567,550

(1) Subscription fees represent fees paid to KPMG LLP for an annual subscription to their proprietary research tool during 2009 and 2008, respectively.

The Audit Committee's charter provides that the Audit Committee will:

- Approve the fees and other significant compensation to be paid to auditors.
- Review the non-audit services to determine whether they are permissible under current law.
- Pre-approve the provision of all audit services and any permissible non-audit services by the independent auditors and the related fees of the independent auditors therefore.
- Consider whether the provision of these other non-audit services is compatible with maintaining the auditors' independence.

All the services performed by and fees paid to KPMG LLP were pre-approved by the Audit Committee.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements.

The following financial statements of the Company are included in Item 8 of this Annual Report on Form 10-K:

(b) Exhibits.

2.1	Equity Exchange Agreement between Portfolio Recovery Associates, L.L.C. and Portfolio Recovery Associates, Inc. (Incorporated by reference to Exhibit 2.1 of the Registration Statement on Form S-1).
3.1	Amended and Restated Certificate of Incorporation of Portfolio Recovery Associates, Inc. (Incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-1).
3.2	Second Amended and Restated By-Laws of Portfolio Recovery Associates, Inc.
4.1	Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-1).
4.2	Form of Warrant (Incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-1).
10.1	Employment Agreement, dated November 14, 2008, by and between Steven D. Fredrickson and Portfolio Recovery Associates, Inc. (Incorporated by reference to Exhibit 10.1 of the Form 8-K dated November 20, 2008).
10.2	Employment Agreement, dated November 14, 2008, by and between Kevin P. Stevenson and Portfolio Recovery Associates, Inc. (Incorporated by reference to Exhibit 10.2 of the Form 8-K dated November 20, 2008).
10.3	Employment Agreement, dated November 14, 2008, by and between Craig A. Grube and Portfolio Recovery Associates, Inc. (Incorporated by reference to Exhibit 10.3 of the Form 8-K dated November 20, 2008).
10.4	Employment Agreement, dated November 14, 2008, by and between Judith S. Scott and Portfolio Recovery Associates, Inc. (Incorporated by reference to Exhibit 10.4 of the Form 8-K dated November 20, 2008).
10.5	Amendment to Employment Agreement, dated December 31, 2008, by and between Steven D. Fredrickson and Portfolio Recovery Associates, Inc.
10.6	Amendment to Employment Agreement, dated December 31, 2008, by and between Kevin P. Stevenson and Portfolio Recovery Associates, Inc.
10.7	Amendment to Employment Agreement, dated December 30, 2008, by and between Craig A. Grube and Portfolio Recovery Associates, Inc.
10.8	Amendment to Employment Agreement, dated December 31, 2008, by and between Judith S. Scott and Portfolio Recovery Associates, Inc.
10.9	Portfolio Recovery Associates, Inc. Amended and Restated 2002 Stock Option Plan and 2004 Restricted Stock Plan. (Incorporated by reference to Exhibit 10.9 of the form 10-Q for the period ended June 30, 2004).

10.10 Third Amended and Restated Loan and Security Agreement, dated as of May 2, 2008, by and between Portfolio Recovery Associates, Inc, Bank of America, N.A., Wachovia Bank, N.A., RBC Centura Bank and SunTrust Bank (Incorporated by reference to Exhibit 10.1 of the Form 8-K filed May 12, 2008).

10.11 Fourth Amended and Restated Loan and Security Agreement, dated as of September 3, 2008, by and between Portfolio Recovery Associates, Inc, Bank of America, N.A., Wachovia Bank, N.A., RBC Centura Bank, SunTrust Bank and JP Morgan Chase Bank N.A. (Incorporated by reference to Exhibit 10.1 of the Form 8-K filed September 8, 2008).

10.12 Promissory Note dated September 3, 2008 by and between Portfolio Recovery Associates, Inc, and Bank of America, N.A.

10.13 Promissory Note dated September 3, 2008 by and between Portfolio Recovery Associates, Inc, and Wachovia Bank, National Association.

10.14 Promissory Note dated September 3, 2008 by and between Portfolio Recovery Associates, Inc, and RBC Bank (USA).

10.15 Promissory Note dated September 3, 2008 by and between Portfolio Recovery Associates, Inc, and SunTrust Bank.

10.16 Promissory Note dated September 3, 2008 by and between Portfolio Recovery Associates, Inc, and JPMorgan Chase Bank, N.A.

21.1 Subsidiaries of Portfolio Recovery Associates, Inc.

23.1 Consent of KPMG LLP

24.1 Powers of Attorney (included on signature page).

31.1 Section 302 Certifications of Chief Executive Officer

31.2 Section 302 Certifications of Chief Financial Officer

32.1 Section 906 Certifications of Chief Executive Officer and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portfolio Recovery Associates, Inc.
(Registrant)

Dated: February 16, 2010

By:/s/ Steven D. Fredrickson
Steven D. Fredrickson
President, Chief Executive Officer
and Chairman of the Board
(Principal Executive Officer)

Dated: February 16, 2010

By:/s/ Kevin P. Stevenson
Kevin P. Stevenson
Chief Financial and Administrative Officer,
Executive Vice President, Treasurer and Assistant Secretary
(Principal Financial and Accounting Officer)

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned whose signature appears below constitutes and appoints Steven D. Fredrickson and Kevin P. Stevenson, his true and lawful attorneys-in-fact, with full power of substitution and resubstitution for him and on his behalf, and in his name, place and stead, in any and all capacities to execute and sign any and all amendments or post-effective amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof and the registrant hereby confers like authority on its behalf.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: February 16, 2010

By:/s/ Steven D. Fredrickson
Steven D. Fredrickson
President and Chief Executive Officer
(Principal Executive Officer)

Dated: February 16, 2010

By:/s/ Kevin P. Stevenson
Kevin P. Stevenson
Chief Financial and Administrative Officer,
Executive Vice President, Treasurer and Assistant Secretary
(Principal Financial and Accounting Officer)

Dated: February 16, 2010

By:/s/ William P. Brophey
William P. Brophey
Director

Dated: February 16, 2010

By:/s/ Penelope W. Kyle
Penelope W. Kyle
Director

Dated: February 16, 2010

By:/s/ David N. Roberts
David N. Roberts
Director

Dated: February 16, 2010

By:/s/ Scott M. Tabakin
Scott M. Tabakin
Director

Dated: February 16, 2010

By:/s/ James M. Voss
James M. Voss
Director

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of the Registrant and Jurisdiction of Incorporation or Organization
Portfolio Recovery Associates, LLC – Delaware
PRA Holding I, LLC – Virginia
PRA Holding II, LLC – Virginia
PRA Holding III, LLC – Virginia (Doing business as PRA Café)
PRA Receivables Management, LLC – Virginia
PRA Location Services, LLC – Delaware (Doing business as IGS)
PRA Government Services, LLC – Delaware (Doing business as RDS)
MuniServices, LLC – Delaware (Doing business as PRA Government Services)

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Portfolio Recovery Associates, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-110330 and No. 333-110331) on Form S-8 and the registration statement (No. 333-162224) on Form S-3 of Portfolio Recovery Associates, Inc. of our reports dated February 16, 2010, with respect to the consolidated balance sheets of Portfolio Recovery Associates, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated income statements, and statements of changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Portfolio Recovery Associates, Inc.

/s/ KPMG LLP

Norfolk, Virginia
February 16, 2010

Exhibit 31.1

I, Steven D. Fredrickson, certify that:

1. I have reviewed this annual report on Form 10-K of PORTFOLIO RECOVERY ASSOCIATES, INC.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal controls over financial reporting, or caused such internal controls over financial reporting to be designed under my supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2010

By: /s/ Steven D. Fredrickson
Steven D. Fredrickson
Chief Executive Officer, President and
Chairman of the Board of Directors
(Principal Executive Officer)

Exhibit 31.2

I, Kevin P. Stevenson, certify that:

1. I have reviewed this annual report on Form 10-K of PORTFOLIO RECOVERY ASSOCIATES, INC.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal controls over financial reporting, or caused such internal controls over financial reporting to be designed under my supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2010

By: /s/ Kevin P. Stevenson
Kevin P. Stevenson
Chief Financial and Administrative Officer, Executive Vice President, Treasurer and Assistant Secretary
(Principal Financial and Accounting Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Portfolio Recovery Associates, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven D. Fredrickson, Chief Executive Officer, President and Chairman of the Board of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 16, 2010

By: /s/ Steven D. Fredrickson
Steven D. Fredrickson
Chief Executive Officer, President and
Chairman of the Board of Directors
(Principal Executive Officer)

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Portfolio Recovery Associates, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin P. Stevenson, Chief Financial and Administrative Officer, Executive Vice President, Treasurer and Assistant Secretary of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 16, 2010

By: /s/ Kevin P. Stevenson
Kevin P. Stevenson
Chief Financial and Administrative Officer,
Executive Vice President, Treasurer and
Assistant Secretary
(Principal Financial and Accounting Officer)

CORPORATE GOVERNANCE

MANAGEMENT



Steve Fredrickson
President and
Chief Executive Officer



Craig Grube
Executive Vice President,
Acquisitions



Kevin Stevenson
Executive Vice President,
Chief Financial and
Administrative Officer,
Treasurer and Asst.
Secretary



Judith Scott
Executive Vice President,
General Counsel and
Secretary

BOARD OF DIRECTORS



James Voss
Director

William Brophey
Director

Steve Fredrickson
Chairman of the Board

Scott Tabakin
Director

Penelope Kyle
Director

David Roberts
Lead Director

CORPORATE INFORMATION

STOCK EXCHANGE LISTING

Portfolio Recovery Associates' common stock trades on the NASDAQ Global Stock Market under the symbol "PRAA." Price information for the common stock appears daily in major newspapers.

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, New York 10004
Tel: 212-509-4000
Fax: 212-509-5150

AUDITORS

KPMG LLP
Norfolk, Virginia

LEGAL COUNSEL

Dechert, LLP
New York, New York

FINANCIAL PUBLICATIONS/INVESTOR INQUIRIES

Shareholders may acquire copies of the 2009 Form 10-K, Annual Report and other filed documents by visiting the Company's website at www.portfoliorecovery.com or by writing to us at:

Portfolio Recovery Associates
Attn: Investor Relations
120 Corporate Blvd., Suite 100
Norfolk, Virginia 23502

PRICE RANGE OF COMMON STOCK

The Company's common stock began trading on the NASDAQ Global Stock Market under the symbol "PRAA" on November 8, 2002. The following table sets forth the high and low sales price for the common stock for the year 2009.

	High	Low
2009	$50.50	$19.41

As of January 27, 2010, there were 29 holders of record of the common stock. Based on information provided by our transfer agent and registrar, we believe that there are approximately 20,369 beneficial owners of the Common Stock.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



Portfolio Recovery Associates, Inc.
Riverside Commerce Center
120 Corporate Blvd., Suite 100
Norfolk, Virginia 23502